04045300

IR 01-470020

September 17, 2004

Division of Corporation Finance,
Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549 U.S.A.

**Re: The Siam Commercial Bank Public Company Limited
Information Furnished pursuant to Rule 12g3-2(b)
Under the Securities Exchange Act of 1934**

Dear Sirs,

In accordance with the reporting obligations of the Siam Commercial Bank Public Company Limited to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we are pleased to enclose herewith:

Information furnished to public and filed with the SET:

1. Documents made or required to make public and filed or required to file with the SET translated into English
2. The Bank's Audited Financial Statements for The Quarters and Half Years Ended June 30, 2004

Information furnished to shareholders:

3. Summaries of all press releases and materials published or distributed to shareholders translated into English

Yours sincerely,
Siam Commercial Bank PCL

(Siribunchong Uthayophas)
Senior Vice President
Investor Relations Division

1. Documents made or required to make public and filed or required to file with the SET translated into English.

- List of Information furnished to public and filed with the SET since June 2004.

Document No.	Date Published, or distributed	Document
1	Jun 3, 2004	SCB's investment in ordinary shares of National Fertilizer Public Company Limited
2	Jun 3, 2004	Conversion date of preferred shares of Siam Commercial Bank into ordinary shares
3	Jun 14, 2004	SCB changes in investment proportion of National Fertilizer Public Company Limited
4	Jun 14, 2004	SCB Securities Co.,Ltd purchased new ordinary shares in Hunter Asset Management Co.,Ltd.
5	Jun 21, 2004	Summary Statement of Assets and Liabilities As of May 31, 2004
6	Jun 21, 2004	Sale of shares of Sonoco (Thailand) Company Limited
7	Jun 30, 2004	Director's Resignation
8	Jun 30, 2004	Result of final warrant exercise for preferred shares
9	Jul 5, 2004	Conversion of preferred shares of Siam Commercial Bank into ordinary shares
10	Jul 12, 2004	Signing of an agreement to sell shares in Book Club Finance Public Company Limited
11	Jul 13, 2004	Additional information in connection with the signing of an agreement to sell shares in Book Club Finance PCL.

— List of Information furnished to public and filed with the SET since June 2004. (Continued)

Document No.	Date Published, or distributed	Document
12	Jul 16, 2004	The Book Club Finance Pcl. (89.72% owned by the Siam Commercial Bank Pcl.) sold 500,000 ordinary shares in Dhanamitr Factoring Pcl.
13	Jul 19, 2004	SCB PCL announces the unaudited results of operation for the second quarter of 2004
14	Jul 19, 2004	Summary Statement of Assets and Liabilities As of June 30, 2004
15	Jul 20, 2004	Appointment of Director and the Extension of The President's Term of Office
16	Jul 21, 2004	Notification as to the result of Conversion of Subordinated Convertible Debenture
17	Jul 22, 2004	SCB's investment in ordinary shares of Power-P PCL
18	Aug 10, 2004	Selling of Bangkok Crystal Company Limited shares
19	Aug 10, 2004	Selling of Siam Press Management Company Limited shares
20	Aug 20, 2004	Summary Statement of Assets and Liabilities As of July 31, 2004
21	Aug 31, 2004	Management Discussion and Analysis For the second quarter and the six months ended June 30, 2004

EQ 471236

June 3, 2004

The President of the Stock Exchange of Thailand

SCB would like to inform its investment in ordinary shares of National Fertilizer Public Company Limited under the company's rehabilitation plan as follows :

Transaction Date	:	June 1, 2004
Involved Parties	:	Seller – National Fertilizer Public Company Limited
		Buyer – SCB
Transaction Assets	:	National Fertilizer Public Company Limited's ordinary shares
Objective	:	To comply with National Fertilizer Public Company Limited's rehabilitation plan
Type of Business	:	Manufacturer of chemical fertilizer
Registered Capital	:	648,619,720 Baht
Paid up Capital	:	648,619,720 Baht
Par Value	:	10.00 Baht per share
Transaction Description	:	Purchase shares by conversion of debt into equity.
Number of Shares	:	15,232,693 shares
Price	:	10.00 Baht/share
Total Value of Transaction	:	152,326,930 Baht
Percentage of Shares	:	SCB has invested in ordinary shares of National Fertilizer Public Company Limited 15,460,622 shares, being 23.84% of the company's paid up capital.
Transaction Size	:	0.02% of SCB's total asset, which does not come under SET rule on acquisition and disposal of assets. However it is a connected transaction (ordinary and usual course of business transaction with normal commercial terms and referential market price.)

Yours sincerely,

(Mr. Veerathai Santiprabhob)

SVP, Head of Equity Investment Division

Equity Investment Division : Tel (02) 544-2304

- TRANSLATION FROM THAI TEXT -

BSS 2-470220 June 3, 2004

President,

The Stock Exchange of Thailand

Re: Conversion date of preferred shares of Siam Commercial Bank into ordinary shares

Dear Sir,

Pursuant to Siam Commercial Bank PCL's issuance in April 1999 of 2,500,000,000 preferred shares, the preferential rights assigned to these shares have a duration period of 10 years commencing May 10, 1999. Holders of the preferred shares are entitled to convert them into ordinary shares of the Bank at a ratio of 1:1 at every 3-month interval namely, March 31, June 30, September 30, and December 31 of each year.

The procedure for the next conversion date on June 30, 2004 is as follows:

Conversion Notice	June 15 – 29, 2004
Exercise Date	June 30, 2004
Exercise Procedure	(1) Any holder of preferred shares may, within business hours, file a conversion notice with Thailand Securities Depository Company Limited or securities company which is its broker for securities trading. (2) Any holder of preferred shares may obtain form of conversion notice at Thailand Securities Depository Company Limited or securities company which is its broker for securities trading. (3) Documents required to be delivered for conversion are: 1. form of conversion notice as prescribed by the Bank; 2. preferred shares certificate or any replacement thereof (as prescribed by SET); and

/ 3. in case

3. in case of an individual, a copy of personal identification card, alien identification card or passport (as the case may be), all of which have to be certified correct by the owner of such card or passport,

   in case of a corporate entity, a copy of affidavit, certifying its juristic person status issued no more than 1 year prior to the date of filing together with a copy of personal identification card of the director who has authority to sign on behalf of such a corporate entity certified correct by the owner of such card.

Place for Exercise

(1) Thailand Securities Depository Company Limited; or

(2) any securities company which is the broker of such holder of preferred shares for securities trading.

Please be informed accordingly.

Yours faithfully,

The Siam Commercial Bank PCL

(Siribunchong Uthayophas)

Company Secretary

EQ 471253

June 14, 2004

The President of the Stock Exchange of Thailand

SCB would like to inform you of changes in investment proportion of National Fertilizer Public Company Limited due to private placement of National Fertilizer Public Company Limited shares.

Transaction Assets	:	National Fertilizer Public Company Limited's ordinary shares
Type of Business	:	Manufacturer of chemical fertilizer
Registered Capital	:	3,000,000,000 Baht
Paid up Capital	:	2,486,619,720 Baht
Par Value	:	10.00 Baht per share
Transaction Description	:	Decrease in investment proportion was resulted from capital increase of the company as stipulated in the company's rehabilitation plan.
Percentage of Shares	:	SCB's investment proportion was decreased from 23.84% of paid up capital to 6.22% of paid up capital after the private placement of the company's shares.

Yours sincerely,

(Mr. Veerathai Santiprabhob)

SVP, Head of Equity Investment Division

EQ 471256

June 14, 2004

The President of the Stock Exchange of Thailand

SCB would like to inform SET that SCB Securities Co.,Ltd (99.9999% owned by the Siam Commercial Bank Pcl.) purchased 500,000 new ordinary shares in Hunter Asset Management Co.,Ltd.

Transaction Date	:	June 10,2004
Transaction Asset	:	New ordinary shares of Hunter Asset Management Co.,Ltd.
Objective	:	Long-term investment
Type of Business	:	Asset management
Previous registered and piad-up capital	:	20,000,000 Baht divided into 2,000,000 ordinary shares at the par value of 10.00 Baht/share
New registered capital	:	30,000,000 Baht divided into 3,000,000 ordinary shares at the par value of 10.00 Baht/share
New paid-up caital	:	25,000,000 Baht divided into 2,000,000 ordinary shares at the par value of 10.00 Baht/share and 1,000,000 ordinary share paid up 50% of par value which is equal to 5.00 Baht/share
Type of transaction	:	SCB Securities Co.,Ltd (99.99% owned by the Siam Commercial Bank Pcl.) purchased new ordinary shares in Hunter asset management Co.,Ltd

Number of shares (shares)	Proportion	Par value (Baht/share)	Price (Baht/share)	Value of transaction (Baht)
500,000	50.00%	10.00	5.00	2,500,000

Size of Transaction	:	0.01% of SCB's net tangible assets, hence it does not come under SET rule on acquisition and disposal of assets or SET rule on connected transaction.

Yours sincerely,

(Mr. Veerathai Santiprabhob)

SVP, Head of Equity Investment Division

Equity Investment Division : Tel (02) 544-2301-4

ธนาคารไทยพาณิชย์
SIAM COMMERCIAL BANK

C.B.1.1

Summary Statement of Assets and Liabilities [1/]

As of May 31, 2004

Assets	Baht	Liabilities	Baht
Cash	10,644,253,001.12	Deposits	642,830,166,224.64
Interbank and money market items	61,435,737,954.71	Interbank and money market items	16,829,038,161.76
Securities purchased under resale agreements	22,300,000,000.00	Liabilities payable on demand	3,421,096,660.52
Investments in securities, net	150,213,652,460.01	Securities sold under repurchase agreements	500,000,000.00
(with obligations Baht 8,508,040,000.00)		Borrowings	18,856,198,825.48
Credit advances (net of allowance for doubtful accounts)	476,934,295,415.63	Bank's liabilities under acceptances	517,349,000.87
Accrued interest receivables	1,653,999,456.94	Other liabilities	13,949,975,496.60
Properties foreclosed	11,074,949,524.51	**Total Liabilities**	**696,903,824,369.87**
Customers' liabilities under acceptances	517,349,000.87	**Shareholders' Equity**	
Premises and equipment, net	20,481,033,900.43	Paid-up share capital	
Other assets	13,580,794,709.07	(registered share capital Baht 70,000,000,000.00)	32,144,761,970.00
		Reserves and net profit after appropriation	14,554,738,193.35
		Other reserves and profit and loss account	25,232,740,890.07
		Total Shareholders' Equity	**71,932,241,053.42**
Total Assets	**768,836,065,423.29**	**Total Liabilities and Shareholders' Equity**	**768,836,065,423.29**
Customers' liabilities under unmatured bills	3,161,238,492.63	Bank's liabilities under unmatured bills	3,161,238,492.63
Total	**771,997,303,915.92**	**Total**	**771,997,303,915.92**

	Baht
Non-Performing Loans As of 31 March 2004 (Quarterly)	87,102,142,000.00
(16.37 percents of total loans before allowance for doubtful accounts)	
Required provisioning for loan loss,as of 31 March 2004 (Quarterly)	50,663,696,000.00
Actual allowance for doubtful accounts	71,837,270,524.91
Loans to related parties	13,193,892,710.76
Loans to related asset management companies	Nil
Loans to related parties due to debt restructuring	10,399,613,645.59
Borrowings as part of subordinated debentures cum preferred shares to be	
included in the Tier 1 Capital, permitted by the Bank of Thailand	Nil
Legal capital fund	74,434,857,463.55
Changes in assets and liabilities this month due to the penalty expenses from	
violating the Commercial Banking Act B.E.2505 and amended Act,section	Nil
International Banking Facility's assets and liabilities	
Total assets	5,986,148,141.84
Total liabilities	2,936,804.51
Significant contingent liabilities	
Avals to bills and guarantees of loans	4,698,877,363.69
Letters of credit	12,296,412,612.91

[1/] **This Summary Statement has not been reviewed or audited by Certified Public Accountant**

(Mr. Krieng Wongnongtaey)
Division Head, Financial Reporting & Control Division

(Khunying Jada Wattanasiritham)
President and Chief Executive Officer

Ref. : EQI. 471271

Date : June 21 , 2004

Subject : Sale of shares of Sonoco (Thailand) Company Limited

To : The President of the Stock Exchange of Thailand

SCB would like to inform SET that SCB sold 45,000 shares in Sonoco (Thailand) Company Limited. The details of which are as follows:

Transaction Date	:	June 21, 2004
Involved Parties	:	Seller – Siam Commercial Bank PCL. Buyer – Sonoco Singapore PTE. Ltd.
Transaction Assets	:	Common Shares of Sonoco (Thailand) Company Limited
Objective	:	To decrease investment in non-core business
Type of Business	:	Produce and distribute paper tube
Registered Capital	:	300.00 Million Baht
Paid up Capital	:	185.00 Million Baht
Par Value	:	1,000.00 Baht per share
Transaction Description	:	SCB sold 45,000 common shares (15 percent of paid-up capital) of Sonoco (Thailand) Company Limited at 570.00 Baht per share. Total value of the transaction was 25,650,000 Baht.
Percentage of Shares	:	After this transaction, SCB will no longer invest in Sonoco (Thailand) Company Limited.
Transaction Size	:	0.0003% of SCB's net tangible assets, hence it does not come under the SET rule on acquisition and disposal of assets or the SET rule on connected transaction.

Yours sincerely,

(Mr.Veerathai Santiprabhob)

SVP, Head of Equity Investment Division

- Translation -

BSS. 1-470203

30 June 2004

The President,

The Stock Exchange of Thailand

Re: Director's Resignation

Dear Sir,

The Siam Commercial Bank PCL would like to inform that Mr. Verachai Tantikul had tendered his resignation from the position of director effective on 1 July 2004.

Please be informed accordingly.

Yours faithfully,

The Siam Commercial Bank PCL

(Siribunchong Uthayophas)

Company Secretary

- Translation from Thai Text -

BSS. 2-470288 June 30, 2004

President,

The Stock Exchange of Thailand

Re: Result of final warrant exercise for preferred shares

Dear Sir,

Pursuant to Siam Commercial Bank PCL's issuance of 115,000,883 5-year warrants (SCB-W) on June 22, 1999 to subscribers of the Bank's new common share issued during December 18 - 24, 1997, the warrants may be exercised every 3 months on March 22 (notification date March 8 - 21) June 22 (notification date June 8 - 21) September 22 (notification date September 8 - 21) and December 22 (notification date December 8 - 21) each year at a ratio of 1 warrant for 1 preferred share at an exercise price of Bt38.70 per share. Holders can contact any branch of the Bank for exercise of the warrants.

For June 22, 2004, the results of final warrant exercise are as follows:

Warrants		
Initial issue	115,000,883	units
Already exercised	1,646,862	units
Exercise applications, final period	110,468,708	units
Outstanding unexercised warrants	2,885,313	units
Preferred Shares		
Preferred shares issuable for warrant exercise	115,000,883	units
Preferred shares already issued	1,646,862	units
Exercise applications, final period	110,468,708	units
Remaining preferred shares issuable	2,885,313	units
Warrant exercise in this period by nationality		
Non-Thai nationals	80,598,508	shares
Thai nationals	29,870,200	shares

Please be informed accordingly.

Yours faithfully,
The Siam Commercial Bank PCL

(Siribunchong Uthayophas)
Company Secretary

- Translation from Thai Text -

BSS 2-470294 July 5, 2004

President,
The Stock Exchange of Thailand

Re: Conversion of preferred shares of Siam Commercial Bank into ordinary shares

Dear Sir,

Pursuant to Siam Commercial Bank PCL's issuance in April 1999 of 2,500,000,000 preferred shares, and their subsequent listing on May 14, 1999, the preferential rights assigned to these shares have a duration period of 10 years commencing May 10, 1999. Holders of the preferred are entitled to convert them into ordinary shares of the Bank at a ratio of 1:1 at every 3-month interval namely, March 31, June 30, September 30, and December 31 of each year.

For the June 30, 2004 exercise date, applications for conversion were for 18,111,302 shares, resulting in changes in number of common shares and preferred shares of the Bank as follows:

Preferred Shares		
Initial number of preferred shares issued	2,500,000,000	Shares
Increase in preferred shares resulting from SCB - W exercise	112,115,570	Shares
Number of preferred shares already converted	(795,923,435)	Shares
Conversion per this exercise date (June 30, 2004)	(18,111,302)	Shares
Convertible preferred shares outstanding	1,798,080,833	Shares
Ordinary shares		
Number of ordinary shares outstanding prior to conversion	588,760,073	Shares
Previous conversion from subordinated debentures	124,069,262	Shares
Previous conversion from preferred shares	795,923,435	Shares
Conversion per this exercise date (June 30, 2004)	18,111,302	Shares
Total ordinary shares outstanding	1,526,864,072	Shares
No. of new converted shares held by **foreign** shareholders	14,302,239	Shares
No. of new converted shares held by **local** shareholders	3,809,063	Shares

Please be informed accordingly.

Yours faithfully,
The Siam Commercial Bank PCL

(Siribunchong Uthayophas)
Company Secretary

EQ 471304

July 12, 2004

Re: Signing of an agreement to sell shares in Book Club Finance Public Company Limited

To: The President of the Stock Exchange of Thailand

Siam Commercial Bank (SCB) would like to inform the Stock Exchange of Thailand that today SCB entered into an agreement to sell all shares in Book Club Finance Public Company Limited (Book Club) held by SCB (89.72 percent of the company's paid up capital) to Land and House Credit Foncier Company Limited (L&H), which intends to merge Book Club with its own operation according to its plan to apply for a retail bank license. SCB decided to sell all shares in Book Club with a view to complying with the "One Presence Policy" of the Bank of Thailand's Financial Sector Master Plan.

The execution of share sale will occur after L&H's application for a retail bank license has been approved by the Minister of Finance and relevant parties have complied with all the necessary laws and regulations. The share price will be calculated based on the company's book value as at end March 2004 taking into account additional provisions to be allocated to certain asset items. In addition, the share price will be adjusted for losses that the company will incur from an early redemption of subordinated debt and convertible debt held by SCB; the adjustment will depend on the market interest rate prevailing around the time of the share-sale execution.

Sincerely yours,

The Siam Commercial Bank Public Company Limited

Khunying Jada Wattanasiritham

President and CEO

EQ.471310 13 July 2004

Subject : Additional information in connection with the signing of an agreement to sell shares in Book Club Finance PCL.

To : The President of the Stock Exchange of Thailand

Per the Stock Exchange of Thailand (SET)'s request, the Siam Commercial Bank PCL. would like to provide additional information on the Land and House Credit Foncier Company Limited as follows:

1. Major Shareholders holding more than 5% of the company's total paid-up shares as of 30 January 2004

	No. of Shares held (shares)	Percentage of total paid-up shares
1. Mr. Boonsong Asavabhokhin	100,000	10.00
2. Miss Piangjai Harnpanij	100,000	10.00
3. Mr. Anant Asavabhokhin	100,000	10.00
4. Mr. Anuphong Asavabhokhin	100,000	10.00

2. List of the company's directors
   1. Dr. Siri Ganjarerndee
   2. Mr. Adul Vinaiphat
   3. Mrs. Suwanna Buddhaprasart
   4. Mr. Adisak Atiratkul
   5. Mr. Phairoj Paisarnsrisomsook
   6. Mrs. Waranya Wongsamphanwech
   7. Mr. Somkiat Nanthiwart

3. Summary of the company's financial data as of 31 December 2003

Total assets	343.19 MB.
Total liabilities	241.99 MB.
Total shareholders' equity	101.20 MB.

Net interest and dividend income after bad debt and doubtful accounts	48.98 MB.
Total non-interest income	4.78 MB.
Total non-interest expenses	42.75 MB.
Net earnings for the year	11.00 MB.

Sincerely yours,

The Siam Commercial Bank Public Company Limited

Mr. Veerathai Santiprabhob

SVP, Head of Equity Investment Division

EQ 471324

July 16, 2004

The President of the Stock Exchange of Thailand

SCB would like to inform SET that The Book Club Finance Pcl. (89.72% owned by the Siam Commercial Bank Pcl.) sold 500,000 ordinary shares in Dhanamitr Factoring Pcl.

Transaction Date	:	July 14,2004
Transaction Asset	:	Ordinary shares of Dhanamitr Factoring Pcl.
Objective	:	To decrease investment proportion
Type of Business	:	Factoring
Registered and piad-up capital	:	80,000,000 Baht divided into 16,000,000 ordinary shares at the par value of 5.00 Baht/share
Type of transaction	:	The Book Club Finance Pcl.(89.72% owned by the Siam Commercial Bank Pcl.) sold ordinary shares in Dhanamitr Factoring Pcl.

Number of shares (shares)	Proportion	Par value (Baht/share)	Price (Baht/share)	Value of transaction (Baht)
800,000	5.00%	5.00	12.00	9,600,000

Percentage of shares	:	After the aforesaid Transaction; The Book Club Finance Pcl. will no longer have investment in this company. However, SCB still holds 800,000 ordinary shares of Dhanamitr Factoring Pcl, representing 5.00% of its paid-up capital.
Size of Transaction	:	0.007% of SCB's net tangible assets, hence it does not come under SET rule on acquisition and disposal of assets or SET rule on connected transaction.

Yours sincerely,

(Mr. Veerathai Santiprabhob)

SVP, Head of Equity Investment Division

Equity Investment Division : Tel (02) 544-2301-4

Date: July 19, 2004

The Siam Commercial Bank PCL announces the unaudited results of operation for the second quarter of 2004

The Siam Commercial Bank PCL announces the preliminary results of operation for the first half of 2004, net profit increased almost two folds to Baht 11,727 million from Baht 5,971 million a year earlier. The sales of the Bank's non-core equity investments resulted in gain on investment of Baht 5,674 million.

For the second quarter of 2004, net profit was Baht 4,869 million, a decline from Baht 6,858 million in the first quarter of 2004 due mainly to lower gain on investment. However, net profit for this quarter increased significantly from Baht 2,895 million in the second quarter of 2003.

Khunying Jada Wattanasiritham, President & Chief Executive Officer said, "Core operating performance in the second quarter was satisfactory and in line with our strategy to focus on growth after we have built a strong foundation through the Change Program over the past 2 years. In the first half of this year, net loan extension rose markedly at 10.9% or by Baht 55,052 million. Besides, we were able to maintain net interest income and net interest margin at steady levels. Fee and service income increased according to plan."

Dr. Vichit Suraphongchai, Chairman of the Executive Committee said of the Bank's strategy for the second half of this year, "We will focus on quality growth in both our core businesses and our financial group in line with our strategy to be the Universal Bank."

Significant items of operating results in the second quarter of 2004:

1. Net interest and dividend income

Net interest and dividend income was Baht 4,914 million, up Baht 169 million from the previous quarter and Baht 290 million from the second quarter of 2003.

Given loan expansion, interest income from loans increased by Baht 618 million from the previous quarter. The figure includes Baht 140 million in extra interest income from restructured loans.

Interest and dividend income from investment declined from the previous quarter, mainly due to the booking of dividend from Vayupak Fund in the first quarter.

Higher net interest income improved net interest margin to 2.60% in this quarter, up from 2.53% in the previous quarter.

(Million Baht)

	Quarter 2/04	Quarter 1/04	% qoq	Quarter 2/03	% yoy
Interest and Dividend Income	6,423	6,262	2.6	7,053	-8.9
- Loan	5,226	4,609	13.4	5,521	-5.3
- Interbank and money market items	208	259	-19.6	296	-29.7
- Investments	988	1,395	-29.2	1,235	-20.0
Interest Expenses	1,509	1,518	-0.6	2,428	-37.9
Net Interest and Dividend Income	4,914	4,745	3.6	4,624	6.3
Net Interest Margin*	2.60%	2.53%		2.60%	

* Calculations based on average outstanding of 2 quarters

2. Non-interest income

Non-interest income from core business operation totaled Baht 2,251 million, a decline of Baht 107 million from the previous quarter. The decrease is attributed to lower gain on foreign exchange of Baht 211 million, due to accounting adjustment and special income booked in the first quarter. Fee and service income increased by Baht 57 million from loan-related business expansion resulting in higher credit-related fee income. Other fee income including card businesses, bancassurance, and cash management continued to gain good momentum.

(Million Baht)

	Quarter 2/04	Quarter 1/04	% qoq	Quarter 2/03	% yoy
Fee and service income	1,863	1,806	3.2	1,382	34.8
- Acceptances, aval and guarantees	223	162	37.1	146	53.0
- Others	1,640	1,644	-0.2	1,236	32.7
Gain on exchange	323	534	-39.6	466	-30.8
Other income	65	18	267.3	13	383.7
Total operating income	2,251	2,358	-4.5	1,861	21.0
Gain/loss from investments	2,039	3,635	-43.9	76	2,579.7
Income from equity interest in subsidiaries/associated companies	110	525	-79.0	235	-52.9
Total Non-Interest Income	4,400	6,518	-32.5	2,172	102.6

This quarter, gain on investment decreased from Baht 3,635 million to Baht 2,039 million due to smaller sales of securities. This quarter, the Bank continued to divest its non-core equity investments. Income from subsidiaries and associated companies was down by Baht 415 million to Baht 110 million due to the booking of accrued expense in a subsidiary's account and the slow down in the stock market.

Overall, non-interest income was Baht 4,400 million, a decline of Baht 2,118 million from Baht 6,518 million in the previous quarter. Compared to the second quarter of last year, non-interest income increased by Baht 2,228 million from Baht 1,963 million increase in gain on investment and Baht 481 million increase in fee and service income. Gain on exchange, on the other hand, declined by Baht 143 million and income from subsidiaries and associated companies decreased by Baht 125 million.

3. Non-interest expenses

Total non-interest expenses were Baht 3,844 million, up Baht 39 million from Baht 3,805 million in the previous quarter.

(Million Baht)

	Quarter 2/04	Quarter 1/04	% qoq	Quarter 2/03	% yoy
Personnel expenses	1,225	1,427	-14.2	1,069	14.5
Premises and equipment expenses	917	741	23.8	707	29.7
Taxes and duties	283	270	4.7	284	-0.5
Fee and service expenses	354	433	-18.3	402	-12.0
Directors' remuneration	39	10	291.1	10	291.9
Contribution to the FIDF	614	614	0	581	5.6
Other expenses	412	310	32.8	248	66.6
Total Non-Interest Expenses	3,844	3,805	1.0	3,301	16.4
Operating Cost to Income Ratio	53.6%	53.6%		50.0%	

- Personnel expenses declined by Baht 202 million to Baht 1,225 million as the Bank had booked special bonus to employees in the first quarter of 2004. In this quarter, the Bank transferred personnel from the subsidiaries in credit card and IT, resulting in higher personnel expenses.
- Premises and equipment expenses were up by Baht 176 million or 23.8% mainly from cost on re-branding program and IT system.
- Taxes and duties increased by Baht 13 million to Baht 283 million.
- Fee and service expenses declined by Baht 79 million due to the consolidation of the credit card subsidiary which led to lower fee.
- Directors' remuneration was up by Baht 10 million to Baht 39 million from bonus payment approved by the shareholders.
- Other expenses increased by Baht 102 million to Baht 412 million, mainly from business promotion expenses.

Compared to the same quarter of last year, non-interest expenses increased by Baht 543 million due to increases of Baht 210 million in premises and equipment expenses, Baht 156 million in personnel expenses and Baht 164 million in other expenses.

Although expenses increased, income rose simultaneously, resulting in stable operating cost to income ratio compared to the last quarter at 53.6%. However, it rose from 50.0% in the second quarter of last year.

4. Loan loss provision

In the second quarter of this year, the Bank set aside Baht 600 million as general reserve. As at June 30, 2004, loan loss provision totaled Baht 71,312 million and loan loss coverage ratio was 83.6%.

Balance sheet as at June 30, 2004

1. Loans and Deposits

As at June 30, 2004, total loans outstanding before allowance for doubtful accounts were Baht 561,345 million, an increase of Baht 55,052 million or 10.9% from the end of last year, and an increase of Baht 36,119 million or 6.9% from last quarter. Good loans expanded by Baht 62,205 million or 15.8% while loans from Special Assets Group declined by Baht 7,152 million or 6.3%.

Loan extension in all sectors was stepped up. Compared to the end of last year, Corporate loans increased by Baht 22,672 million or 11.5%, SME loans increased by Baht 8,643 million or 10.9%, Retail loans increased by Baht 16,646 million or 14.3% and other loans increased by Baht 14,244 million.

(Million Baht)

	30 Jun 04	31 Mar 04	% qoq	31 Dec 03	% ytd
Loans	561,345	525,226	6.9	506,293	10.9
Good Bank	455,817	414,996	9.8	393,612	15.8
- Corporate	220,185	206,934	6.4	197,513	11.5
- SME	88,022	83,816	5.0	79,379	10.9
- Retail	133,366	124,006	7.5	116,720	14.3
- Others	14,244	240	5,835.0	-	NA
Bad Bank	105,528	110,231	-4.3	112,680	-6.3
Deposits	611,567	623,120	-1.9	607,132	0.7
Loan to deposits ratio	91.8%	84.3%		83.4%	

Deposit growth rates of 0.7% ytd and –1.9% qoq to Baht 611,567 million were less than loan growth. Loan to deposit ratio consequently improved to 91.8% from 83.4% at the end of 2003.

2. Investments

Investments totaled Baht 139,876 million, a decline of 5.2% from the end of last year or 5.9% from the previous quarter due to the divestment of shares in non-core businesses and liquidity management.

(Million Baht)

	30 June 04	31 Mar 04	% qoq	31 Dec 03	% ytd
Investments					
- Short-term investment-net	31,745	38,207	-16.9	37,815	-16.1
- Long-term investment-net	90,685	92,650	-2.1	95,526	-5.1
- Investment in subsidiaries and associated companies-net	17,446	17,746	-1.7	14,258	22.4
Total Investments-net	139,876	148,603	-5.9	147,600	-5.2

3. Borrowings

Borrowings decreased by 21.1% from the end of last year to Baht 18,960 million as the USD subordinated convertible bonds amounting to Baht 3,810 million matured in January 2004.

4. Shareholders' equity

At June 30, 2004, shareholders' equity stood at Baht 77,454 million, equivalent to book value per share of Baht 24.10. Shareholders equity rose Baht 1,930 million from the end of last year.

The increase in shareholders' equity was mainly from:
- Baht 11,727 million of profit for the period
- Baht 1,557 million of the conversion of subordinated convertible bond
- Baht 4,275 million of the warrant exercise.

The decrease was mainly from
- Dividend payment of Baht 4,487 million for 2003 operations
- Baht 11,184 million decrease in surplus on investment revaluation from sales of investment and decline in stock values on the back of poor market condition.

Total Capital Funds

Total capital funds (tier 1 and tier 2) at June 30, 2004 were Baht 70,890 million or approximately 12.8% of total risk assets, of which 8.4% was tier 1 capital.

If including Baht 11,727 million profit of the first half of 2004 and paid-up capital from the exercise of warrants amounting to Baht 4,275 million and registered during the beginning of July, 2004, Tier 1 ratio would be 11.3% and total capital funds would be 15.7%.

Non-Performing Loans (NPLs)

As at June 30, 2004, non-performing loans (NPLs) according to the Bank of Thailand's new definition were Baht 85,287million or 15.0%, a decline of Baht 1,815 million from Baht 87,102 million or 16.3% at the end of the first quarter of 2004. The decrease can be attributed to progress of debt restructuring and write off.

Table 1

Siam Commercial Bank PCL

Classified Loans and Allowance for Doubtful Accounts per Bank of Thailand's Regulation

Unit : Million Baht

	June-04		March-04	
	Amount	**Allowance for classified loans**	**Amount**	**Allowance for classified loans**
Classified loans(including accrued interest receivables and other assets)				
Normal	474,063	10,326	434,076	11,646
Special Mention	8,749	83	11,137	96
Substandard	7,447	773	4,897	728
Doubtful	4,867	658	7,698	1,101
Doubtful Loss	72,973	33,871	74,507	34,074
Total	568,100	45,710	532,316	47,646
General and Specific Allowance		25,708		24,244
Total Allowance		71,418		71,890

Problem Classified Loans (Substandard and lower)	85,287		87,102	
% of Total Classified Loans	15.0%		16.3%	

Remarks:

Non-performing Loans (NPLs) were substandard and lower, excluding accrued interest recievables and other assets

ธนาคารไทยพาณิชย์
SIAM COMMERCIAL BANK

C.B.1.1

Summary Statement of Assets and Liabilities [1/]

As of June 30, 2004

Assets	Baht	Liabilities	Baht
Cash	10,619,620,014.46	Deposits	611,566,852,038.79
Interbank and money market items	49,778,236,097.57	Interbank and money market items	16,180,591,294.83
Securities purchased under resale agreements	12,000,000,000.00	Liabilities payable on demand	3,728,017,276.95
Investments in securities, net	139,876,308,408.67	Securities sold under repurchase agreements	4,000,000,000.00
(with obligations Baht 10,603,950,000.00)		Borrowings	18,959,590,894.93
Credit advances (net of allowance for doubtful accounts)	490,033,229,793.37	Bank's liabilities under acceptances	439,613,595.31
Accrued interest receivables	1,567,713,860.99	Other liabilities	16,884,121,684.88
Properties foreclosed	11,088,890,414.79	**Total Liabilities**	**671,758,786,785.69**
Customers' liabilities under acceptances	439,613,595.31	**Shareholders' Equity**	
Premises and equipment, net	20,682,617,460.51	Paid-up share capital	
Other assets	8,851,132,872.82	(registered share capital Baht 70,000,000,000.00)	32,144,761,970.00
		Reserves and net profit after appropriation	14,554,677,443.36
		Other reserves and profit and loss account	26,479,136,319.44
		Total Shareholders' Equity	**73,178,575,732.80**
Total Assets	**744,937,362,518.49**	**Total Liabilities and Shareholders' Equity**	**744,937,362,518.49**
Customers' liabilities under unmatured bills	3,024,913,719.69	Bank's liabilities under unmatured bills	3,024,913,719.69
Total	**747,962,276,238.18**	**Total**	**747,962,276,238.18**

	Baht
Non-Performing Loans As of 30 June 2004 (Quarterly)	85,287,453,000.00
(15.03 percents of total loans before allowance for doubtful accounts)	
Required provisioning for loan loss,as of 30 June 2004 (Quarterly)	48,844,056,000.00
Actual allowance for doubtful accounts	71,417,830,614.88
Loans to related parties	11,824,706,804.99
Loans to related asset management companies	Nil
Loans to related parties due to debt restructuring	10,356,191,068.32
Borrowings as part of subordinated debentures cum preferred shares to be	
included in the Tier 1 Capital, permitted by the Bank of Thailand	Nil
Legal capital fund	70,889,674,983.55
Changes in assets and liabilities this month due to the penalty expenses from	
violating the Commercial Banking Act B.E.2505 and amended Act,section	Nil
International Banking Facility's assets and liabilities	
Total assets	3,680,575,994.83
Total liabilities	2,884,787.46
Significant contingent liabilities	
Avals to bills and guarantees of loans	4,246,504,482.80
Letters of credit	12,129,891,614.89

[1/] **This Summary Statement has not been reviewed or audited by Certified Public Accountant**

(Mr. Krieng Wongnongtaey)
Division Head, Financial Reporting & Control Division

(Khunying Jada Wattanasiritham)
President and Chief Executive Officer

- Translation -

BSS.1- 470228 20 July 2004

The President,

The Stock Exchange of Thailand

Re: Appointment of Director and the Extension of The President's Term of Office

The Meeting of Board of Directors of the Siam Commercial Bank no. 8/2004 on 19 July 2004 passed the following resolutions:

1. To appoint Mr. Prakob Tantiyapong, Deputy Permanent Secretary, Ministry of Finance as a director of the Bank to fill the position vacated by Mr. Verachai Tantikul. The appointment takes effect on 19 July 2004.
2. To extend the Bank President Khunying Jada Wattanasiritham's term of office from 30 April 2005 to 31 December 2006.

Please be informed accordingly.

Yours faithfully,

The Siam Commercial Bank PCL

(Siribunchong Uthayophas)

Company Secretary

- Translation from Thai Text -

No. Tor Thor. 31-470790 July 21, 2004

Subject: Notification as to the result of Conversion of Subordinated Convertible Debenture

To: The President

The Stock Exchange of Thailand

Pursuant to the issuance of the Bank's Baht 6 Billion subordinated convertible debentures on 16th October 1998 with a tenor of 7 years maturing 2005 offered to investors having been characterized or classified as described in the 17 types of investors under the Announcement of the Securities and Exchange Commission, the Bank would like to notify the result of conversion on July 16, 2004 of which exercise price is Baht 30 pershare as follows:

	Description	Unit
1.	Subordinated convertible debentures at first placement	6,000,000
	Converted debentures	3,722,080
	Debentures requested conversion	349,500
	Outstanding unconverted debentures	1,928,420
2.	Common stocks accommodated conversion	200,000,000
	Converted - common stocks	124,069,262
	Requested conversion - common stocks	11,649,995
	Outstanding common stocks for conversion	64,280,743
3.	Debenture-converted-common stocks in this exercise held by Foreign investors	-
	Debenture-converted-common stocks in this exercise held by Thai investors	11,649,995

Please be informed accordingly.

Yours faithfully,

The Siam Commercial Bank PCL

(Siribunchong Uthayophas)

Company Secretary

Ref. : EQI 471332

Date : July 22, 2004

Subject : SCB's investment in Power-P PCL

To The President of the Stock Exchange of Thailand

SCB would like to inform you of its investment in ordinary shares of Power-P PCL under the Company's rehabilitation plan as follows:

Transaction Date	:	21 July 2004
Involved Parties	:	Seller – Power-P PCL Buyer – Siam Commercial Bank PCL
Transaction Assets	:	Ordinary shares of Power-P PCL
Objective	:	To comply with Power-P PCL's rehabilitation plan
Type of Business	:	Manufacturer of structural clay products and Contractor
Registered Capital	:	2,100,000,000.00 Baht
Paid-up Capital	:	2,100,000,000.00 Baht
Par Value	:	10.00 Baht per share
Transaction Description	:	Acquire shares by conversion of debt into equity
Number of Shares	:	28,007,928 shares
Price	:	5.00 Baht per share
Total Value of Transaction	:	140,039,640.00 Baht
Percentage of Shares	:	13.34% of new paid-up capital
Transaction Size	:	0.0188% of SCB's total assets, hence it does not come under SET rule on acquisition or disposal of assets and SET rule on connected transaction.

Yours sincerely,

(Mr.Veerathai Santiprabhob)

SVP, Head of Equity Investment Division

Ref : EQI 471362

Date : August 10, 2004

Subgect : Selling of Bangkok Crystal Company Limited shares

To The President of the Stock Exchange of Thailand

SCB would like to inform you of the sale of its shares in Bangkok Crystal Company Limited as follows:

Transaction Date	:	August 9, 2004
Involved Parties	:	Seller – SCB
		Buyer – Mr. Tarnin Phanichewa
		Mr. Tanet Phanichewa
		Mr. Thamajak Phanichewa
		Miss Siriwan Phanichewa
Transaction Assets	:	Ordinary shares of Bangkok Crystal Company Limited
Objective	:	To divest investment in non-core business
Type of Business	:	Manufacturer of Glass block and Stemware
Registered Capital	:	500,009,380.00 Baht
Paid up Capital	:	500,009,380.00 Baht
Par Value	:	10.00 Baht per share
Transaction Description	:	Sell ordinary shares of Bangkok Crystal Company Limited
Number of Shares	:	37,074,987 shares (75.06% of paid-up capital)
Price	:	0.50 Baht per share
Total Value of Transaction	:	18,765,524.00 Baht
Percentage of Shares	:	After this transaction, SCB will no longer be a shareholder of Bangkok Crystal Company Limited
Transaction Size	:	0.003% of SCB's total asset, which does not come under SET rule on acquisition or disposal of assets and SET rule on connected transaction.

Yours sincerely,

(Mr. Veerathai Santiprabhob)

SVP, Head of Equity Investment Division

Equity Investment Division

Ref. : EQI 471363

Date : August 10, 2004.

Subject : Selling of Siam Press Management Company Limited shares

To The President of the Stock Exchange of Thailand

SCB would like to inform you of the sale of its shares in Siam Press Management Co., Ltd. as follows:

Transaction Date	:	9 August 2004
Involved Parties	:	Seller – Siam Commercial Bank PCL Buyer – T.K.S. Technology PCL
Transaction Assets	:	Ordinary shares of Siam Press Management Co., Ltd.
Objective	:	To divest investment in non-core business
Type of Business	:	Printing services and warehouse management
Registered Capital	:	60,000,000.00 Baht
Paid-up Capital	:	60,000,000.00 Baht
Par Value	:	10.00 Baht per share
Transaction Description	:	Sell ordinary shares of Siam Press Management Co., Ltd.
Number of Shares	:	600,003 shares (10% of paid-up capital)
Price	:	11.50 Baht per share
Total Value of Transaction	:	6,900,034.50 Baht
Percentage of Shares	:	After this transaction, SCB will no longer be a shareholder of Siam Press Management Co., Ltd.
Transaction Size	:	0.0126% of SCB's net asset value, hence it does not come under SET rule on acquisition or disposal of assets and SET rule on connected transaction.

Yours sincerely,

(Mr.Veerathai Santiprabhob)

SVP, Head of Equity Investment Division

ธนาคารไทยพาณิชย์
SIAM COMMERCIAL BANK

C.B.1.1

Summary Statement of Assets and Liabilities [1/]

As of July 31, 2004

Assets	Baht	Liabilities	Baht
Cash	10,263,599,513.93	Deposits	628,267,746,325.09
Interbank and money market items	51,550,366,339.19	Interbank and money market items	12,485,808,253.30
Securities purchased under resale agreements	27,239,000,000.00	Liabilities payable on demand	3,038,550,447.99
Investments in securities, net	136,734,491,519.22	Securities sold under repurchase agreements	-
(with obligations Baht 10,603,950,000.00)		Borrowings	18,637,254,944.48
Credit advances (net of allowance for doubtful accounts)	485,110,445,625.33	Bank's liabilities under acceptances	454,917,047.47
Accrued interest receivables	1,347,154,673.18	Other liabilities	12,391,298,033.12
Properties foreclosed	11,695,547,850.09	**Total Liabilities**	**675,275,575,051.45**
Customers' liabilities under acceptances	454,917,047.47	**Shareholders' Equity**	
Premises and equipment, net	20,739,707,126.58	Paid-up share capital	
Other assets	8,392,542,915.19	(registered share capital Baht 70,000,000,000.00)	33,365,949,000.00
		Reserves and net profit after appropriation	17,958,129,412.96
		Other reserves and profit and loss account	26,928,119,145.77
		Total Shareholders' Equity	**78,252,197,558.73**
Total Assets	**753,527,772,610.18**	**Total Liabilities and Shareholders' Equity**	**753,527,772,610.18**
Customers' liabilities under unmatured bills	3,198,198,425.66	Bank's liabilities under unmatured bills	3,198,198,425.66
Total	**756,725,971,035.84**	**Total**	**756,725,971,035.84**

	Baht
Non-Performing Loans As of 30 June 2004 (Quarterly)	85,287,453,000.00
(15.03 percents of total loans before allowance for doubtful accounts)	
Required provisioning for loan loss,as of 30 June 2004 (Quarterly)	48,844,056,000.00
Actual allowance for doubtful accounts	68,871,119,856.00
Loans to related parties	11,081,154,276.69
Loans to related asset management companies	Nil
Loans to related parties due to debt restructuring	10,401,901,198.06
Borrowings as part of subordinated debentures cum preferred shares to be	
included in the Tier 1 Capital, permitted by the Bank of Thailand	Nil
Legal capital fund	75,439,848,488.83
Changes in assets and liabilities this month due to the penalty expenses from	
violating the Commercial Banking Act B.E.2505 and amended Act,section	Nil
International Banking Facility's assets and liabilities	
Total assets	4,083,138,597.37
Total liabilities	2,910,816.20
Significant contingent liabilities	
Avals to bills and guarantees of loans	4,286,015,319.20
Letters of credit	13,019,869,284.52

[1/] **This Summary Statement has not been reviewed or audited by Certified Public Accountant**

(Mr. Krieng Wongnongtaey)
Division Head, Financial Reporting & Control Division

(Mrs.Kannika Ngamsopee)
(For) President and Chief Executive Officer

Management Discussion and Analysis

For the second quarter and the six months ended June 30, 2004

The Siam Commercial Bank Public Company Limited

ธนาคารไทยพาณิชย์
SIAM COMMERCIAL BANK

The Siam Commercial Bank Public Company Limited
9 Ruchadapisek Road, Jatujak, Bangkok 10900 THAILAND
Tel. +66 2 544-1111, +66 2 937-7777
Website: www.scb.co.th

Investor Relations Division Email: investor.relations@scb.co.th
Tel. +66 2 544-4222

Reuter: SCB.BK, SCBf.BK, SCB_p.BK
Bloomberg: SCB TH, SCB/F TB, SCB/P TB, SCB/Q TB

Management Discussion and Analysis

For the second quarter and the six months ended June 30, 2004

This report discusses principal changes in the audited consolidated financial statements for the second quarter and the six months ended June 30, 2004.

Operating Results

Net profit for the second quarter of 2004 (2Q04) was Baht 4,869 million, down from Baht 6,858 million in the first quarter of 2004 (1Q04) mainly due to lower gain from investment. However net profit for this quarter increased significantly from Baht 2,895 million a year ago.

Consolidated, net profit of 2Q04 was Bt4,869 million.

For the first half of 2004 (1H04), net profit almost doubled to Baht 11,727 million from Baht 5,971 million a year earlier, mainly due to gain on investment of Baht 5,726 million as the Bank implemented its policy to divest non-core businesses. Net profit excluding investment gains was Baht 6,001 million, up Baht 183 million from a year earlier (+ 3.1% yoy).

First half results, net profit was Bt11,727 million almost twofold to profit of last year, mainly driven by gain on investment.

(Consolidated)	2Q04 (Bt, Million)	% qoq	% yoy	1H04 (Bt, Million)	% yoy
Net Profit	**4,869**	**-29.0%**	**68.2%**	**11,727**	**96.4%**
Gain on investment	2,056	-44.0%	1803.7%	5,726	3642.5%
Net profit excluded gain on investment	2,813	-11.8%	0.9%	6,001	3.1%

Net Interest and Dividend Income

Net interest and dividend income in 2Q04 was up 3.5% qoq to Baht 5,065 million (an increase of Baht 170 million), and up 6.7% on a yoy basis (an increase of Baht 319 million from 2Q03). Details are listed as follows:

NII in 2Q04 increased 3.5% qoq.

Comparing to previous quarter, interest and dividend income was Baht 6,593 million, up 2.5% (an increase of Baht 159 million).

: Interest on loans at Baht 5,293 million was Baht 620 million higher, mainly from loan expansion and Baht 141 million interest received from restructured debts.

Interest on loans increased from loan expansion.

: Interest on interbank and money market items was down Baht 56 million to Baht 221 million as loan extension replaced liquidity assets.

: Interest and dividend from investment was Baht 1,079 million. The Baht 405 million decrease from last quarter was mainly from smaller dividend income compared to Baht 321 million dividend from Vayupak Mutual Fund 1.

Though, interest on interbank and money market items and interest and dividend on investment decreased.

Interest expenses decreased by Baht 11 million or 0.7% qoq to Baht 1,528 million as interest on deposits declined by Baht 10 million with a shift in the deposit composition towards shorter term of deposits.

Interest expenses likely maintained as previous quarter.

Comparing to the second quarter of 2003, interest expenses dropped by Baht 924 million, mainly from the rate cuts in 2003 and the expiration of subordinated convertible bonds sold to foreign investors (Baht 3,810 million with the coupon rate of 3.25% per annum) in January 2004.

Net Interest Margin (NIM)

Net interest margin for 2Q04 was 2.66%, up from 2.60% in the previous quarter. Despite an impressive loan growth, contribution to NIM was slim because a large portion of new loans were short-term loans for liquidity management while pricing pressure was intense. However, the Bank intends to achieve more balance between loan margin and loan growth.

NIM was 2.66% in 2Q04, slightly increased from 2.60% in 1Q04.

(Consolidated)	2Q04 (Bt, Million)	% qoq	% yoy	1H04 (Bt, Million)	% yoy
Total interest and dividend income	**6,593**	**2.5%**	**-8.4%**	**13,027**	**-10.1%**
Interest on loans	5,293	13.3%	-5.2%	9,966	-10.9%
Interest on interbank and money market items	221	-20.2%	-25.6%	497	-11.9%
Investments	1,079	-27.3%	-18.0%	2,564	-6.7%
Total interest expenses	**1,528**	**-0.7%**	**-37.7%**	**3,066**	**-38.9%**
Net interest and dividend income	**5,065**	**3.5%**	**6.7%**	**9,961**	**5.2%**

First-half results, net interest and dividend income rose 5.2% yoy to Baht 9,961 million, up Baht 489 million, due to much lower interest expense.

Interest and dividend income was down 10.1% yoy to Baht 13,027 million, or down Baht 1,464 million. Interest on loans decreased by Baht 1,213 million on continued deposit and loans rate cuts in March, June, and July 2003. Interest and dividend income on investment was down by Baht 184 million as the redemption of MoF bond worth Baht 25,075 million in November 2003 led to Baht 530 million lower interest income while the bank received Baht 321 million in the first quarter from about 11,000 million investment in Vayupak Mutual Fund 1.

Interest expenses were down by 38.9% yoy to Baht 3,066 million (a decrease of Baht 1,953 million), mainly from the rate cuts and the redemption of Baht 3,810 million subordinated convertible bond with a coupon rate of 3.25% per annum in January 2004.

Non-interest Income

Comparing to the previous quarter, non-interest income was Baht 5,146 million, down by 25.9% qoq or Baht 1,799 million owing to lower gain on investment and gain on exchanges.

Non-interest income in 2Q04 decreased 25.9% qoq from lower gain on investment.

Gain on investment at Baht 2,056 million in this quarter came mainly from the sale of non-core investments to SCB Thailand Recovery Fund. However, smaller sale of investments than in 1Q04 contributed to Baht 1,614 million lower gain in this period. Compared to 2Q03, investment gain significantly increased by Baht 1,948 million.

Fees and service income were Baht 1,957 million, up Baht 54 million from previous quarter.

But, fees and service income increased from higher loan related fees, bancassurance, trade finance, and capital market service.

: Loan related fees for acceptances, avals, and guarantees were up 37.7% qoq (Baht 60 million) to Baht 222 million, and up 78.4% yoy or Baht 98 million, due to much higher credit-related transactions.

: Other fees were stable at Baht 1,735 million. Card business was still the largest contributor while bancassurance, trade finance, and capital market services supported continuous fee income expansion.

Gain on exchanges decreased by Baht 218 million to Baht 319 million due to accounting adjustments, while business volume still increased.

Other income was decreased by Baht 33 million to Baht 644 million due to lower income from subsidiaries in the financial sector, in line with the stock market situation.

Income from equity interest in associated companies increased by Baht 11 million to Baht 169 million in line with related companies' business.

(Consolidated)	2Q04 (Bt, Million)	% qoq	% yoy	1H04 (Bt, Million)	% yoy
Fees and service income	1,957	2.9%	41.5%	3,860	35.7%
Acceptances, avals, and guarantees	*222*	*37.7%*	*78.4%*	*385*	*27.9%*
Others	*1,735*	*-0.3%*	*37.8%*	*3,475*	*36.6%*
Gain on exchanges	319	-40.6%	-32.0%	856	-5.6%
Other income	644	-4.9%	21.5%	1,322	45.3%
Operating Income	**2,921**	**-6.3%**	**22.6%**	**6,038**	**29.5%**
Gain on investment	2,056	-44.0%	1803.7%	5,726	3642.5%
Income from equity interest in subsidiaries and/or associated companies	169	7.0%	40.8%	327	27.7%
Total non-interest income	**5,146**	**-25.9%**	**97.1%**	**12,091**	**138.5%**

First-half results, non-interest income was Baht 12,091 million, up Baht 7,021 million from Baht 5,070 million in the previous quarter mainly from gain on investment and fees and service income.

Loan-related fees for acceptances, avals, and guarantees were up 27.9% yoy or Baht 84 million to Baht 385 million, in parallel with higher credit transactions. Fees from bancassurance and card business boosted the Bank's other fee income by 36.6% yoy (an increase of Baht 932 million) to Baht 3,475 million.

Gain on exchanges decreased according to accounting adjustment while other income rose 45.3% yoy to Baht 1,322 million (an increase of Baht 412 million) on higher income from subsidiaries in the first quarter.

Non-interest Expenses

Comparing to the previous quarter, non-interest expenses rose 5.7% qoq or Baht 242 million to Baht 4,501 million from Baht 4,259 million in previous quarter, mainly from higher expenses related to premises and equipment, marketing activities, and Directors' remuneration while personnel expenses decreased.

Non-interest expenses rose 5.7% qoq from higher expenses of premises & equipment and marketing activities, while personnel expenses were down by lack of special bonus paid in 1Q04.

: Personnel expenses were down Baht 131 million to Baht 1,517 million as the Bank booked Baht 270 million in special bonus to employees. Comparing to 2Q03, personnel expenses increased by Baht 273 million mainly from the annual salary increase and personnel transfer from subsidiaries. Moreover, one subsidiary booked accrued expense related to personnel.

: Premises and equipment expenses were up 21.3% qoq to Baht 1,044 million, mainly from branch and point of sales redesign, and IT system development in line with the Bank's plan.

: Fees and service expenses were Baht 318 million, down Baht 127 million from last quarter as the consolidation of the credit card subsidiary led to lower fee payment.

: Directors' remuneration was up Baht 12 million to Baht 48 million in this quarter from bonus payment according to the approval of the Annual Shareholder Meeting.

: Other expenses of Baht 671 million increased by Baht 268 million from the previous quarter due mainly to business promotion expenses.

(Consolidated)	2Q04 (Bt, Million)	% qoq	% yoy	1H04 (Bt, Million)	% yoy
Personnel expenses	1,517	-7.9%	21.9%	3,164	29.1%
Premises and equipment expenses	1,044	21.3%	19.3%	1,905	10.7%
Taxes and duties	287	4.7%	-1.0%	561	0.5%
Fees and service expenses	318	-28.5%	-6.7%	763	15.4%
Directors' remuneration	48	300.0%	200.0%	60	122.2%
Contributions to the FIDF	616	0.0%	5.5%	1,233	5.6%
Other expenses	671	66.9%	68.2%	1,074	66.0%
Total non-interest expenses	**4,501**	**5.7%**	**20.1%**	**8,760**	**21.1%**

First-half 2004, non-interest expenses rose 21.1% yoy (an increase of Baht 1,527 million) to Baht 8,760 million, mainly attributed to personnel expenses (an increase of Baht 713 million) from extra employee bonus, other expenses (an increase of Baht 427 million) mainly related to business promotion, and premises and equipment expenses (an increase of Baht 184 million). Higher interbank-charge rate boosted fees and service expenses by Baht 102 million from previous year while contribution to FIDF increased Baht 65 million because of deposit expansion.

Operating cost to income ratio

Higher operating cost in 2Q04 (an increase of Baht 243 million due to premises and equipment, Directors' remuneration, and marketing expenses) and a slight decrease of Baht 26 million in operating income (excluding gain on investment and profit sharing) lifted the operating cost to income ratio to 56.4% in this quarter from 53.1% in the previous quarter. The increase in operating cost was an investment to enhance the Bank's competitiveness and will be beneficial to the Bank in the long run.

Operating cost to income ratio in 2Q04 was 56.4% up from previous quarter from an investment to enhance the Bank's competitiveness.

Loan Loss Provision

Loan provision in this quarter was Baht 712 million, up Baht 69 million from last quarter. As in the previous quarter, the Bank's own provision was Baht 200 million per month or Baht 600 million per quarter. The other Baht 112 million was for the Bank's subsidiaries.

The Bank continued set the general reserve, Bt200 million per month.

Financial Status

Total assets as at June 30, 2004 were Baht 754,510 million, an increase of 1% from the end of 2003

: Gross loans expanded 10.6% from end 2003 to Baht 566,503 million (an increase of Baht 54,112 million). Loans in 2Q04 alone increased by 6.8% qoq (an increase of Baht 36,140 million).

: Liquidity assets (interbank&money market and securities purchased under resale agreements item) decreased by Baht 34,797 million as loan extension gathered pace.

: Net investment was Baht 135,834 million, down Baht 8,114 million from end 2003 because of the sale of non-core business investment.

Assets were up 1% ytd, and loan growth was 10.6%.

Total liabilities were Baht 676,014 million, up 0.9% from the end of 2003.

: Deposits grew by 0.7% from end 2003 to Baht 617,273 million (an increase of Baht 4,402 million) partly from Business Cash Management service, which enhanced the Bank's deposit base, particularly savings and current accounts.

Liabilities were up 0.9% ytd. Deposits were up a bit while borrowing was lower.

- Borrowing decreased by Baht 5,804 million from end 2003 to Baht 19,351 million as in January 2004 the Bank redeemed Baht 3,810 million in subordinated convertible bonds issued to foreign investors and Baht 1,496 million in subordinated convertible bonds issued to domestic investors were converted into ordinary shares during the period.

Shareholder's equity increased 2.4% from end 2003 to Baht 78,496 million (an increase of Baht 1,838 million)

Equity increased Bt1,838 million or 2.4% ytd, boosted by half-year profit of Bt11,727 million and share subscription received in advance, but down by dividend payment and lower unrealized gain from investment.

- Paid-up capital, including ordinary and preferred shares, was Baht 32,145 million. The increase of Baht 515 million from end 2003 was additional share subscription from exercised warrants to purchase preferred shares in amount of 1.56 million shares (in December 2003 and March 2004) and conversion of subordinated convertible bonds into ordinary shares in amount of 49.86 million shares (in January and April 2004).
- Premium on ordinary and preferred shares increased by Baht 1,042 million to Baht 6,469 million from the conversion, accordingly.
- Share subscription received in advance was a special item recorded only in this quarter because additional 110.5 million warrants were exercised into preferred shares (at Baht 38.7 per share) in late June and later registered with the Ministry of Commerce in July, 2004.
- Unrealized gain on investment was Baht 6,414 million, down Baht 11,185 million from sales of investment and lower market value of equity and debt securities in the Bank's portfolio.
- Unappropriated retained earnings were Baht 19,246 million. The increase of Baht 7,296 million came from net profits for first-half of 2004 after deduction of Baht 4,487 million in dividend payment to shareholders in April 2004.
- Book value per share (BVPS) at end of June 2004 was Baht 24.10 up from Baht 23.88 at end of 2003.

BVPS was Bt24.10, at end of June 2004.

Loans and Deposits *(Bank only)*

Loans at end of June 2004 were Baht 561,345 million, a growth rate of 10.9% year to date. Loans in the good bank account were Baht 455,817 million, up 15.8% year to date. Loan extension was well distributed among corporate, SME, and consumer segments. Loans in the bad bank account, under the Bank's Special Asset Group, totaled Baht 105,528 million, down by 6.3% year to date.

Loan extension was well distributed to all segments.

(Bank only)	Jun 30, 04 (Bt, million)	Mar 31, 04 (Bt, million)	Dec 31, 03 (Bt, million)	Jan-Jun, 04 % Change
Loans	**561,345**	**525,226**	**506,293**	**10.9%**
Good Bank	455,817	414,996	393,612	15.8%
- Corporate	220,185	206,934	197,513	11.5%
- SME	88,022	83,816	79,379	10.9%
- Retail	133,366	124,006	116,720	14.3%
- Others	14,244	240	-	NA
Bad Bank	105,528	110,231	112,680	-6.3%
Deposits	**611,567**	**623,120**	**607,132**	**0.7%**
Loans to deposits ratio	91.8%	84.3%	83.4%	

Loans to deposits ratio (from bank only statement) increased significantly to 91.8% in this quarter from 83.4% at end 2003 as loan growth (an increase of Baht 55,052 million) outpaced deposit growth (an increase of Baht 4,435 million).

Thus, loans to deposits ratio increased to 91.8%.

By sector, loans to utilities and services sector showed the highest growth rate of 27.4% from end 2003, followed by housing loans (+ 11.1% ytd) and other loans which were mostly personal loan and credit card (+ 9.6% ytd).

(Bank only)	Jun 30, 04 (Bt, million)	Mar 31, 04 (Bt, million)	Dec 31, 03 (Bt, million)	Jan-Jun, 04 % Change
Agriculture and mining	9,904	9,907	10,781	-8.1%
Manufacturing and commercial	201,611	195,669	191,707	5.2%
Real estate and construction	71,269	68,102	65,858	8.2%
Utilities and services	115,256	97,237	90,496	27.4%
Housing loans	125,724	118,357	113,154	11.1%
Others	37,581	35,954	34,297	9.6%
Total	**561,345**	**525,226**	**506,293**	**10.9%**

Non-performing Loans and Loan Loss Provisions *(Bank Only)*

Non-performing loans

Non-performing loans (NPLs) or loans in substandard classification or lower by the Bank of Thailand definition were Baht 85,288 million or 15.0% of total loans, a decreased by Baht 4,481 million from Baht 89,769 million at end 2003 or 17.5% of total loans. The decrease in NPLs was attributable to active restructuring (Baht 2,469 million) and write-off (Baht 2,220 million).

NPLs were down to Bt 85,288 million or 15% of total loans. Provisions to NPLs were 83.6%.

In March 2004, the Bank has set up SCB Capital Service Ltd. to manage the Bank's and other institutions' NPLs. The Bank will transfer the management of Bath approximately 35,000 million NPLs to the company by 3Q04, which would help the Bank decrease its NPLs on a continuous basis.

(Bank only)		Jun 30, 04	Mar 31, 04	Dec 31, 03
Non-performing loans (NPLs)	Bt, million	85,288	87,102	89,769
	% Of total loans	15.0%	16.3%	17.5%
Problem classified loans (PCLs)	Bt, million	85,602	87,417	90,138
	% Of total loans	15.2%	16.6%	17.6%
Allowance per BoT's requirement, for doubtful accounts and revaluation of debt restructuring	Bt, million	49,981	50,014	53,267
Total allowance, for doubtful accounts and revaluation of debt restructuring	Bt, million	71,312	71,775	71,961
	% of NPLs	83.6%	82.4%	80.2%
	% of Allowance per BoT's requirement	142.7%	143.5%	135.1%

Loan Loss Provisions

The Bank's policy is to set a general loan loss provision of Baht 200 million monthly to build up provision level to 2% of loans net of problem classified loans.

As of June 30, 2004, loan loss allowance for the Bank only totaled Baht 71,312 million. During 1H04, the Bank set aside general provision of Baht 1,200 million while it had written off Baht 2,220 million in loans.

The Bank has continuously built up NPLs coverage ratio to 83.6% in June 2004, up from 80.2% and 82.4% in 4Q03 and 1Q04, respectively. The Bank's current provision level was 42.7% above BOT's requirement.

Statutory Capital *(Bank only)*

The Bank's capital funds (tier-1 and tier-2 capital) as of June 2004 were Baht 70,890 million, approximately 12.8% of risk-weighted assets (RWA) with tier-1 capital accounting for 8.4% of risk-weighted assets.

The Bank's capital funds were solid at 15.7% of RWA, which tier 1 capital was 11.3%.

Including 1H04 net profit (Baht 11,727 million) and additional paid-up capital and its share capital premiums from warrant exercises (Baht 4,275 million), tier-1 capital would rise to 11.3% of risk-weighted assets, and 15.7% for total capital funds.

		Estimated Capital included interim items*	Legal Capital		
		Jun 30, 04	Jun 30, 04	Mar 31, 04	Dec 31, 03
Tier-1 Capital	Bt, million	62,701	46,699	38,269	37,057
	% of RWA	11.3	8.4	7.2	7.1
Tier-2 Capital	Bt, million	24,191	24,191	27,802	29,685
	% of RWA	4.4	4.4	5.2	5.8
Total Capital	Bt, million	86,892	70,890	66,071	66,742
	% of RWA	15.7	12.8	12.4	12.9

Note: Estimated capital was Baht 62,701 million, including 2 items recorded during the first-half of 2004 which was not legally accounted as the Bank's capital in June 2004, with details as follows:

(1) The six-month profit of Baht 11,727 million, which will be appropriated to the Bank's capital after the approval from Board of Directors in August 2004.

(2) An additional paid-up capital and its premiums (Baht 4,275 million) from warrant exercises in June 2004 which were registered with the Ministry of Commerce in July 2004.

2. The Bank's Audited Financial Statements for The Quarters and Half Years Ended June 30, 2004

REPORT OF THE INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

TO THE SHAREHOLDERS AND BOARD OF DIRECTORS
THE SIAM COMMERCIAL BANK PUBLIC COMPANY LIMITED

We have audited the consolidated balance sheet of The Siam Commercial Bank Public Company Limited and its subsidiaries and the balance sheet of The Siam Commercial Bank Public Company Limited as at June 30, 2004, and the related consolidated and Bank's statements of income, changes in shareholders' equity and cash flows for the half year then ended. These financial statements are the responsibility of the Bank's management as to their correctness and completeness of the presentation. Our responsibility is to express an opinion on these financial statements based on our audit. The consolidated and the Bank's financial statements for the year ended December 31, 2003 have been audited by other auditor of the same firm whose report thereon dated February 23, 2004 expressed an unqualified opinion. The consolidated and the Bank's balance sheets as at December 31, 2003, presented herein for comparison, have been derived from such financial statements. In addition, the consolidated and the Banks' financial statements for the half year ended June 30, 2003 have also been audited by such other auditor whose report thereon dated August 26, 2003 expressed an unqualified opinion with an explanatory paragraph regarding the impact of the economic situation. The related consolidated and Bank's statements of income, changes in shareholders' equity and cash flows for the half year ended June 30, 2003, presented herein for comparison, have also been derived from such financial statements.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance as to whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the aforementioned consolidated and Bank's financial statements present fairly, in all material respects, the financial position of The Siam Commercial Bank Public Company Limited and its subsidiaries, and of The Siam Commercial Bank Public Company Limited, as at June 30, 2004, and the results of operations and the cash flows for the half year then ended, in conformity with generally accepted accounting principles.

We have also reviewed the consolidated statement of income of The Siam Commercial Bank Public Company Limited and its subsidiaries and the statement of income of The Siam Commercial Bank Public Company Limited for the quarter ended June 30, 2004. These financial statements are the responsibility of Bank's management as to their correctness and completeness of the presentation. Our responsibility is to report on these financial statements based on our review. The related consolidated and Bank's statements of income for the quarter ended June 30, 2003, presented herein for comparison, have also been reviewed by such other auditor whose review report thereon dated August 26, 2003, stated that nothing had come to his attention that caused him to believe that such statements were not presented fairly, in all material respects, in accordance with generally accepted accounting principles with an explanatory paragraph regarding the impact of the economic situation.

We conducted our review in accordance with the Standard on Auditing applicable to review engagements. This Standard requires that we plan and perform the reviews to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit in accordance with generally accepted auditing standards, and accordingly, we do not express an opinion.

Based on our review, nothing has come to our attention that causes us to believe that the consolidated and the Bank's statements of income referred to in the fourth paragraph are not presented fairly, in all material respects, in accordance with generally accepted accounting principles.

Dr. Suphamit Techamontrikul
Certified Public Accountant (Thailand)
Registration No. 3356
DELOITTE TOUCHE TOHMATSU JAIYOS

BANGKOK
August 24, 2004

THE SIAM COMMERCIAL BANK PUBLIC COMPANY LIMITED

BALANCE SHEETS

UNIT : BAHT

		CONSOLIDATED		BANK	
	Notes	AS AT JUNE 30, 2004	AS AT DECEMBER 31, 2003	AS AT JUNE 30, 2004	AS AT DECEMBER 31, 2003
ASSETS					
CASH		10,760,982,355	13,190,309,772	10,619,620,014	13,058,940,221
INTERBANK AND MONEY MARKET ITEMS	*4.1*				
Domestic items					
Interest bearing		6,629,457,852	6,425,713,768	5,997,278,963	6,153,104,764
Non-interest bearing		4,590,510,415	9,095,573,932	4,348,035,416	8,871,577,510
Foreign items					
Interest bearing		40,340,732,582	39,848,072,162	36,992,327,105	37,334,408,129
Non-interest bearing		2,814,916,277	3,703,707,643	2,440,594,614	3,259,537,446
Total interbank and money market items		54,375,617,126	59,073,067,505	49,778,236,098	55,618,627,849
SECURITIES PURCHASED UNDER RESALE AGREEMENTS	*4.2*	12,000,000,000	42,100,000,000	12,000,000,000	42,100,000,000
INVESTMENTS	*4.3*				
Short-term investments - net		39,033,106,353	41,237,451,411	31,745,215,581	37,815,395,169
Long-term investments - net		93,486,942,749	99,251,413,327	90,685,292,426	95,526,178,707
Investments in subsidiaries and associated companies - net		3,314,157,479	3,459,131,194	17,445,800,402	14,258,160,265
Total investments - net		135,834,206,581	143,947,995,932	139,876,308,409	147,599,734,141
LOANS AND ACCRUED INTEREST RECEIVABLES					
Loans	*4.4*	566,502,710,399	512,391,480,470	561,345,267,283	506,292,763,078
Accrued interest receivables		1,660,546,605	1,775,529,419	1,567,713,861	1,671,011,205
Total loans and accrued interest receivables		568,163,257,004	514,167,009,889	562,912,981,144	507,963,774,283
Less Allowance for doubtful accounts	*4.4.5, 4.5*	(65,387,922,458)	(64,064,584,927)	(62,914,049,490)	(61,573,767,854)
Less Revaluation allowance for debt restructured	*4.6*	(8,665,820,943)	(10,730,266,210)	(8,397,988,000)	(10,386,938,000)
Net loans and accrued interest receivables		494,109,513,603	439,372,158,752	491,600,943,654	436,003,068,429
PROPERTIES FORECLOSED - NET	*4.8*	11,423,255,198	11,521,841,487	11,088,890,415	11,107,350,282
CUSTOMERS' LIABILITY UNDER ACCEPTANCES		439,643,595	431,443,781	439,613,595	431,443,781
PREMISES AND EQUIPMENT - NET	*4.9*	25,623,334,718	25,154,647,055	20,682,617,461	20,113,228,150
NET INTER-ACCOUNT BALANCE		925,072,316	2,270,848,820	925,072,316	2,270,848,820
ASSETS PENDING TRANSFER	*4.10*	4,760,971,509	4,809,795,193	4,760,971,509	4,809,795,193
OTHER ASSETS - NET	*4.11*	4,257,350,967	4,965,915,496	3,165,089,047	3,144,292,970
TOTAL ASSETS		754,509,947,968	746,838,023,793	744,937,362,518	736,257,329,836

The notes to the financial statements form an integral part of these statements

THE SIAM COMMERCIAL BANK PUBLIC COMPANY LIMITED

BALANCE SHEETS

(CONTINUED)

UNIT : BAHT

	Notes	CONSOLIDATED AS AT JUNE 30, 2004	CONSOLIDATED AS AT DECEMBER 31, 2003	BANK AS AT JUNE 30, 2004	BANK AS AT DECEMBER 31, 2003
LIABILITIES AND SHAREHOLDERS' EQUITY					
DEPOSITS	*4.12*				
Deposits in Baht		605,422,942,615	601,567,844,344	603,288,678,869	598,840,439,619
Deposits in foreign currencies		11,850,299,052	11,302,964,132	8,278,173,170	8,291,398,326
Total deposits		617,273,241,667	612,870,808,476	611,566,852,039	607,131,837,945
INTERBANK AND MONEY MARKET ITEMS	*4.13*				
Domestic items					
Interest bearing		12,620,656,378	5,231,643,702	12,542,656,509	5,282,471,338
Non-interest bearing		2,551,868,603	4,273,365,130	2,768,536,835	4,501,946,097
Foreign items					
Interest bearing		590,484,822	338,478,402	611,288,340	371,809,280
Non-interest bearing		249,037,857	675,191,330	258,109,611	694,902,603
Total interbank and money market items		16,012,047,660	10,518,678,564	16,180,591,295	10,851,129,318
LIABILITIES PAYABLE ON DEMAND		3,730,391,400	3,776,704,741	3,728,017,277	3,771,804,253
SECURITIES SOLD UNDER REPURCHASE AGREEMENT:	*4.14*	4,000,000,000	10,000,000	4,000,000,000	-
BORROWINGS	*4.15*				
Short-term borrowings		1,882,643,100	5,660,795,886	1,882,643,100	5,660,795,886
Long-term borrowings		17,468,346,883	18,773,924,609	17,076,947,795	18,382,433,424
Total borrowings		19,350,989,983	24,434,720,495	18,959,590,895	24,043,229,310
BANK'S LIABILITIES UNDER ACCEPTANCES		439,643,595	431,443,781	439,613,595	431,443,781
INTEREST PAYABLE ON DEPOSITS		1,245,381,227	1,586,422,556	1,245,006,506	1,586,240,162
LIABILITIES PENDING TRANSFER	*4.16*	8,525,230,857	9,866,086,210	8,525,230,857	9,847,856,814
OTHER LIABILITIES	*4.17*	5,436,853,176	6,684,644,320	2,838,745,322	3,069,680,231
TOTAL LIABILITIES		676,013,779,565	670,179,509,143	667,483,647,786	660,733,221,814

The notes to the financial statements form an integral part of these statements

THE SIAM COMMERCIAL BANK PUBLIC COMPANY LIMITED

BALANCE SHEETS

(CONTINUED)

UNIT : BAHT

		CONSOLIDATED		BANK	
		AS AT JUNE 30, 2004	AS AT DECEMBER 31, 2003	AS AT JUNE 30, 2004	AS AT DECEMBER 31, 2003
	Notes				
LIABILITIES AND SHAREHOLDERS' EQUITY					
(CONTINUED)					
SHAREHOLDERS' EQUITY					
SHARE CAPITAL	*4.18*				
Authorized share capital					
5,454,927,639 preferred shares of Baht 10 each					
(December 31, 2003 : 5,615,987,397 shares of Baht 10 each)		54,549,276,390	56,159,873,970	54,549,276,390	56,159,873,970
1,545,072,361 ordinary shares of Baht 10 each					
(December 31, 2003 : 1,384,012,603 shares of Baht 10 each)		15,450,723,610	13,840,126,030	15,450,723,610	13,840,126,030
Issued and fully paid-up share capital					
1,705,723,427 preferred shares of Baht 10 each					
(December 31, 2003 : 1,777,626,432 shares of Baht 10 each)		17,057,234,270	17,776,264,320	17,057,234,270	17,776,264,320
1,508,752,770 ordinary shares of Baht 10 each					
(December 31, 2003 : 1,385,427,261 shares of Baht 10 each)		15,087,527,700	13,854,272,610	15,087,527,700	13,854,272,610
PREMIUM ON PREFERRED SHARES	*4.19*	3,931,678,808	4,055,906,665	3,931,678,808	4,055,906,665
PREMIUM ON ORDINARY SHARES	*4.19*	2,537,112,827	1,370,851,609	2,537,112,827	1,370,851,609
SHARE SUBSCRIPTIONS RECEIVED IN ADVANCE	*7.6.1*	4,275,139,000	-	4,275,139,000	-
REVALUATION SURPLUS ON LAND APPRAISAL		4,620,990,697	4,620,995,697	4,620,990,697	4,620,995,697
REVALUATION SURPLUS ON PREMISES APPRAISAL		3,669,941,622	3,726,454,253	3,669,941,622	3,726,454,253
REVALUATION SURPLUS ON INVESTMENTS		6,414,346,017	17,598,757,269	6,414,346,017	17,598,757,269
FOREIGN CURRENCY TRANSLATION		(60,321,560)	(102,286,381)	(60,321,560)	(102,286,381)
UNREALIZED GAIN RESULTING FROM THE SALE OF SHARES OF A SUBSIDIARY OF AN ASSOCIATED COMPANY TO THE PUBLIC IN EXCESS OF PAR VALUE		51,146,215	50,123,404	51,146,215	50,123,404

The notes to the financial statements form an integral part of these statements

THE SIAM COMMERCIAL BANK PUBLIC COMPANY LIMITED

BALANCE SHEETS

(CONTINUED)

UNIT : BAHT

		CONSOLIDATED		BANK	
	Notes	AS AT JUNE 30, 2004	AS AT DECEMBER 31, 2003	AS AT JUNE 30, 2004	AS AT DECEMBER 31, 2003
LIABILITIES AND SHAREHOLDERS' EQUITY					
(CONTINUED)					
RETAINED EARNINGS					
Appropriated					
Legal reserve	*4.19,4.20*	622,988,252	622,988,252	622,988,252	622,988,252
Unappropriated		19,245,930,884	11,949,780,324	19,245,930,884	11,949,780,324
TOTAL SHAREHOLDERS' EQUITY OF THE BANK		77,453,714,732	75,524,108,022	77,453,714,732	75,524,108,022
MINORITY INTEREST		1,042,453,671	1,134,406,628	-	-
TOTAL SHAREHOLDERS' EQUITY		78,496,168,403	76,658,514,650	77,453,714,732	75,524,108,022
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		754,509,947,968	746,838,023,793	744,937,362,518	736,257,329,836
OFF-BALANCE SHEET ITEMS - CONTINGENCIES	*4.22*				
AVALS TO BILLS AND GUARANTEES OF LOANS		4,246,504,483	3,943,184,387	4,246,504,483	3,943,184,387
LIABILITY UNDER UNMATURED IMPORT BILLS		3,024,913,720	2,386,649,767	3,024,913,720	2,386,649,767
LETTER OF CREDIT		12,136,810,114	8,242,331,794	12,129,891,615	8,148,724,320
OTHER CONTINGENCIES		591,721,596,422	501,125,119,470	591,443,000,624	500,983,723,091

The notes to the financial statements form an integral part of these statements

....	....
(Khunying Jada Wattanasiritham)	(Mr. Vichit Suraphongchai)
President and Chief Executive Officer	Chairman of the Executive Committee

THE SIAM COMMERCIAL BANK PUBLIC COMPANY LIMITED

STATEMENTS OF INCOME

FOR THE HALF YEARS ENDED JUNE 30, 2004 AND 2003

UNIT : BAHT

		CONSOLIDATED		BANK	
	Notes	**2004**	**2003**	**2004**	**2003**
INTEREST AND DIVIDEND INCOME	*5.1*				
Interest on loans		9,966,311,302	11,179,446,633	9,835,031,424	11,055,458,928
Interest on interbank and money market items		497,296,710	564,456,563	466,876,211	559,606,370
Investments		2,563,657,059	2,747,470,498	2,383,025,185	2,622,490,427
Total Interest and Dividend Income		13,027,265,071	14,491,373,694	12,684,932,820	14,237,555,725
INTEREST EXPENSES					
Interest on deposits		2,485,100,727	4,243,730,987	2,465,090,328	4,209,447,009
Interest on interbank and money market items		39,057,159	108,369,433	37,101,003	106,772,318
Interest on short-term borrowings		63,748,101	101,833,823	63,748,100	101,833,823
Interest on long-term borrowings		478,457,609	565,267,241	460,289,297	548,421,792
Total Interest Expenses		3,066,363,596	5,019,201,484	3,026,228,728	4,966,474,942
Net Interest and Dividend Income		9,960,901,475	9,472,172,210	9,658,704,092	9,271,080,783
BAD DEBT AND DOUBTFUL ACCOUNTS (REVERSAL)	*4.5,5.2*	(311,216,750)	1,171,734,948	(406,455,140)	1,040,674,000
LOSS ON DEBT RESTRUCTURING	*4.4.9,5.3*	1,666,188,980	75,675,106	1,606,455,140	159,326,000
Net Interest and Dividend Income after Bad Debt and Doubtful Accounts and Loss on Debt Restructuring		8,605,929,245	8,224,762,156	8,458,704,092	8,071,080,783
NON-INTEREST INCOME					
Gain on investments	*5.4*	5,726,387,079	153,243,491	5,674,084,471	117,502,630
Income from equity interest in subsidiaries and/or associated companies		327,422,939	256,170,877	635,420,040	436,789,467
Fees and service income					
Acceptances, avals and guarantees		384,807,756	300,795,439	385,043,925	321,437,051
Others		3,475,403,571	2,543,366,615	3,284,642,287	2,497,023,617
Gain on exchanges		855,440,703	906,434,939	856,560,496	901,883,214
Other income		1,321,671,612	910,203,096	82,599,013	25,937,318
Total Non-Interest Income		12,091,133,660	5,070,214,457	10,918,350,232	4,300,573,297

The notes to the financial statements form an integral part of these statements

THE SIAM COMMERCIAL BANK PUBLIC COMPANY LIMITED

STATEMENTS OF INCOME (CONTINUED)

FOR THE HALF YEARS ENDED JUNE 30, 2004 AND 2003

UNIT : BAHT

		CONSOLIDATED		BANK	
	Notes	**2004**	**2003**	**2004**	**2003**
NON-INTEREST EXPENSES					
Personnel expenses		3,164,510,564	2,451,571,527	2,651,743,753	2,139,410,244
Premises and equipment expenses		1,904,547,639	1,720,758,773	1,658,651,941	1,396,829,630
Taxes and duties		560,668,930	557,819,770	552,335,531	547,188,663
Fees and service expenses		763,138,340	661,414,928	786,837,098	763,664,218
Directors' remuneration	*5.5*	60,508,437	27,277,808	49,498,004	19,536,667
Contributions to the Financial Institutions Development Fund		1,232,923,288	1,168,107,625	1,227,033,375	1,161,804,859
Other expenses		1,073,520,794	645,971,498	722,674,392	371,820,066
Total Non-Interest Expenses		8,759,817,992	7,232,921,929	7,648,774,094	6,400,254,347
INCOME BEFORE INCOME TAX		11,937,244,913	6,062,054,684	11,728,280,230	5,971,399,733
LESS INCOME TAX	*5.6*	139,207,459	37,111,044	999,600	-
INCOME BEFORE MINORITY INTEREST IN SUBSIDIARIES		11,798,037,454	6,024,943,640	11,727,280,630	5,971,399,733
LESS MINORITY INTEREST IN NET INCOME OF SUBSIDIARIES		70,756,824	53,543,907	-	-
NET INCOME		11,727,280,630	5,971,399,733	11,727,280,630	5,971,399,733
BASIC EARNINGS PER SHARE	*5.7*	6.38	4.88	6.38	4.88
DILUTED EARNINGS PER SHARE	*5.7*	3.45	1.83	3.45	1.83

The notes to the financial statements form an integral part of these statements

.... (Khunying Jada Wattanasiritham)
President and Chief Executive Officer

.... (Mr. Vichit Suraphongchai)
Chairman of the Executive Committee

THE SIAM COMMERCIAL BANK PUBLIC COMPANY LIMITED

STATEMENTS OF INCOME

FOR THE QUARTERS ENDED JUNE 30, 2004 AND 2003

"UNAUDITED"

UNIT : BAHT

	Notes	CONSOLIDATED 2004	CONSOLIDATED 2003	BANK 2004	BANK 2003
INTEREST AND DIVIDEND INCOME					
Interest on loans		5,293,041,763	5,584,358,824	5,226,338,590	5,521,173,903
Interest on interbank and money market items		220,692,904	297,317,057	208,071,089	295,909,687
Investments		1,079,375,295	1,315,658,459	988,178,641	1,235,478,524
Total Interest and Dividend Income		6,593,109,962	7,197,334,340	6,422,588,320	7,052,562,114
INTEREST EXPENSES					
Interest on deposits		1,237,622,233	2,070,720,157	1,227,052,303	2,054,643,745
Interest on interbank and money market items		19,378,725	51,175,008	22,452,491	51,729,083
Interest on short-term borrowings		25,810,303	49,954,889	25,767,655	49,954,889
Interest on long-term borrowings		244,964,088	279,816,109	233,256,409	272,128,160
Total Interest Expenses		1,527,775,349	2,451,666,163	1,508,528,858	2,428,455,877
Net Interest and Dividend Income		5,065,334,613	4,745,668,177	4,914,059,462	4,624,106,237
BAD DEBT AND DOUBTFUL ACCOUNTS		645,894,441	647,217,304	596,475,000	510,274,000
LOSS ON DEBT RESTRUCTURING		65,650,897	7,168,554	3,525,000	89,726,000
Net Interest and Dividend Income after Bad Debt and Doubtful Accounts and Loss on Debt Restructuring		4,353,789,275	4,091,282,319	4,314,059,462	4,024,106,237
NON-INTEREST INCOME					
Gain on investments		2,056,163,662	108,221,064	2,039,276,966	76,101,689
Income from equity interest in subsidiaries and/or associated companies		169,397,998	120,430,622	110,444,103	234,675,947
Fees and service income					
Acceptances, avals and guarantees		222,576,962	124,887,808	222,648,534	145,527,786
Others		1,734,720,568	1,258,850,107	1,640,338,817	1,236,158,587
Gain on exchanges		318,740,471	468,734,138	322,536,736	465,844,017
Other income		644,349,940	529,675,259	64,924,309	13,421,560
Total Non-Interest Income		5,145,949,601	2,610,798,998	4,400,169,465	2,171,729,586

The notes to the financial statements form an integral part of these statements

THE SIAM COMMERCIAL BANK PUBLIC COMPANY LIMITED

STATEMENTS OF INCOME (CONTINUED)

FOR THE QUARTERS ENDED JUNE 30, 2004 AND 2003

"UNAUDITED"

UNIT : BAHT

		CONSOLIDATED		BANK	
	Notes	**2004**	**2003**	**2004**	**2003**
NON-INTEREST EXPENSES					
Personnel expenses		1,516,914,679	1,244,065,873	1,224,757,627	1,069,195,587
Premises and equipment expenses		1,043,810,447	875,416,172	917,447,719	707,334,411
Taxes and duties		286,703,403	289,717,940	282,523,258	284,010,010
Fees and service expenses		318,417,207	340,949,646	353,789,262	402,047,907
Directors' remuneration		48,116,509	15,732,474	39,418,004	10,058,333
Contributions to the Financial Institutions Development Fund		616,461,644	584,053,813	613,516,688	580,902,430
Other expenses		670,532,857	398,578,712	412,289,897	247,417,575
Total Non-Interest Expenses		4,500,956,746	3,748,514,630	3,843,742,455	3,300,966,253
INCOME BEFORE INCOME TAX		4,998,782,130	2,953,566,687	4,870,486,472	2,894,869,570
LESS INCOME TAX		105,172,319	23,936,602	999,600	-
INCOME BEFORE MINORITY INTEREST IN SUBSIDIARIES		4,893,609,811	2,929,630,085	4,869,486,872	2,894,869,570
LESS MINORITY INTEREST IN NET INCOME OF SUBSIDIARIES		24,122,939	34,760,515	-	-
NET INCOME		4,869,486,872	2,894,869,570	4,869,486,872	2,894,869,570
BASIC EARNINGS PER SHARE	*5.7*	1.65	2.31	1.65	2.31
DILUTED EARNINGS PER SHARE	*5.7*	1.43	0.89	1.43	0.89

The notes to the financial statements form an integral part of these statements

(Khunying Jada Wattanasiritham)
President and Chief Executive Officer

(Mr. Vichit Suraphongchai)
Chairman of the Executive Committee

THE SIAM COMMERCIAL BANK PUBLIC COMPANY LIMITED
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE HALF YEARS ENDED JUNE 30, 2004 AND 2003

UNIT : BAHT

		CONSOLIDATED														
		Issued and fully paid-up share capital		Premium on		Share subscriptions received in advance	Revaluation surplus on land appraisal	Revaluation surplus on premises appraisal	Revaluation surplus on investment	Foreign currency translation	Unrealized gain resulting from the sale of shares of a subsidiary of an associated company to the public in excess of par value	Retained Earnings			Minority interest	Total
												Appropriated		Unappropriated (deficit)		
	Notes	Preferred shares	Ordinary shares	Preferred shares	Ordinary shares							Legal reserve	Other reserve			
Balance as at December 31, 2002		21,052,913,990	10,265,699,820	32,790,566,261	22,786,164,051	-	4,621,050,869	3,839,457,795	7,553,510,532	(17,076,960)	-	695,000,000	23,081,000,000	(74,550,062,362)	946,323,418	53,064,547,414
Transfer from legal reserve and premium on shares to reduce deficit	4.19	-	-	(27,987,898,312)	(22,786,164,051)	-	-	-	-	-	-	(695,000,000)	(23,081,000,000)	74,550,062,363	-	-
Balance after deficit reduction		21,052,913,990	10,265,699,820	4,802,667,949	-	-	4,621,050,869	3,839,457,795	7,553,510,532	(17,076,960)	-	-	-	1	946,323,418	53,064,547,414
Revaluation surplus on land and premises appraisal		-	-	-	-	-	(55,172)	(56,501,771)	-	-	-	-	-	-	-	(56,556,943)
Revaluation surplus on investments		-	-	-	-	-	-	-	1,874,162,315	-	-	-	-	-	-	1,874,162,315
Foreign currency translation		-	-	-	-	-	-	-	-	(9,956,253)	-	-	-	-	-	(9,956,253)
Unrealized gain resulting from the sale of a subsidiary's shares of an associated company in excess of par value		-	-	-	-	-	-	-	-	-	55,594,648	-	-	-	-	55,594,648
Balance including items unrealized in the statement of income		21,052,913,990	10,265,699,820	4,802,667,949	-	-	4,620,995,697	3,782,956,024	9,427,672,847	(27,033,213)	55,594,648	-	-	1	946,323,418	54,927,791,181
Net income		-	-	-	-	-	-	-	-	-	-	-	-	5,971,399,733	-	5,971,399,733
Conversion of preferred shares and subordinated convertible bonds to ordinary shares		(2,286,127,810)	2,347,894,430	(521,519,860)	645,053,240	-	-	-	-	-	-	-	-	-	-	185,300,000
Depreciation of revaluation surplus on premises		-	-	-	-	-	-	-	-	-	-	-	-	56,501,771	-	56,501,771
Minority interest		-	-	-	-	-	-	-	-	-	-	-	-	-	108,902,562	108,902,562
Balance as at June 30, 2003		18,766,786,180	12,613,594,250	4,281,148,089	645,053,240	-	4,620,995,697	3,782,956,024	9,427,672,847	(27,033,213)	55,594,648	-	-	6,027,901,505	1,055,225,980	61,249,895,247

The notes to the financial statements form an integral part of these statements

THE SIAM COMMERCIAL BANK PUBLIC COMPANY LIMITED

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (CONTINUED)

FOR THE HALF YEARS ENDED JUNE 30, 2004 AND 2003

UNIT : BAHT

CONSOLIDATED

	Notes	Issued and fully paid-up share capital		Premium on		Share subscriptions received in advance	Revaluation surplus on land appraisal	Revaluation surplus on premises appraisal	Revaluation surplus on investment	Foreign currency translation	Unrealized gain resulting from the sale of shares of a subsidiary of an associated company to the public in excess of par value	Retained Earnings			Minority interest	Total
												Appropriated		Unappropriated (deficit)		
		Preferred shares	Ordinary shares	Preferred shares	Ordinary shares							Legal reserve	Other reserve			
Balance as at December 31, 2003		17,776,264,320	13,854,272,610	4,055,906,665	1,370,851,609	-	4,620,995,697	3,726,454,253	17,598,757,269	(102,286,381)	50,123,404	622,988,252	-	11,949,780,324	1,134,406,628	76,658,514,650
Revaluation surplus on land and premises appraisal		-	-	-	-	-	(5,000)	(56,512,631)	-	-	-	-	-	-	-	(56,517,631)
Revaluation surplus on investments		-	-	-	-	-	-	-	(11,184,411,252)	-	-	-	-	-	-	(11,184,411,252)
Foreign currency translation		-	-	-	-	-	-	-	-	41,964,821	-	-	-	-	-	41,964,821
Unrealized gain resulting from the sale of a subsidiary's shares of an associated company in excess of par value		-	-	-	-	-	-	-	-	-	1,022,811	-	-	-	-	1,022,811
Balance including items unrealized in the statement of income		17,776,264,320	13,854,272,610	4,055,906,665	1,370,851,609	-	4,620,990,697	3,669,941,622	6,414,346,017	(60,321,560)	51,146,215	622,988,252	-	11,949,780,324	1,134,406,628	65,460,573,399
Net income		-	-	-	-	-	-	-	-	-	-	-	-	11,727,280,630	-	11,727,280,630
Dividend paid	*4.21*	-	-	-	-	-	-	-	-	-	-	-	-	(4,486,882,768)	-	(4,486,882,768)
Conversion of warrants to preferred shares		15,611,990	-	44,806,411	-	-	-	-	-	-	-	-	-	-	-	60,418,401
Conversion of preferred shares and subordinated convertible bonds to ordinary shares		(734,642,040)	1,233,255,090	(169,034,268)	1,166,261,218	-	-	-	-	-	-	-	-	-	-	1,495,840,000
Share subscriptions received in advance	*7.6.1*	-	-	-	-	4,275,139,000	-	-	-	-	-	-	-	-	-	4,275,139,000
Depreciation of revaluation surplus on premises		-	-	-	-	-	-	-	-	-	-	-	-	55,752,698	-	55,752,698
Minority interest		-	-	-	-	-	-	-	-	-	-	-	-	-	(91,952,957)	(91,952,957)
Balance as at June 30, 2004		17,057,234,270	15,087,527,700	3,931,678,808	2,537,112,827	4,275,139,000	4,620,990,697	3,669,941,622	6,414,346,017	(60,321,560)	51,146,215	622,988,252	-	19,245,930,884	1,042,453,671	78,496,168,403

The notes to the financial statements form an integral part of these statements

THE SIAM COMMERCIAL BANK PUBLIC COMPANY LIMITED
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (CONTINUED)
FOR THE HALF YEARS ENDED JUNE 30, 2004 AND 2003

UNIT : BAHT

		BANK													
		Issued and fully paid-up share capital		Premium on		Share subscriptions received in advance	Revaluation surplus on land appraisal	Revaluation surplus on premises appraisal	Revaluation surplus on investment	Foreign currency translation	Unrealized gain resulting from the sale of shares of a subsidiary of an associated company to the public in excess of par value	Retained Earnings			Total
												Appropriated		Unappropriated (deficit)	
	Notes	Preferred shares	Ordinary shares	Preferred shares	Ordinary shares							Legal reserve	Other reserve		
Balance as at December 31, 2002		21,052,913,990	10,265,699,820	32,790,566,261	22,786,164,051	-	4,621,050,869	3,839,457,795	7,553,510,532	(17,076,960)	-	695,000,000	23,081,000,000	(74,550,062,362)	52,118,223,996
Transfer from legal reserve and premium on shares to reduce deficit	4.19	-	-	(27,987,898,312)	(22,786,164,051)	-	-	-	-	-	-	(695,000,000)	(23,081,000,000)	74,550,062,363	-
Balance after deficit reductior		21,052,913,990	10,265,699,820	4,802,667,949	-	-	4,621,050,869	3,839,457,795	7,553,510,532	(17,076,960)	-	-	-	1	52,118,223,996
Revaluation surplus on land and premises appraisal		-	-	-	-	-	(55,172)	(56,501,771)	-	-	-	-	-	-	(56,556,943)
Revaluation surplus on investments		-	-	-	-	-	-	-	1,874,162,315	-	-	-	-	-	1,874,162,315
Foreign currency translation		-	-	-	-	-	-	-	-	(9,956,253)	-	-	-	-	(9,956,253)
Unrealized gain resulting from the sale of a subsidiary's shares of an associated company in excess of par value		-	-	-	-	-	-	-	-	-	55,594,648	-	-	-	55,594,648
Balance including items unrealized in the statement of income		21,052,913,990	10,265,699,820	4,802,667,949	-	-	4,620,995,697	3,782,956,024	9,427,672,847	(27,033,213)	55,594,648	-	-	1	53,981,467,763
Net income		-	-	-	-	-	-	-	-	-	-	-	-	5,971,399,733	5,971,399,733
Conversion of preferred shares and subordinated convertible bonds to ordinary shares		(2,286,127,810)	2,347,894,430	(521,519,860)	645,053,240	-	-	-	-	-	-	-	-	-	185,300,000
Depreciation of revaluation surplus on premises		-	-	-	-	-	-	-	-	-	-	-	-	56,501,771	56,501,771
Balance as at June 30, 2003		18,766,786,180	12,613,594,250	4,281,148,089	645,053,240	-	4,620,995,697	3,782,956,024	9,427,672,847	(27,033,213)	55,594,648	-	-	6,027,901,505	60,194,669,267

The notes to the financial statements form an integral part of these statements

THE SIAM COMMERCIAL BANK PUBLIC COMPANY LIMITED

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (CONTINUED)

FOR THE HALF YEARS ENDED JUNE 30, 2004 AND 2003

UNIT : BAHT

		BANK													
		Issued and fully paid-up share capital		Premium on		Share subscriptions received in advance	Revaluation surplus on land appraisal	Revaluation surplus on premises appraisal	Revaluation surplus on investment	Foreign currency translation	Unrealized gain resulting from the sale of shares of a subsidiary of an associated company to the public in excess of par value	Retained Earnings			Total
												Appropriated		Unappropriated (deficit)	
	Notes	Preferred shares	Ordinary shares	Preferred shares	Ordinary shares							Legal reserve	Others reserve		
Balance as at December 31, 2003		17,776,264,320	13,854,272,610	4,055,906,665	1,370,851,609	-	4,620,995,697	3,726,454,253	17,598,757,269	(102,286,381)	50,123,404	622,988,252	-	11,949,780,324	75,524,108,022
Revaluation surplus on land and premises appraisal		-	-	-	-	-	(5,000)	(56,512,631)	-	-	-	-	-	-	(56,517,631)
Revaluation surplus on investments		-	-	-	-	-	-	-	(11,184,411,252)	-	-	-	-	-	(11,184,411,252)
Foreign currency translation		-	-	-	-	-	-	-	-	41,964,821	-	-	-	-	41,964,821
Unrealized gain resulting from the sale of a subsidiary's shares of an associated company in excess of par value		-	-	-	-	-	-	-	-	-	1,022,811	-	-	-	1,022,811
Balance including items unrealized in the statement of income		17,776,264,320	13,854,272,610	4,055,906,665	1,370,851,609	-	4,620,990,697	3,669,941,622	6,414,346,017	(60,321,560)	51,146,215	622,988,252	-	11,949,780,324	64,326,166,771
Net income		-	-	-	-	-	-	-	-	-	-	-	-	11,727,280,630	11,727,280,630
Dividend paid	*4.21*	-	-	-	-	-	-	-	-	-	-	-	-	(4,486,882,768)	(4,486,882,768)
Conversion of warrants to preferred shares		15,611,990	-	44,806,411	-	-	-	-	-	-	-	-	-	-	60,418,401
Conversion of preferred shares and subordinated convertible bonds to ordinary shares		(734,642,040)	1,233,255,090	(169,034,268)	1,166,261,218	-	-	-	-	-	-	-	-	-	1,495,840,000
Share subscriptions received in advance	*7.6.1*	-	-	-	-	4,275,139,000	-	-	-	-	-	-	-	-	4,275,139,000
Depreciation of revaluation surplus on premises		-	-	-	-	-	-	-	-	-	-	-	-	55,752,698	55,752,698
Balance as at June 30, 2004		17,057,234,270	15,087,527,700	3,931,678,808	2,537,112,827	4,275,139,000	4,620,990,697	3,669,941,622	6,414,346,017	(60,321,560)	51,146,215	622,988,252	-	19,245,930,884	77,453,714,732

The notes to the financial statements form an integral part of these statements

THE SIAM COMMERCIAL BANK PUBLIC COMPANY LIMITED

STATEMENTS OF CASH FLOWS

FOR THE HALF YEARS ENDED JUNE 30, 2004 AND 2003

UNIT : BAHT

	CONSOLIDATED		BANK	
	2004	2003	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES				
Net income	11,727,280,630	5,971,399,733	11,727,280,630	5,971,399,733
Items to reconcile net income to cash received (paid) from				
operating activities:				
Depreciation and amortization	716,442,181	647,078,519	526,908,057	467,156,427
Bad debt and doubtful accounts (reversal)	(311,216,750)	1,171,734,948	(406,455,140)	1,040,674,000
Loss on debt restructuring	1,666,188,980	75,675,106	1,606,455,140	159,326,000
Loss from diminution in value and reserve for selling expense				
of property foreclosed	2,091,339	64,289,493	-	64,000,000
Reversal of impairment of investment in securities	(1,045,269,192)	(328,686,648)	(1,045,269,192)	(329,639,007)
Loss on sales of investments	185,764,606	299,737,186	215,322,948	293,301,110
Gain on transferring investment portfolio	(4,845,350,026)	-	(4,845,350,026)	-
Gain on sales of premises and equipment	(5,689,310)	(12,110,688)	(3,781,871)	(11,950,755)
Loss (gain) on sales of property foreclosed	2,908,178	(10,435,027)	2,752,012	(10,378,027)
Gain on exchange	(855,440,703)	(906,485,034)	(856,560,496)	(901,883,214)
Unrealized loss (gains) on revaluation of securities	(21,532,467)	(124,294,028)	1,211,799	(81,164,734)
Amortization of goodwill	2,754,362	25,331,036	-	-
Decrease in accrued interest and dividend income	175,157,954	992,228,109	278,051,607	973,521,375
Decrease in accrued interest payable	(425,813,572)	(417,899,897)	(425,128,620)	(415,840,198)
Increase (decrease) in other accrued expenses	315,975,749	17,255,661	211,318,728	(713,862)
Income from equity interest in subsidiaries and/or				
associated companies	(327,422,939)	(256,170,877)	(635,420,040)	(436,789,467)
Minority interest in net income of subsidiaries	70,756,824	53,543,907	-	-
Income from operations before changes in operating assets and liabilities	7,027,585,844	7,262,191,499	6,351,335,536	6,781,019,381
Operating assets (increase) decrease				
Interbank and money market items	4,622,586,320	(15,988,732,794)	5,766,072,308	(15,948,030,730)
Securities purchased under resale agreements	30,100,000,000	(12,850,000,000)	30,100,000,000	(12,850,000,000)
Securities for trading	2,597,568,914	(4,066,101,612)	5,959,123,842	(4,175,962,920)
Loans and accrued interest receivables	(56,672,046,390)	(6,618,330,729)	(57,357,105,715)	(6,348,869,610)
Properties foreclosed	1,051,422,828	1,767,216,276	972,747,342	1,757,238,037
Other assets	2,534,298,381	2,188,501,594	1,642,711,355	2,114,466,120

The notes to the financial statements form an integral part of these statements

THE SIAM COMMERCIAL BANK PUBLIC COMPANY LIMITED

STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE HALF YEARS ENDED JUNE 30, 2004 AND 2003

UNIT : BAHT

	CONSOLIDATED		BANK	
	2004	2003	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES (continued)				
Operating liabilities increase (decrease)				
Deposits	4,402,433,190	15,431,765,483	4,435,014,094	16,130,329,557
Interbank and money market items	5,493,369,097	612,341,759	5,329,461,977	428,005,866
Liabilities payable on demand	(46,313,341)	(855,637,148)	(43,786,976)	(866,082,504)
Securities sold under repurchase agreements	3,990,000,000	10,000,000	4,000,000,000	-
Short-term borrowings	(3,778,152,786)	(4,920,200)	(3,778,152,786)	(4,990,966)
Other liabilities	(2,817,718,203)	8,627,342,213	(1,678,852,829)	8,243,289,013
Net cash provided by (used in) operating activities	(1,494,966,146)	(4,484,363,659)	1,698,568,148	(4,739,588,756)
CASH FLOWS FROM INVESTING ACTIVITIES				
Purchases of available-for-sale securities	(94,117,046,120)	(47,685,204,401)	(89,379,260,196)	(43,624,605,031)
Proceeds from sales of available-for-sale securities	88,619,611,069	43,584,615,855	84,036,196,416	39,560,039,393
Purchases of held-to-maturity securities	(4,626,386,141)	(26,492,475,367)	(4,561,787,446)	(26,487,970,350)
Proceeds from redemption of held-to-maturity securities	9,926,680,652	37,189,532,395	9,742,406,258	37,160,756,653
Purchases of general securities	(145,912,224)	(937,467,526)	(79,144,870)	(864,050,000)
Proceeds from sales of general securities	297,091,069	25,059,773	297,094,099	21,416,273
Purchases of investments in subsidiaries and/or associated compani	(75,992,014)	(37,936,614)	(3,470,000,000)	-
Proceeds from sales of investments in subsidiaries and/or associated companies	489,197,799	267,977,977	489,197,799	275,113,761
Purchases of premises and equipment	(1,207,035,095)	(763,954,049)	(1,071,204,542)	(695,330,107)
Proceeds from sales of premises and equipment	19,477,607	133,820,058	13,542,146	130,035,597
Net cash provided by (used in) investing activities	(820,313,398)	5,283,968,101	(3,982,960,336)	5,475,406,189
CASH FLOWS FROM FINANCING ACTIVITIES				
Decrease in long-term borrowings	(4,687,326)	(1,961,056)	(4,595,229)	(1,868,958)
Preferred shares increased from conversion of warrants	15,611,990	-	15,611,990	-
Premium on preferred shares increased from conversion of warrants	44,806,411	-	44,806,411	-
Share subscription received in advance	4,275,139,000	-	4,275,139,000	-
Dividend paid	(4,486,882,768)	-	(4,486,882,768)	-
Net cash used in financing activities	(156,012,693)	(1,961,056)	(155,920,596)	(1,868,958)
Increase (decrease) in foreign currency translation	41,964,821	(9,956,253)	992,577	-
Net increase (decrease) in cash and cash equivalents	(2,429,327,416)	787,687,133	(2,439,320,207)	733,948,475
Cash and cash equivalents as at January 1,	13,190,309,771	7,688,350,614	13,058,940,221	7,523,705,036
Cash and cash equivalents as at June 30,	10,760,982,355	8,476,037,747	10,619,620,014	8,257,653,511

The notes to the financial statements form an integral part of these statements

THE SIAM COMMERCIAL BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
FOR THE QUARTERS AND HALF YEARS ENDED JUNE 30, 2004 AND 2003

1. GENERAL

The Bank has its registered address in Thailand. Its head office is located at 9 Rutchadapisek Road, Jatujak, Jatujak, Bangkok. The Bank provides banking business through its branch network in Thailand and other countries. As at June 30, 2004 and December 31, 2003, the Bank has 11,428 and 10,865 employees, respectively (Consolidated : 13,061 and 12,668 employees respectively).

2. BASIS FOR PREPARATION OF THE FINANCIAL STATEMENTS

2.1 Basis for Preparation of The Financial Statements

The consolidated and the Bank's financial statements for the half years ended June 30, 2004 and 2003 and the consolidated and the Bank's balance sheet as at December 31, 2003, presented herein for comparison, which have been derived from the consolidated and the Bank's financial statements for the year ended December 31, 2003, are presented as prescribed by the Bank of Thailand's notification dated May 10, 2001, regarding the format of balance sheet and statement of income of commercial bank, issued under the Banking Act B.E. 2505 and the Bank of Thailand's letter number 1498/2544 dated July 9, 2001.

The Bank maintains its accounting records in Thai Baht and prepares its statutory financial statements in conformity with financial accounting standards used by the banking industry in Thailand. The accompanying financial statements are prepared in accordance with accounting principles and practices generally accepted in Thailand and The Bank of Thailand's guidelines.

2.2 Basis for Preparation of The Consolidated Financial Statements

The consolidated financial statements include the accounts of the Head Office, all domestic and overseas branches, the Bangkok International Banking Facilities business and the bank's subsidiaries where more than 50 % of the shares are owned by the Bank. Significant related party transactions and balances have been eliminated. The subsidiaries are as follows:

		For the half years ended June 30,		For the year ended December 31,
		2004	2003	2003
1.	Chatuchak Asset Management Co., Ltd.	/	/	/
2.	The Cambodian Commercial Bank Ltd.	/	/	/
3.	SCB Securities Co., Ltd.	/	/	/
4.	The Book Club Finance PCL	/	/	/
5.	The Samaggi Insurance PCL	/	/	/
6.	SCB Business Services Co., Ltd.	/	/	/
7.	SCB Training Centre Co., Ltd.	/	/	/
8.	Siam Pitiwat Co., Ltd.	/	/	/
9.	Sub Sri Thai Warehouse PCL	/	/	/
10.	Mahisorn Co., Ltd.	/	/	/
11.	Astrakhan Investment Ltd.	/	/	/
12.	SCB Asset Management Co., Ltd. (1)	/	-	/
13.	Hunters Asset Management Co., Ltd. (2)	/	-	-
14.	SCB Capital Service Co., Ltd. (3)	/	-	-
15.	SCB Resolution Corporation Co., Ltd. (4)	-	/	-

(1) : Changed from associated company to subsidiary during the third quarter of 2003.

(2) : Changed from associated company to subsidiary during the first quarter of 2004.

(3) : Incorporated during the first quarter of 2004.

(4) : Not included in the year 2003 and the first half year of 2004 consolidated financial statements because it is in the process of being dissolved.

.../18

All subsidiaries have been registered and are operating in Thailand except The Cambodian Commercial Bank Ltd., which is registered and operates in Cambodia, and Astrakhan Investment Ltd. which is registered and operates in Hong Kong.

The consolidated financial statements for the quarters and half years ended June 30, 2004 and 2003 and for the year ended December 31, 2003 do not include certain companies which are either subsidiaries or companies in which the Bank and subsidiaries have significant control, as their operations were discontinued or are in the process of being dissolved. There are no material effects on the consolidated financial statements for not including the following companies : (see Note 4.3.6)

Investment in subsidiaries and associated companies

- Oreo Realty Inc. (registered and operated in the United States of America).
- Thai International Property Development Co., Ltd. (2)
- SCB Advisory Service Co., Ltd. (1)
- SCB Research Institute Co., Ltd. (1)

Investment in general investments

- Supapirom Co., Ltd.
- Siam Commercial Development Co., Ltd
- Thai Manpower Development Co., Ltd.
- Suthakarn Co., Ltd. (2)
- Prime Business Co., Ltd. (2)
- M & M Service Co., Ltd. (2)
- Sorathon Co., Ltd. (2)
- Satayu Co., Ltd. (2)

(1) Not included in the year 2003 and the first half year of 2004 consolidated financial statements because the companies were dissolved before December 31, 2003.

(2) Not included in the first half year of 2004 consolidated financial statements because the companies were dissolved before June 30, 2004.

In addition, the consolidated financial statements for the half years ended June 30, 2004 and 2003 and for the year ended December 31, 2003 did not include the financial statements of companies in which the Bank and a subsidiary have more than 50% of the equity of these companies as a result of debt restructuring because the Bank and the subsidiary intend to hold these investments temporarily. These investments listed below have been classified as "Investment in general investments".

	% of the paid-up share capital		
	For the half years ended June 30,		For the year ended December 31,
	2004	2003	2003
1. S.G. Land Co., Ltd.	99.7	-	99.7
2. Mahachai Land Development Co., Ltd.	81.4	-	81.4
3. Bangkok Crystal Co., Ltd.	76.2	76.2	76.2
4. Zigma Concrete Co., Ltd.	58.8	-	-

2.3 Reclassifications

The Bank has reclassified certain items in the statements of income for the quarter and half year ended June 30, 2003 to conform to the classifications used in the statements of income for the quarter and half year ended June 30, 2004 as follows:

Unit : Million Baht

Reclassify		For the quarter ended June 30, 2003		For the half year ended June 30, 2003	
From	To	Consolidated	Bank	Consolidated	Bank
Non - Interest expense - Other expenses	Non - Interest expense - Fees and service expenses	181	227	276	365
Non - Interest income - Other incomes	Non - Interest expense - Other expenses	7	7	56	56

3. SIGNIFICANT ACCOUNTING POLICIES

3.1 Cash and Cash Equivalents

Cash and cash equivalents include cash-in-hand and cash-on-collection.

3.2 Investment in Securities

The Bank classifies its investments in securities as trading securities, available-for-sale securities, held-to-maturity securities, general investments and investment in subsidiaries and associated companies. The Bank presents these investments in the balance sheet as either short-term investments, long-term investments and investments in subsidiaries and associated companies. Short-term investments are those investments that the Bank intends to hold for less than 1 year. Long-term investments are those investments that the Bank intends to hold for more than 1 year.

Trading securities are those investments that management acquires with the intent at holding these for a short period of time in order to take advantage of anticipated changes in the underlying market values. Trading securities are carried at fair value. Changes in fair value are recognized in the statement of income as either non-interest income or expense. Interest income on trading securities is recognized using the accrual basis of accounting.

Marketable debts and equity securities that are not classified as trading securities, held-to-maturity securities, and investment in subsidiaries and associated companies are classified as available-for-sale securities and are carried at fair value, with the valuation surplus on investments presented as a separate component of shareholders' equity until realized upon disposition or sale of the underlying securities. Interest income on available-for-sale securities is recognized using the accrual basis of accounting.

Debt securities for which the Bank has both the intent and ability to hold until maturity are classified as held-to-maturity securities. Such securities are carried at amortized cost, net of valuation allowances for impairment, if any. Premiums and discounts on held-to-maturity securities are amortized or accreted as adjustments to interest income using the effective interest rate method over the term of the securities. Interest income on held-to-maturity securities is recognized using the accrual basis of accounting.

The Bank classifies non-negotiable promissory notes and the rights of the Bank against the non-negotiable promissory note, which were given to the Bank by the Thai Asset Management Corporation (TAMC) upon entering into the Asset Transfer Agreement in order to transfer impaired assets of the Bank and its subsidiary, as held-to-maturity debt securities.

.../20

Equity securities which are non-marketable securities and are not subsidiaries and associated companies are classified as general investments and are carried at the historical cost, net of valuation allowances for impairment, if any. Valuation allowances are established and recognized as non-interest expense in the statement of income, when management has assessed a security as being impaired.

Investments in subsidiaries and associated companies are recorded by the equity method net of allowances for impairment, if any.

Investments in companies owned by the Bank which comprise 20% or more of paid-up capital as a result of troubled debt restructuring are not treated as investment in subsidiaries or associated companies due to the temporary holding nature of such investments.

The following methodologies are used to determine the fair value of securities held by the Bank

The fair value of government debt securities is estimated based on monthly auction value prices. In situations where no auction prices are available, the fair value is estimated based on the Thai Bond Dealing Center's yield curve. For state enterprise debt securities without guarantees by the government, the fair value is estimated based on the yield curve of government debt securities plus an appropriate risk premium.

The bidding prices at The Stock Exchange of Thailand on the last business day of the period are used to estimate the fair value of listed private sector debt and equity securities. The fair value of non-listed private sector debt securities is estimated using the prices obtained from the Thai Bond Dealing Center. In the absence of available prices, fair value is estimated by applying the BOT valuation formula and the risk free yield curve plus the appropriate risk premium.

The fair value of unit trusts is estimated based on the net asset value at the end of the period.

The fair value of foreign debt and equity securities listed on foreign exchanges is estimated by using the bid prices in such exchanges as of the last business day of the period. The fair value of non-listed foreign debt and equity securities is determined based on values quoted by reliable international financial institutions.

Valuation allowances are established and recognized in non-interest expense in the statement of income, when management has assessed a security as being impaired.

Cost of securities sold during the period is calculated using the weighted average method.

3.3 Loans

Overdrafts are stated at the principal amounts including interest. Certain overdrafts for which special notice has been served on the borrower and other loans are stated at the principal amount. Unearned discounts received in advance are presented as deduction from the loans.

3.4 Allowance for Doubtful Accounts

The amount is in compliance with the minimum allowance for doubtful accounts required based on the BOT's guidelines. The guidelines require banks to categorize their loan portfolios into six categories. Each loan category is subject to different levels of provisioning based on percentages established by the BOT. Since 2003, the BOT's guidelines have been changed. The minimum allowance consists of the provisions based on the regulatory loan classifications and other additional provisions required by the BOT.

.../21

In addition, the BOT also established the interest accrual and reversal policies and maximum collateral valuation limits for the purpose of calculating the allowance for doubtful accounts. The guidelines require banks and finance companies to perform qualitative reviews of their loans as an ongoing process. The Bank and subsidiaries, which are financial institutions, are required to periodically report the result of their compliance with these guidelines to the BOT.

The Bank regularly reviews the collectibility of its loan portfolio and establishes the level of allowance for doubtful accounts necessary. The allowance is in compliance with the minimum requirement under BOT's guidelines by considering each loan type. For corporate loans, the Bank considered a borrower's ability to repay the obligation on an individual case basis based on recent payment history and estimated collateral value, if the expected source of repayment is from the liquidation of collateral. For SME and consumer loans, the Bank used credit portfolio statistics to do the statistical analysis (Migration Analysis) for estimation of the deterioration in the portfolio and related allowance for loans under the doubtful category.

Loans which have been restructured were reclassified. Restructured loans which were previously classified as doubtful and doubtful loss are upgraded to substandard. Restructured loans which were previously classified as substandard or special mention loans will be classified at the same class for 3 consecutive months or the next 3 installment payments, whichever is the longer, at which time the loans will be reclassified as normal if the terms of the restructuring are complied with.

Allowances for doubtful accounts established during the year are recognized as bad debt and doubtful accounts expense in the statement of income.

Bad debt written off or bad debt recovered is recorded as a decrease or an increase in the allowance for doubtful accounts.

3.5 Troubled Debt Restructuring

Losses on troubled debt restructuring resulting from the reduction of principal and accrued interest and other restructuring concessions including modification of terms, asset transfer, debts to equity swap, etc. are recognized as expenses in the statements of income.

In case the troubled debt restructuring modifies the terms of payment, the Bank complies with the BOT's criteria requiring the Bank to choose between the collateral method by which a loss amount is to be estimated and/or the net present value method which represents expected cash flow in the future and applying the interest rate on the restructuring date. Loss from such debt restructuring are recognized in the statement of income.

The Bank records assets or shares of stock representing an equity interest in the debtor received under debt restructuring agreements at their fair value less cost to sell. However, the assets received are recorded at the amount not exceeding the recorded investment in the receivable plus the non-accrued interest income which the Bank has the ultimate legal right, in accordance with the Accounting Standard No. 34 "Accounting for Troubled Debt Restructuring".

Subsequent to the troubled debt restructuring, the Bank recalculates fair value of restructured debts based on aforementioned discount rates as of the last date of the quarterly financial statements and makes an adjustment of the valuation on the debt restructured, if the fair value has changed. The recalculation made to the quarterly financial statements is in accordance with the aforementioned BOT's criteria. The adjustment in the valuation of restructured debt shall not cause the book value of restructured debt to exceed the investment value of restructured debt.

.../22

3.6 Properties Foreclosed

Properties foreclosed consist of immovable and movable properties which are carried at the lower of investment in the loan or fair value of the property as at the period end. Should the carrying value of a property foreclosed become impaired, an allowance for impairment will be recorded in accordance with Accounting Standard No. 36, Impairment of Assets.

Gains or losses on sales of properties foreclosed are recognized as income or expense at the date of disposal.

3.7 Premises and Equipment

Land is stated at the appraised value. Premises are stated at the appraised value net of accumulated depreciation. The appraised value is determined by an independent appraiser according to guidelines prescribed by the BOT. The increment resulting from the appraisal is recorded in the accounts as revaluation surplus on land appraisal and revaluation surplus on premises appraisal and shown under shareholders' equity. If the appraised values of land and premises, are less than their cost, the difference is recognized as an expense in the statement of income. Depreciation of premises increment is recognized as an expense in the statement of income and the amortization of the revaluation surplus on premises appraisal is charged directly to the retained earnings by the same amount of such depreciation.

Land of subsidiaries is presented at cost, and premises of subsidiaries are presented at cost net of accumulated depreciation.

Equipment is presented at cost net of accumulated depreciation.

Depreciation of equipment is calculated by the straight-line method based on the estimated useful lives of the equipment which are 3-5 years.

Before January 1, 2003, depreciation of premises was calculated by the straight-line method, based on the estimated useful life of premises of 20 years. Since January 1, 2003, depreciation of premises is calculated by the straight-line method based on the estimated useful life which is appraised at 50 years by independent appraisers.

3.8 Other Assets

Leasehold rights are presented at cost net of accumulated amortization.

The amortization is calculated by the straight-line method over the lease periods between 1 - 30 years.

3.9 Provident Fund

The Bank has provident fund for its employees. The Bank's contributions are made to match with the contributions from employees and are recorded as expenses on an accrual basis.

3.10 Interest Income and Interest Expense

The Bank recognizes interest and discounts on loans as income on an accrual basis, except for interest on loans which are outstanding over 3 months at the date of the balance sheet and interest from receivables under trouble debt restructuring agreements where the ability to pay as the borrower is uncertain. Such interest is recognized when received. The Bank reverses all accrued interest income for items which are no longer on an accrual basis. Interest on interbank and money market items and investments is recognized on an accrual basis.

Interest expense is recognized on an accrual basis.

.../23

3.11 Dividend Income

The Bank recognizes dividend income from the companies, which are not subsidiaries and associated companies, on an accrual basis as at the date which the Bank earn the rights to receive the dividend.

3.12 Non-Interest Income

Non-interest income other than income from equity interest in subsidiaries and/or associated companies is recognized on an accrual basis.

3.13 Contributions to the Financial Institutions Development Fund

Contributions to the Financial Institutions Development Fund are recorded as expenses on an accrual basis.

3.14 Income Tax

The Bank records income tax payable for each period (if any) as an expense on an accrual basis.

3.15 Earnings per Share

The basic earnings per share are calculated by dividing the net income adjusted by dividend on convertible preferred shares by the weighted average number of ordinary shares outstanding during the period. The diluted earnings per share are calculated from net income for the period adjusted by dividend on convertible preferred shares and interest expense on convertible bonds (if any), divided by the weighted average number of ordinary shares, on the assumption that conversion of all ordinary share equivalents have been made at the beginning of the period. Ordinary share equivalents consist of convertible preferred shares, warrants and subordinated convertible bonds.

3.16 Assets and Liabilities in Foreign Currencies

Assets and liabilities in foreign currencies are converted into Baht at the rates of exchange prevailing at the transaction dates. Balances of assets and liabilities in foreign currencies and forward exchange contracts at the end of the year are converted into Baht at the reference BOT exchange rates at the end of the year.

Gains or losses on foreign exchange transactions and translation gains or losses are recognized as income or expense for the period in the statement of income. Premiums or discounts represent the difference between the rate of the forward exchange contracts and the rate on the transaction date. Such premiums or discounts are recognized over the term of the contract.

Exchange rate differences arising on the transaction of the financial statements of foreign subsidiaries and foreign branches are presented as "Foreign currency translation" under the shareholders' equity in the balance sheets

3.17 Use of Accounting Estimates

Preparation of financial statements in conformity with generally accepted accounting principles requires the Bank and subsidiaries to make estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities and disclosure of contingent assets and liabilities. The actual result may differ from such estimates.

.../24

3.18 Significant Accounting Policies of Insurance Subsidiary

3.18.1 Recognition of Insurance and Reinsurance Premium

Premium income is recognised on the date the relevant insurance policy comes into effect, after deducting premium ceded and cancelled. Reinsurance premium income is recognised when the reinsurer places the reinsurance application or statement of accounts.

3.18.2 Unearned Premium Reserve

Unearned premium reserve is provided for in compliance with the methodology as specified in the Insurance Act B.E. 2535 (1992) as follows:

Fire, motor and miscellaneous	- Monthly average basis (the one-twenty fourth method)
Marine	- Premium written for the last three months
Travel accident	- Premium written for the last one months

3.18.3 Loss Reserve and Outstanding Claims

Outstanding claims are provided whenever claims have been submitted at a sum as advised by the insurer. Loss reserve is provided based on estimates made by the Company's management.

Claim liabilities incurred but not reported are provided at 2.5% of retrospective 12 months net premium.

4. **INFORMATION ON BALANCE SHEET ITEMS**

4.1 Interbank and Money Market Items (Assets)

As at June 30, 2004 and December 31, 2003, interbank and money market items (Assets) are as follows:

Unit : Million Baht

	CONSOLIDATED					
	June 30, 2004			**December 31, 2003**		
	Demand	**Time**	**Total**	**Demand**	**Time**	**Total**
Domestic items :						
Bank of Thailand and Financial Institutions Development Fund	4,379	-	4,379	8,885	-	8,885
Commercial banks	248	686	934	217	2,051	2,268
Other banks	300	700	1,000	-	-	-
Finance companies, finance and securities companies, securities companies and credit foncier companies	297	2,953	3,250	104	3,225	3,329
Other financial institutions	10	1,685	1,695	24	1,064	1,088
Total	5,234	6,024	11,258	9,230	6,340	15,570
Add Accrued interest receivables	-	13	13	-	13	13
Less Allowance for doubtful accounts	-	(51)	(51)	-	(62)	(62)
Total domestic items	5,234	5,986	11,220	9,230	6,291	15,521
Foreign items:						
USD	5,843	34,963	40,806	4,448	36,369	40,817
YEN	766	715	1,481	877	703	1,580
Others	680	126	806	892	243	1,135
Total	7,289	35,804	43,093	6,217	37,315	43,532
Add Accrued interest receivables	-	118	118	-	76	76
Less Allowance for doubtful accounts	-	(55)	(55)	-	(56)	(56)
Total foreign items	7,289	35,867	43,156	6,217	37,335	43,552
Total domestic and foreign items	12,523	41,853	54,376	15,447	43,626	59,073

.../25

Unit : Million Baht

	BANK					
	June 30, 2004			December 31, 2003		
	Demand	Time	Total	Demand	Time	Total
Domestic items :						
Bank of Thailand and Financial Institutions Development Fund	4,346	-	4,346	8,860	-	8,860
Commercial banks	2	570	572	12	1,950	1,962
Other banks	-	700	700	-	-	-
Finance companies, finance and securities companies, securities companies and credit foncier companies	11	3,261	3,272	10	3,157	3,167
Other financial institutions	10	1,485	1,495	24	1,064	1,088
Total	4,369	6,016	10,385	8,906	6,171	15,077
Add Accrued interest receivables	-	11	11	-	10	10
Less Allowance for doubtful accounts	-	(51)	(51)	-	(62)	(62)
Total domestic items	4,369	5,976	10,345	8,906	6,119	15,025
Foreign items :						
USD	2,122	34,963	37,085	1,756	36,369	38,125
YEN	766	715	1,481	877	703	1,580
Others	678	126	804	626	243	869
Total	3,566	35,804	39,370	3,259	37,315	40,574
Add Accrued interest receivables	-	118	118	-	76	76
Less Allowance for doubtful accounts	-	(55)	(55)	-	(56)	(56)
Total foreign items	3,566	35,867	39,433	3,259	37,335	40,594
Total domestic and foreign items	7,935	41,843	49,778	12,165	43,454	55,619

4.2 Securities Purchased Under Resale Agreements

As at June 30, 2004 and December 31, 2003, securities purchased under resale agreements are as follows:

Unit : Million Baht

	CONSOLIDATED AND BANK	
	June 30, 2004	December 31, 2003
Government and Bank of Thailand's bonds	3,100	1,865
Financial Institutions Development Fund and state enterprise debt securities	8,900	40,235
Total	12,000	42,100

4.3 Investment in Securities

4.3.1 Classified Investments in Securities

As at June 30, 2004 and December 31, 2003, the Bank and subsidiaries classify their investments in securities as follows:

.../26

Unit : Million Baht

	CONSOLIDATED			
	June 30, 2004		December 31, 2003	
	Cost / Amortized cost	Fair value	Cost / Amortized cost	Fair value
Short-term investments				
Securities for trading				
Government and state enterprise debt securities	3,886	3,888	264	263
Corporate debt securities	814	757	316	263
Domestic equity securities	228	251	-	-
Total	4,928	4,896	580	526
Less Allowance for revaluation of investments	(32)	-	(54)	-
Total	4,896	4,896	526	526
Available-for-sale securities				
Government and state enterprise debt securities	16,668	16,799	21,578	21,771
Corporate debt securities	341	343	305	313
Foreign debt securities	10,879	10,873	6,879	6,850
Domestic equity securities	16	19	18	31
Other securities	767	770	782	816
Total	28,671	28,804	29,562	29,781
Add Allowance for revaluation of investments	179	-	250	-
Less Allowance for impairment of investments	(46)	-	(31)	-
Total	28,804	28,804	29,781	29,781
Held-to-maturity securities				
Government and state enterprise debt securities	212	212	235	235
Corporate debt securities	19	19	198	198
Foreign debt securities	5,102	5,102	10,497	10,497
Total	5,333	5,333	10,930	10,930
Total short-term investments-net	39,033	39,033	41,237	41,237
Long-term investments				
Available-for-sale securities				
Government and state enterprise debt securities	10,048	10,418	11,400	12,226
Corporate debt securities	7,190	6,848	8,135	7,339
Foreign debt securities	10,979	11,116	10,783	10,982
Domestic equity securities	12,738	18,051	4,702	18,978
Foreign equity securities	-	-	1	18
Other securities	10,581	10,540	12,609	13,707
Total	51,536	56,973	47,630	63,250
Add Allowance for revaluation of investments	5,749	-	16,907	-
Less Allowance for impairment of investments	(312)	-	(1,287)	-
Total	56,973	56,973	63,250	63,250
Held-to-maturity securities				
Government and state enterprise debt securities	31,906	28,267	31,504	31,979
Corporate debt securities	1,728	1,581	1,416	1,279
Foreign debt securities	1,591	1,592	1,932	1,932
Total	35,225	31,440	34,852	35,190
Less Allowance for impairment of investments	(47)	-	(137)	-
Total	35,178	31,440	34,715	35,190
General investments				
Domestic non-marketable equity securities	3,356	3,726	3,340	2,847
Foreign non-marketable equity securities	144	137	144	131
Total	3,500	3,863	3,484	2,978
Less Allowance for impairment of investments	(2,165)	-	(2,198)	-
Total	1,335	3,863	1,286	2,978
Total long-term investments - net	93,486	92,276	99,251	101,418

.../27

Unit : Million Baht

	BANK			
	June 30, 2004		December 31, 2003	
	Cost / Amortized cost	Fair value	Cost / Amortized cost	Fair value
Short-term investments				
Securities for trading				
Government and state enterprise debt securities	1,308	1,306	264	263
Corporate debt securities	179	180	180	182
Total	1,487	1,486	444	445
Add (Less) Allowance for revaluation of investments	(1)	-	1	-
Total	1,486	1,486	445	445
Available-for-sale securities				
Government and state enterprise debt securities	12,863	12,994	18,569	18,763
Corporate debt securities	341	343	305	313
Foreign debt securities	10,879	10,874	6,879	6,850
Other securities	734	734	734	734
Total	24,817	24,945	26,487	26,660
Add Allowance for revaluation of investments	174	-	204	-
Less Allowance for impairment of investments	(46)	-	(31)	-
Total	24,945	24,945	26,660	26,660
Held-to-maturity securities				
Government and state enterprise debt securities	212	212	213	213
Foreign debt securities	5,102	5,102	10,497	10,497
Total	5,314	5,314	10,710	10,710
Total short-term investments-net	31,745	31,745	37,815	37,815
Long-term investments				
Available-for-sale securities				
Government and state enterprise debt securities	10,036	10,406	10,681	11,497
Corporate debt securities	7,388	7,018	8,400	7,502
Foreign debt securities	10,979	11,116	10,783	10,982
Domestic equity securities	12,120	17,289	4,070	17,964
Foreign equity securities	-	-	1	18
Other securities	9,431	9,379	11,573	12,508
Total	49,954	55,208	45,508	60,471
Add Allowance for revaluation of investments	5,566	-	16,250	-
Less Allowance for impairment of investments	(312)	-	(1,287)	-
Total	55,208	55,208	60,471	60,471
Held-to-maturity securities				
Government and state enterprise debt securities	31,071	27,431	30,658	31,133
Corporate debt securities	1,417	1,294	1,181	1,068
Foreign debt securities	1,591	1,592	1,932	1,932
Total	34,079	30,317	33,771	34,133
Less Allowance for impairment of investments	(23)	-	(113)	-
Total	34,056	30,317	33,658	34,133
General investments				
Domestic non-marketable equity securities	3,381	3,812	3,432	2,958
Foreign non-marketable equity securities	144	137	144	131
Total	3,525	3,949	3,576	3,089
Less Allowance for impairment of investments	(2,104)	-	(2,179)	-
Total	1,421	3,949	1,397	3,089
Total long-term investments - net	90,685	89,474	95,526	97,693

.../28

As at June 30, 2004, the Bank and a subsidiary classified the right against the promissory note and promissory notes which are issued by the Thai Asset Management Corporation (TAMC) upon entering into the Asset Transfer Agreement for the transfer of sub-quality assets, as held-to-maturity debt securities - government and state enterprise debt securities of Baht 10,947 million in the consolidated financial statements and of Baht 10,529 million in the Bank's financial statements (December 31, 2003 : Baht 11,029 million and Baht 10,603 million, respectively) (see Notes 4.4.10, 4.22 and 6.2).

As at June 30, 2004, government bonds which are classified as available-for-sale securities, of Baht 312 million were pledged with the Government Housing Bank in order to comply with its agreement and Baht 3 million were pledged with the court against a lawsuit. (December 31, 2003 : Baht 312 million and Baht 3 million, respectively)

As at June 30, 2004, a subsidiary pledged debt securities, which are classified as held-to-maturity securities, amounting to Baht 16 million with a government agency (December 31, 2003 : Baht 16 million).

In the half year ended June 30, 2004, the Bank transferred equity securities of Baht 7,019 million from available-for-sale securities to trading securities. As a result, a gain of Baht 4,842 million was recognized in the statement of income. Subsequently, such securities were sold to a mutual fund (open-ended fund), which was set up at the permission of the Securities and Exchange and Commission.

4.3.2 Time to Maturity of Debt Securities

Time to maturity of the Bank and subsidiaries' investment in debt securities classified as available-for-sale securities and held-to-maturity securities at June 30, 2004 and December 31, 2003, are presented below. Expected maturity may differ from contractual maturity due to some borrowers having the right to call or prepay obligations with or without prepayment penalties.

Unit : Million Baht

	CONSOLIDATED							
	June 30, 2004				December 31, 2003			
	Maturity schedule of securities				Maturity schedule of securities			
	Up to 1 year	Over 1 to 5 years	Over 5 years	Total	Up to 1 year	Over 1 to 5 years	Over 5 years	Total
Available-for-sale securities								
Government and state enterprise debt securities	16,668	6,789	3,259	26,716	21,578	8,209	3,191	32,978
Corporate debt securities	341	6,539	651	7,531	305	7,026	1,110	8,441
Foreign debt securities	10,879	10,979	-	21,858	6,879	10,783	-	17,662
Other securities	734	-	824	1,558	782	-	-	782
Total	28,622	24,307	4,734	57,663	29,544	26,018	4,301	59,863
Add (Less) Allowance for revaluation of investments	174	494	(120)	548	237	963	15	1,215
Less Allowance for impairment of investments	(46)	(28)	(181)	(255)	(31)	(39)	(711)	(781)
Total	28,750	24,773	4,433	57,956	29,750	26,942	3,605	60,297
Held-to-maturity securities								
Government and state enterprise debt securities	212	8,644	23,262	32,118	235	2,368	29,136	31,739
Corporate debt securities	19	982	746	1,747	198	564	852	1,614
Foreign debt securities	5,102	1,591	-	6,693	10,497	1,932	-	12,429
Total	5,333	11,217	24,008	40,558	10,930	4,864	29,988	45,782
Less Allowance for impairment of investments	-	-	(47)	(47)	-	-	(137)	(137)
Total	5,333	11,217	23,961	40,511	10,930	4,864	29,851	45,645
Total debt securities	34,083	35,990	28,394	98,467	40,680	31,806	33,456	105,942

.../29

Unit : Million Baht

	BANK							
	June 30, 2004				December 31, 2003			
	Maturity schedule of securities				Maturity schedule of securities			
	Up to 1 year	Over 1 to 5 years	Over 5 years	Total	Up to 1 year	Over 1 to 5 years	Over 5 years	Total
Available-for-sale securities								
Government and state enterprise debt securities	12,863	6,777	3,259	22,899	18,569	7,491	3,191	29,251
Corporate debt securities	341	6,772	616	7,729	305	7,318	1,082	8,705
Foreign debt securities	10,879	10,979	-	21,858	6,879	10,783	-	17,662
Other securities	734	-	824	1,558	734	-	-	734
Total	24,817	24,528	4,699	54,044	26,487	25,592	4,273	56,352
Add Allowance for revaluation of investments	174	494	(148)	520	204	952	(85)	1,071
Less Allowance for impairment of investments	(46)	(28)	(181)	(255)	(31)	(39)	(711)	(781)
Total	24,945	24,994	4,370	54,309	26,660	26,505	3,477	56,642
Held-to-maturity securities								
Government and state enterprise debt securities	212	8,558	22,513	31,283	213	1,855	28,803	30,871
Corporate debt securities	-	698	719	1,417	-	355	826	1,181
Foreign debt securities	5,102	1,591	-	6,693	10,497	1,932	-	12,429
Total	5,314	10,847	23,232	39,393	10,710	4,142	29,629	44,481
Less Allowance for impairment of investments	-	-	(23)	(23)	-	-	(113)	(113)
Total	5,314	10,847	23,209	39,370	10,710	4,142	29,516	44,368
Total debt securities	30,259	35,841	27,579	93,679	37,370	30,647	32,993	101,010

4.3.3 Unrealized Gain (Loss) on Available-For-Sale Securities and Held-To-Maturity Securities

Unrealized gain (loss) on available-for-sale securities and held-to-maturity securities as at June 30, 2004 and December 31, 2003 is as follows:

Unit : Million Baht

	CONSOLIDATED							
	June 30, 2004				December 31, 2003			
Type of securities	Amortized Cost*	Gross Unrealized Gain	Gross Unrealized Losses	Fair Value	Amortized Cost*	Gross Unrealized Gain	Gross Unrealized Losses	Fair Value
Available-for-sale securities	79,849	7,051	(1,123)	85,777	75,874	17,565	(408)	93,031
Held-to-maturity securities	40,512	362	(4,101)	36,773	45,645	475	-	46,120
Total	120,361	7,413	(5,224)	122,550	121,519	18,040	(408)	139,151

Unit : Million Baht

	BANK							
	June 30, 2004				December 31, 2003			
Type of securities	Amortized Cost*	Gross Unrealized Gain	Gross Unrealized Losses	Fair Value	Amortized Cost*	Gross Unrealized Gain	Gross Unrealized Losses	Fair Value
Available-for-sale securities	74,413	6,810	(1,071)	80,152	70,678	16,852	(398)	87,132
Held-to-maturity securities	39,371	362	(4,101)	35,632	44,368	475	-	44,843
Total	113,784	7,172	(5,172)	115,784	115,046	17,327	(398)	131,975

* Net of allowance for impairment

.../30

4.3.4 Investments in Companies with holding More Than 10%

As at June 30, 2004 and December 31, 2003, investments in companies other than subsidiaries and associated companies, of which the Bank and subsidiaries hold more than 10% of the paid-up capital in each company, classified by industry, are as follows:

Unit : Million Baht

	Number of companies	CONSOLIDATED		BANK	
		June 30, 2004	December 31, 2003	June 30, 2004	December 31, 2003
Finance service and mutual fund	8 – 18	20,378	13,828	19,402	13,185
Manufacturing	5	3	24	-	21
Entertainment and recreation	5	-	5,203	-	5,203
Others	24 – 27	414	420	414	420
		20,795	19,475	19,816	18,829

4.3.5 Investments in Companies with Problems in Their Financial Positions

As at June 30, 2004 and December 31, 2003, the Bank and subsidiaries, which are financial institutions (finance, securities and asset management companies), have investments in a number of securities issued by the companies with problems in their financial positions and operating results. The Bank and subsidiaries have made a provision for diminution in the value of securities equal to the amount by which the aggregate cost exceeds the aggregate market value as follows:

Unit : Million Baht

	Number of companies	CONSOLIDATED					
		June 30, 2004			December 31, 2003		
		Cost	Market Value	Amount of Provision	Cost	Market Value	Amount of Provision
Finance companies ordered closed							
Common shares	1	1	-	1	1	-	1
Bonds	4	50	-	50	50	-	50
Listed companies identified for delisting							
Common shares	12-13	374	173	194	569	196	448
Bonds	15-16	69	8	14	126	9	123
Non-listed companies whose operating results in line with the listed companies identified for delisting and have going concern issue							
Common shares/Preferred shares	37-41	1,628	34	1,609	1,767	200	1,633
Bonds	2	198	-	198	198	-	198

Unit : Million Baht

	Number of companies	BANK					
		June 30, 2004			December 31, 2003		
		Cost	Market Value	Amount of Provision	Cost	Market Value	Amount of Provision
Listed companies identified for delisting							
Common shares	6-7	340	144	173	538	143	400
Bonds	8-9	56	-	4	113	-	113
Non-listed companies whose operating results in line with the listed companies identified for delisting and have going concern issue							
Common shares/Preferred shares	32-35	1,580	33	1,562	1,719	199	1,586
Bonds	1	181	-	181	181	-	181

.../31

4.3.6 Investments in Subsidiaries and Associated Companies

As at June 30, 2004 and December 31, 2003, the Bank and subsidiaries have investments in subsidiaries and associated companies as follows:

Unit : Million Baht

	Type of Business	Type of share	CONSOLIDATED					
			Direct and indirect shareholding (%)		Book value			
					Cost method		Equity method	
			June 30, 2004	December 31, 2003	June 30, 2004	December 31, 2003	June 30, 2004	December 31, 2003
Subsidiaries								
Services								
Oreo Realty Inc.*(United States of America)	Service	Ordinary	100.0	100.0	-	-	-	-
Real Estate								
SCB Resolution Corporation Ltd. *	Real Estate	Ordinary	100.0	100.0	-	-	4	4
Thai International Property Development Co., Ltd. **	Real Estate	Ordinary	-	99.9	-	-	-	-
Associated companies								
Finance & Insurance								
Vina Siam Bank (Vietnam)	Banking	Ordinary	33.0	33.0	159	159	226	243
The Siam Industrial Credit PCL and affiliates	Finance	Ordinary	41.3	41.6	1,250	1,250	1,452	1,551
Hunters Asset Management Co., Ltd.	Fund Management	Ordinary	-	50.0	-	10	-	9
Siam Commercial New York Life Insurance PCL	Life Insurance	Ordinary	25.0	25.0	133	133	104	125
SCB Leasing PCL	Leasing, Hire-purchase and Factoring	Ordinary	40.4	40.4	42	42	99	92
Siam Panich Leasing PCL and affiliate	Leasing, Hire-purchase and Factoring	Ordinary	22.4	22.5	1,106	1,109	1,130	1,144
Services								
Siam Niti Law Office Co., Ltd.	Legal Consultant	Ordinary	49.0	49.0	8	8	11	9
Siam Cosmos Service Co., Ltd. and affiliate	Insurance Broker	Ordinary	23.8	23.8	3	3	15	16
Siam Children Care Co., Ltd. *	Nursery	Ordinary	30.0	30.0	2	2	-	-
Real Estate								
Christiani & Nielsen (Thai) PCL and affiliates	Construction	Ordinary	42.3	42.3	290	290	131	131
Others								
Saturn Inc. (Cayman Islands)	Holding	Ordinary	24.9	24.9	3	3	118	111
Siam Press Management Co., Ltd.	Industry	Ordinary	26.7	26.7	17	17	24	24
Nobleclear Holding (BVI) Ltd. * (Germany)	Holding	Ordinary	46.9	46.9	-	-	-	-
Total					3,013	3,026	3,314	3,459
Less Allowance for impairment of investments					(951)	(951)	-	-
Total investments in subsidiaries and associated companies - net					2,062	2,075	3,314	3,459

* Discontinued operations or in the process of dissolution.

** Dissolved before June 30, 2004.

Unit : Million Baht

	Type of Business	Type of share	BANK					
			Direct and indirect shareholding (%)		Book value			
					Cost method		Equity method	
			June 30, 2004	December 31, 2003	June 30, 2004	December 31, 2003	June 30, 2004	December 31, 2003
Subsidiaries								
Finance & Insurance								
Cambodian Commercial Bank Ltd. (Cambodia)	Banking	Ordinary	100.0	100.0	634	634	565	565
The Book Club Finance PCL	Finance	Ordinary and preferred	89.7	89.7	2,545	2,545	846	872
Chatuchak Asset Management Co., Ltd.	Asset Management	Ordinary	100.0	100.0	6,000	6,000	4,879	4,921
SCB Securities Co., Ltd.	Securities	Ordinary	100.0	99.9	5,107	1,637	5,288	1,781
SCB Asset Management Co., Ltd.	Fund Management	Ordinary	100.0	100.0	46	46	92	72
Hunters Asset Management Co., Ltd.	Fund Management	Ordinary	50.0	50.0	-	-	-	-
The Samaggi Insurance PCL	Insurance	Ordinary	59.2	59.2	455	455	1,008	1,121
Services								
SCB Business Services Co., Ltd.	Credit Card	Ordinary	100.0	100.0	57	57	47	83
SCB Training Centre Co., Ltd.	Service	Ordinary	100.0	100.0	347	347	226	233
Siam Pitiwat Co., Ltd.	Service	Ordinary	99.9	99.9	10	10	21	20
Sub Sri Thai Warehouse PCL ***	Warehouse and Silo	Ordinary	58.3	58.3	147	147	300	308
SCB Capital Service Co., Ltd.	Asset Management	Ordinary	100.0	-	-	-	-	-
Oreo Realty Inc.*(United States of America)	Service	Ordinary	100.0	100.0	-	-	-	-
Real Estate								
Mahisorn Co., Ltd.	Real Estate	Ordinary	100.0	100.0	2,142	2,142	430	413
SCB Resolution Corporation Ltd. *	Real Estate	Ordinary	100.0	100.0	-	-	4	4
Thai International Property Development Co., Ltd. **	Real Estate	Ordinary	-	99.9	-	-	-	-
Others								
Astrakhan Investment Limited (Hong Kong)	Holding	Ordinary	99.9	99.9	2	2	427	418
Associated companies								
Finance & Insurance								
Vina Siam Bank (Vietnam)	Banking	Ordinary	33.0	33.0	159	159	227	243
The Siam Industrial Credit PCL and affiliates	Finance	Ordinary	41.6	41.6	1,250	1,250	1,452	1,551
Siam Commercial New York Life Insurance PCL	Life Insurance	Ordinary	25.0	25.0	133	133	104	125
SCB Leasing PCL	Leasing, Hire-purchase and Factoring	Ordinary	40.4	40.4	40	40	98	90
Siam Panich Leasing PCL and affliates	Leasing, Hire-purchase and Factoring	Ordinary	22.4	22.5	1,104	1,104	1,128	1,138

* Discontinued operations or in the process of dissolution

** Dissolved before June 30, 2004.

*** Additional holding of 20.01% by the Bank's Management

Unit : Million Baht

	Type of Business	Type of share	BANK Direct and indirect shareholding (%) June 30, 2004	December 31, 2003	Book value Cost method June 30, 2004	December 31, 2003	Equity method June 30, 2004	December 31, 2003
Associated companies (Cont.)								
Services								
Siam Niti Law Office Co., Ltd.	Legal Consultant	Ordinary	49.0	49.0	8	8	11	9
Siam Cosmos Service Co., Ltd. and affiliate	Insurance Broker	Ordinary	23.8	23.8	1	1	12	13
Siam Children Care Co., Ltd. *	Nursery	Ordinary	30.0	30.0	-	-	-	-
Real Estate								
Christiani & Nielsen (Thai) PCL and affiliates	Construction	Ordinary	42.3	42.3	290	290	131	131
Others								
Saturn Inc. (Cayman Islands)	Holding	Ordinary	24.9	24.9	2	2	137	133
Siam Press Management Co., Ltd.	Industry	Ordinary	26.7	26.7	6	6	13	14
Nobleclear Holding (BVI) Ltd..* (Germany)	Holding	Ordinary	46.9	46.9	-	-	-	-
Total					20,485	17,015	17,446	14,258
Less Allowance for impairment of investments					(3,931)	(3,931)	-	-
Total investments in subsidiaries and associated companies - net					16,554	13,084	17,446	14,258

* Discontinued operations or in the process of dissolution

Information about the financial positions and results of operations of certain subsidiaries and companies in the process of dissolution or discontinued operations that the Bank has significant control and not included in the consolidated financial statements can be summarized as follows: (see Note 2.2)

Unit : Million Baht

	June 30, 2004 "Unaudited" Total assets	Total liabilities	Shareholders' equity	December 31, 2003 "Audited" Total assets	Total liabilities	Shareholders' equity
Oreo Realty Inc.	-	-	-	-	-	-
SCB Resolution Corporation Co., Ltd.	5	1	4	5	1	4
Thai International Property Development Co., Ltd.*	-	-	-	-	-	-
Supapirom Co., Ltd.	2	-	2	2	-	2
Siam Commercial Development Co., Ltd.	-	-	-	-	-	-
Thai Manpower Development Co., Ltd.	1	-	1	1	-	1
Suthakarn Co., Ltd. *	-	-	-	-	-	-
Prime Business Co., Ltd. *	-	-	-	-	-	-
M&M Business Co., Ltd. *	-	-	-	-	-	-
Sorathon Co., Ltd. *	-	-	-	-	-	-
Satayu Co., Ltd. *	-	-	-	-	-	-
	8	1	7	8	1	7

* Dissolved in 2004

.../34

Unit : Million Baht

	For the half years ended June 30,							
	2004 "Unaudited"				2003 "Unaudited"			
	Revenue	Expenses	Net income	Earnings per share(Baht)	Revenue	Expenses	Net income (loss)	Earnings (loss) per share(Baht)
Oreo Realty Inc.	-	-	-	-	-	-	-	-
SCB Resolution Corporation Co., Ltd. *	-	-	-	-	-	-	-	-
Thai International Property Development Co., Ltd. **	-	-	-	-	-	-	-	-
Supapirom Co., Ltd.	-	-	-	-	-	-	-	-
Siam Commercial Development Co., Ltd.	-	-	-	2	-	-	-	-
Thai Manpower Development Co., Ltd.	-	-	-	-	-	-	-	(10.0)
Suthakarn Co., Ltd. **	-	-	-	-	-	-	-	(50.2)
Prime Business Co., Ltd. **	-	-	-	-	-	-	-	(284.5)
M&M Business Co., Ltd. **	-	-	-	-	-	-	-	(41.0)
Sorathon Co., Ltd. **	-	-	-	-	-	-	-	(41.0)
Satayu Co., Ltd.**	-	-	-	-	20	-	20	20,431.3
SCB Advisory Service Co., Ltd. ***	-	-	-	-	-	-	-	-
SCB Research Institute Co., Ltd. ***	-	-	-	-	-	-	-	-
	-	-	-		20	-	20	

* Included in the first half year of 2003 financial statements

** Dissolved in the first half year of 2004

*** Dissolved in the third quarter of 2003

As at June 30, 2004 and December 31, 2003, the Bank and a subsidiary have received equity in companies as a result of troubled debt restructuring, which represents more than 20% of the paid-up capital of each company. The Bank did not record these securities as investments in subsidiaries and associated companies as it is the Bank's and subsidiary's intention to hold such investments temporarily. Such investments are as follows:

	% of paid- up share capital	
	June 30, 2004	**December 31, 2003**
General investments		
S.G. Land Co., Ltd.	99.7	99.7
Mahachai Land Development Co., Ltd.	81.4	81.4
Bangkok Crystal Co., Ltd.	76.2	76.2
Zigma Concrete Co., Ltd.	58.8	-
Sri-U-Thong Co., Ltd.	42.1	42.1
Thai Baroda Industry Co., Ltd.	31.3	31.3
Nawa 84 Co., Ltd.	25.0	25.0
CBNP (Thailand) Co., Ltd.	20.8	20.8

4.3.7 Adjustment to the Allowance for Doubtful Account of Subsidiaries

The consolidated and the Bank's financial statements for the half year ended June 30, 2004 included an adjustment to the allowance for doubtful account which were not previously recorded by its subsidiary. The adjustment resulted in increase in allowance for doubtful account in the consolidated balance sheet and decrease in investments in subsidiaries in the Bank's balance sheet of Baht 51 million (December 31, 2003 : Baht 200 million).

.../35

4.4 Loans and Accrued Interest Receivables

4.4.1 Classified by Product

Unit : Million Baht

	CONSOLIDATED		BANK	
	June 30, 2004	December 31, 2003	June 30, 2004	December 31, 2003
Overdrafts	54,079	56,238	53,952	56,004
Loans	452,472	403,799	451,372	402,441
Bills	47,557	41,101	45,097	38,878
Others	12,395	11,253	10,924	8,970
Total	566,503	512,391	561,345	506,293
Add Accrued interest receivables	1,660	1,776	1,568	1,671
Less Allowance for doubtful accounts	(65,388)	(64,065)	(62,914)	(61,574)
Revaluation allowance for debt restructuring	(8,666)	(10,730)	(8,398)	(10,387)
Total	494,109	439,372	491,601	436,003

4.4.2 Classified by Time to Maturity

Unit : Million Baht

	CONSOLIDATED		BANK	
	June 30, 2004	December 31, 2003	June 30, 2004	December 31, 2003
Up to 1 year*	276,774	246,848	271,766	241,325
Over 1 year	289,729	265,543	289,579	264,968
Accrued interest receivables	1,660	1,776	1,568	1,671
Total	568,163	514,167	562,913	507,964

* Including loans without contracts and past-due

4.4.3 Classified by Currency and Residence of Customers

Unit : Million Baht

	CONSOLIDATED					
	June 30, 2004			December 31, 2003		
	Domestic	Foreign	Total	Domestic	Foreign	Total
Baht	545,240	55	545,295	494,190	55	494,245
USD	13,418	4,566	17,984	9,190	5,000	14,190
Others	1,685	1,539	3,224	2,345	1,611	3,956
Accrued interest receivables			1,660			1,776
Total			568,163			514,167

.../36

Unit : Million Baht

	BANK					
	June 30, 2004			December 31, 2003		
	Domestic	Foreign	Total	Domestic	Foreign	Total
Baht	540,661	55	540,716	488,720	56	488,776
USD	13,418	3,987	17,405	9,190	4,371	13,561
Others	1,685	1,539	3,224	2,345	1,611	3,956
Accrued interest receivables			1,568			1,671
Total			562,913			507,964

4.4.4 Classified by Business Type and Loan Classification

Unit : Million Baht

	CONSOLIDATED											
	June 30, 2004						December 31, 2003					
	Normal	Special Mention	Sub-standard	Doubtful	Doubtful Loss	Total	Normal	Special Mention	Sub-standard	Doubtful	Doubtful Loss	Total
Agriculture and mining	5,325	1,334	184	216	2,975	10,034	6,941	404	297	315	2,938	10,895
Manufacturing and commercial	168,554	2,420	3,115	1,732	29,508	205,329	158,747	2,072	1,878	6,188	26,564	195,449
Real estate and construction	51,110	1,738	886	499	14,703	68,936	44,766	1,431	1,088	407	16,102	63,794
Utilities and services	103,678	534	1,893	389	10,073	116,567	78,785	725	407	1,132	10,698	91,747
Housing loans	110,432	1,509	1,218	1,635	11,360	126,154	95,771	1,858	1,397	2,654	11,890	113,570
Others	30,650	1,170	352	502	6,809	39,483	28,020	531	438	635	7,312	36,936
Total	469,749	8,705	7,648	4,973	75,428	566,503	413,030	7,021	5,505	11,331	75,504	512,391
Accrued interest receivables	1,173	88	144	34	221	1,660	1,280	51	125	35	285	1,776
Total	470,922	8,793	7,792	5,007	75,649	568,163	414,310	7,072	5,630	11,366	75,789	514,167

Unit : Million Baht

	BANK											
	June 30, 2004						December 31, 2003					
	Normal	Special Mention	Sub-standard	Doubtful	Doubtful Loss	Total	Normal	Special Mention	Sub-standard	Doubtful	Doubtful Loss	Total
Agriculture and mining	5,324	1,314	184	214	2,868	9,904	6,920	404	297	315	2,845	10,781
Manufacturing and commercial	165,647	2,384	3,009	1,712	28,859	201,611	155,715	2,058	1,853	6,132	25,949	191,707
Real estate and construction	54,119	1,738	886	430	14,096	71,269	47,587	1,392	1,039	389	15,451	65,858
Utilities and services	102,764	509	1,809	389	9,785	115,256	77,845	706	407	1,132	10,406	90,496
Housing loans	110,219	1,500	1,215	1,634	11,156	125,724	95,556	1,854	1,397	2,653	11,694	113,154
Others	29,382	1,169	344	484	6,202	37,581	25,967	531	412	635	6,752	34,297
Total	467,455	8,614	7,447	4,863	72,966	561,345	409,590	6,945	5,405	11,256	73,097	506,293
Accrued interest receivables	1,160	82	131	30	165	1,568	1,240	51	117	35	228	1,671
Total	468,615	8,696	7,578	4,893	73,131	562,913	410,830	6,996	5,522	11,291	73,325	507,964

The Bank has reclassified 2003 loans and accrued interest receivables by business type and loan classification in accordance with the current year's presentation. There is no effect to the total loans and loan classifications previously presented.

4.4.5 Loan Classification and Allowance :

Unit : Million Baht

Loan classification	BANK					
	June 30, 2004					
	Loan and accrued interest	Loan and accrued interest – net of collateral*	Allowance per BOT's guideline %	Allowance		
				Allowance per requirement	Additional allowance	Total
Normal	468,615	229,249	1	2,394	-	2,394
Special Mention	8,696	4,558	2	83	-	83
Substandard	7,578	3,351 **	20	724	454	1,178
Doubtful	4,893	721	50	2,086	1,439	3,525
Doubtful Loss	73,131	39,259	100	33,872	531	34,403
Total	562,913	277,138		39,159	2,424	41,583
Specific and general allowance						21,331
Total						62,914

* Net of collateral per BOT's guideline

** Excluding troubled debts restructuring which the allowance was included in revaluation allowances for debts restructuring.

Unit : Million Baht

Loan classification	BANK					
	December 31, 2003					
	Loan and accrued interest	Loan and accrued interest - net of collateral*	Allowance per BOT's guideline %	Allowance		
				Allowance per requirement	Additional allowance	Total
Normal	410,830	211,701	1	2,117	-	2,117
Special Mention	6,996	2,725	2	55	-	55
Substandard	5,522	3,109 **	20	622	401	1,023
Doubtful	11,291	7,344	50	3,672	1,588	5,260
Doubtful Loss	73,325	32,977	100	32,977	1,448	34,425
Total	507,964	257,856		39,443	3,437	42,880
Specific and general allowance						18,694
Total						61,574

* Net of collateral per BOT's guideline

** Excluding troubled debts restructuring which the allowance was included in revaluation allowances for debts restructuring.

Based on management's assessment of the ultimate collectibility of the Bank's loan portfolio, the Bank believes that the allowance established was adequate as at June 30, 2004 and December 31, 2003 and in compliance with the BOT guidelines. In 2003, the BOT modified its guidelines regarding the minimum allowance required. Under the revised guidelines, the minimum allowance consists of provisions based on the loan classification and other additional provisions required by the BOT. As at June 30, 2004, the Bank has provided an allowance for doubtful accounts which exceeded the minimum allowance required by such revised guidelines by Baht 21,331 million (December 31, 2003 : Baht 18,694 million).

.../38

4.4.6 Loan Classification of Finance Subsidiaries

As at June 30, 2004 and December 31, 2003, The Book Club Finance PCL and Chatuchak Asset Management Co., Ltd. which are subsidiaries, have classified loans according to the criteria specified in the Notification of the BOT as follows :

Unit : Million Baht

Loan classification	June 30, 2004					
	Loan and accrued interest	Loan and accrued interest – net of collateral*	Allowance per BOT's guideline %	Allowance		
				Allowance per requirement	Additional allowance	Total
Normal	4,214	3,436	1	34	(3)	31
Special Mention	103	60	2	1	-	1
Substandard	206	159	20	32	17	49
Doubtful	140	126	50	63	78	141
Doubtful Loss	2,775	1,953	100	1,953	85	2,038
Total	7,438	5,734		2,083	177	2,260
Less Allowance for doubtful account transferred						(938)
Allowance per requirement						1,322
Specific and general allowance						541
Total						1,863

* Net of collateral per BOT's guideline

Unit : Million Baht

Loan classification	December 31, 2003					
	Loan and accrued interest	Loan and accrued interest - net of collateral*	Allowance per BOT's guideline %	Allowance		
				Allowance per requirement	Additional allowance	Total
Normal	4,596	3,662	0.26,1	13	(1)	12
Special Mention	122	80	2	2	-	2
Substandard	101	87	20	17	15	32
Doubtful	120	119	50	60	127	187
Doubtful Loss	2,757	1,983	100	1,983	110	2,093
Total	7,696	5,931		2,075	251	2,326
Less Allowance for doubtful account transferred						(1,018)
Allowance per requirement						1,308
Specific and general allowance						426
Total						1,734

* Net of collateral per BOT's guideline

.../39

4.4.7 Loans to Listed Companies Identified for Delisting

As at June 30, 2004 and December 31, 2003, the Bank and its subsidiaries which are financial institutions (finance and asset management companies) had loans and accrued interest with borrowers who subsequently developed problems with their financial positions and operating results, causing their loans to become classified assets. The Bank and subsidiaries have made appropriate provisions for loan losses as follows :

Unit : Million Baht

	CONSOLIDATED							
	June 30, 2004				December 31, 2003			
	No. of companies	Loans and accrued interest receivables*	Collateral	Amount of provision	No. of companies	Loans and accrued interest receivables*	Collateral	Amount of provision
Listed companies identified for delisting	18	4,555	1,693	1,203	16	4,212	1,690	741

Unit : Million Baht

	BANK							
	June 30, 2004				December 31, 2003			
	No. of companies	Loans and accrued interest receivables*	Collateral	Amount of provision	No. of companies	Loans and accrued interest receivables*	Collateral	Amount of provision
Listed companies identified for delisting	16	4,457	1,679	1,203	14	4,147	1,676	698

* Including loans to financial institutions

4.4.8 Non-Performing Loans

As at June 30, 2004 and December 31, 2003, the Bank used the BOT's notification dated January 16, 2003 in determining non-performing loans which consist of loans classified as substandard, doubtful, doubtful loss and loss under BOT's guideline.The amounts are as follows:

Unit : Million Baht

	BANK	
	June 30, 2004	**December 31, 2003**
Non-performing loans to financial institutions	13	13
Non-performing loans	85,275	89,756
% of Non-performing loans to total loans	15.0	17.5

As at June 30, 2004, The Book Club Finance PCL and Chatuchak Asset Management Co., Ltd. which are subsidiaries, have non-performing loans of Baht 2,767 million (December 31, 2003 : Baht 2,696 million).

4.4.9 Troubled Debt Restructured

The financial statements for the half years ended June 30, 2004 and 2003, include the result of various types of troubled debt restructured including transfers of assets and equity securities, changes in repayment condition, and mixed types as follows:

Unit : Million Baht

Types of Restructured	CONSOLIDATED								
	No. of Accounts		Outstanding Debts				Transferred Assets		
			Before Restructured		After Restructured		Types	Fair Value	
	2004	2003	2004	2003	2004	2003		2004	2003
Debt restructuring in various forms	171	213	5,296	3,940	5,304	3,831	Immovable properties and shares	2	12
Changes of repayment conditions	1,478	1,638	3,327	2,758	3,225	2,746			
Total	1,649	1,851	8,623	6,698	8,529	6,577			

Unit : Million Baht

Types of Restructured	BANK								
	No. of Accounts		Outstanding Debts				Transferred Assets		
			Before Restructured		After Restructured		Types	Fair Value	
	2004	2003	2004	2003	2004	2003		2004	2003
Debt restructuring in various forms	170	206	5,265	3,780	5,252	3,779	Immovable properties and shares	1	12
Changes of repayment conditions	1,453	1,619	2,999	2,587	2,995	2,581			
Total	1,623	1,825	8,264	6,367	8,247	6,360			

As at June 30, 2004 and 2003, troubled debt restructured compared with total loans including loans to financial institutions are as follows:

Unit : Million Baht

	CONSOLIDATED			
	2004		2003	
	No. of Accounts	The Outstanding Debts	No. of Accounts	The Outstanding Debts
Troubled debt restructured in the period	1,649	8,623	1,851	6,698
Total loans including loans to financial institutions	171,144	574,050	165,617	498,778

Unit : Million Baht

	BANK			
	2004		2003	
	No. of Accounts	The Outstanding Debts	No. of Accounts	The Outstanding Debts
Troubled debt restructured in the period	1,623	8,264	1,825	6,366
Total loans including loans to financial institutions	170,509	567,541	165,080	492,399

As at June 30, 2004, the Bank has outstanding loans to the restructured debtors including accrued interest of Baht 97,729 million in the consolidated financial statements and Baht 95,862 million in the Bank's financial statements (December 31, 2003 : Baht 106,361 million and Baht 103,768 million, respectively).

The average term of troubled debt restructured during the half year ended June 30, 2004 is 11.0 years (2003 :10.8 years).

Supplementary information relating to restructured debtors for the half years ended June 30, 2004 and 2003 are as follows:

Unit : Million Baht

	CONSOLIDATED		BANK	
	2004	2003	2004	2003
Interest income recognized in the statements of income	1,822	2,508	1,774	2,438
Loss from debt restructuring recognized in the statements of income	1,666	76	1,606	159
Cash collection	3,372	3,613	2,909	3,305

4.4.10 Sales of Loan Receivables

The information regarding the transfer of a portion of sub-quality assets to TAMC according to the Asset Transfer Agreement of the Bank and a subsidiary since 2001 are as follows : (see Notes 4.3.1, 4.22 and 6.2)

Unit : Million Baht

	CONSOLIDATED AND BANK	
	For the half year ended June 30, 2004	For the year ended December 31, 2003
Book value of sub-quality assets transferred to TAMC during the period	-	23
Allowance for doubtful accounts	-	-
Net book value	-	23

Unit : Million Baht

	CONSOLIDATED		BANK	
	June 30, 2004	December 31, 2003	June 30, 2004	December 31, 2003
Total net amount of sub-quality assets transferred to TAMC since 2001	11,031	11,066	10,605	10,640
Promissory notes received	9,013	8,783	8,581	8,357

4.5 Allowance for Doubtful Accounts

Allowance for doubtful accounts consisted of the following as at June 30, 2004 and December 31, 2003:

Unit : Million Baht

	CONSOLIDATED						
	June 30, 2004						
	Normal	Special Mention	Sub Standard	Doubtful	Doubtful Loss	General	Total
Beginning balance	2,128	55	1,056	5,396	35,643	19,787	64,065
Bad debt and doubtful accounts	296	29	171	(1,755)	2,107	(1,159)	(311)
Bad debt recovered	-	-	-	-	68	-	68
Bad debt written off	-	-	-	-	(2,227)	-	(2,227)
Others	-	-	-	-	8	3,785	3,793
Ending balance	2,424	84	1,227	3,641	35,599	22,413	65,388

Unit : Million Baht

	CONSOLIDATED						
	December 31, 2003						
	Normal	Special Mention	Sub Standard	Doubtful	Doubtful Loss	General	Total
Beginning balance	1,936	90	745	2,824	39,067	26,707	71,369
Bad debt and doubtful accounts	192	(35)	311	2,572	6,446	(7,993)	1,493
Bad debt recovered	-	-	-	-	178	-	178
Bad debt written off	-	-	-	-	(9,987)	-	(9,987)
Others	-	-	-	-	(61)	1,073	1,012
Ending balance	2,128	55	1,056	5,396	35,643	19,787	64,065

Unit : Million Baht

	BANK						
	June 30, 2004						
	Normal	Special Mention	Sub Standard	Doubtful	Doubtful Loss	General	Total
Beginning balance	2,117	55	1,023	5,260	34,425	18,694	61,574
Bad debt and doubtful accounts	277	28	155	(1,735)	2,130	(1,261)	(406)
Bad debt recovered	-	-	-	-	68	-	68
Bad debt written off	-	-	-	-	(2,220)	-	(2,220)
Others	-	-	-	-	-	3,898	3,898
Ending balance	2,394	83	1,178	3,525	34,403	21,331	62,914

Unit : Million Baht

	BANK						
	December 31, 2003						
	Normal	Special Mention	Sub Standard	Doubtful	Doubtful Loss	General	Total
Beginning balance	1,933	90	743	2,783	38,152	25,679	69,380
Bad debt and doubtful accounts	184	(35)	280	2,477	6,052	(7,671)	1,287
Bad debt recovered	-	-	-	-	177	-	177
Bad debt written off	-	-	-	-	(9,956)	-	(9,956)
Others	-	-	-	-	-	686	686
Ending balance	2,117	55	1,023	5,260	34,425	18,694	61,574

.../43

4.6 Revaluation Allowances for Debts Restructured

Revaluation allowances for debts restructured consisted of the following as at June 30, 2004 and December 31, 2003:

Unit : Million Baht

	CONSOLIDATED		BANK	
	For the half year ended June 30, 2004	For the year ended December 31, 2003	For the half year ended June 30, 2004	For the year ended December 31, 2003
Beginning balance	10,730	11,210	10,387	10,427
Decrease during the period	(2,064)	(480)	(1,989)	(40)
Ending balance	8,666	10,730	8,398	10,387

4.7 Classified Assets

The Bank and subsidiaries which are financial institutions (The Book Club Finance PCL, and Chatuchak Asset Management Co., Ltd.) have classified assets according to the guidelines of the BOT as follows:

Unit : Million Baht

	CONSOLIDATED					
	June 30, 2004					
	Loans and accrued interest receivables	Loans to financial institutions and accrued interest receivables	Investments	Property foreclosed	Other assets	Total
Normal	469,490	5,650	-	-	182	475,322
Special Mention	8,799	136	-	-	2	8,937
Substandard	7,784	-	-	-	2	7,786
Doubtful	5,033	4	-	-	21	5,058
Doubtful loss	75,906	7	8,365	2,403	1,797	88,478
	567,012	5,797	8,365	2,403	2,004	585,581

Unit : Million Baht

	CONSOLIDATED					
	December 31, 2003					
	Loans and accrued interest receivables	Loans to financial institutions and accrued interest receivables	Investments	Property foreclosed	Other assets	Total
Normal	411,994	6,077	-	-	31	418,102
Special Mention	7,118	-	-	-	1	7,119
Substandard	5,622	-	-	-	2	5,624
Doubtful	11,411	4	-	-	45	11,460
Doubtful loss	76,081	7	8,520	2,402	1,925	88,935
	512,226	6,088	8,520	2,402	2,004	531,240

.../44

Unit : Million Baht

	BANK					
	June 30, 2004					
	Loans and accrued interest receivables	Loans to financial institutions and accrued interest receivables	Investments	Property foreclosed	Other assets	Total
Normal	468,615	6,061	-	-	182	474,858
Special Mention	8,696	136	-	-	2	8,834
Substandard	7,578	-	-	-	2	7,580
Doubtful	4,893	4	-	-	21	4,918
Doubtful loss	73,131	7	8,339	2,373	1,788	85,638
	562,913	6,208	8,339	2,373	1,995	581,828

Unit : Million Baht

	BANK					
	December 31, 2003					
	Loans and accrued interest receivables	Loans to financial institutions and accrued interest receivables	Investments	Property foreclosed	Other assets	Total
Normal	410,830	6,419	-	-	30	417,279
Special Mention	6,996	-	-	-	1	6,997
Substandard	5,522	-	-	-	2	5,524
Doubtful	11,291	4	-	-	45	11,340
Doubtful loss	73,325	7	8,494	2,373	1,915	86,114
	507,964	6,430	8,494	2,373	1,993	527,254

4.8 Properties Foreclosed

As at June 30, 2004 and December 31, 2003, properties foreclosed consist of the following:

Baht: Million

	CONSOLIDATED			
	June 30, 2004			
	Beginning balance	Additions	Disposals	Ending balance
Foreclosed assets				
Immovable assets	13,391	875	(1,089)	13,177
Others	736	81	-	817
Total properties foreclosed	14,127	956	(1,089)	13,994
Less Allowance for impairment of assets	(2,605)	-	34	(2,571)
Total properties foreclosed - net	11,522	956	(1,055)	11,423

Baht: Million

	CONSOLIDATED			
	December 31, 2003			
	Beginning balance	**Additions**	**Disposals**	**Ending balance**
Foreclosed assets				
Immovable assets	14,034	4,474	(5,117)	13,391
Movable assets	2	-	(2)	-
Total	14,036	4,474	(5,119)	13,391
Others	556	180	-	736
Total properties foreclosed	14,592	4,654	(5,119)	14,127
Less Allowance for impairment of assets	(1,943)	(662)	-	(2,605)
Total properties foreclosed - net	12,649	3,992	(5,119)	11,522

Baht: Million

	BANK			
	June 30, 2004			
	Beginning balance	**Additions**	**Disposals**	**Ending balance**
Foreclosed assets				
Immovable assets	12,950	875	(1,008)	12,817
Others	734	81	-	815
Total properties foreclosed	13,684	956	(1,008)	13,632
Less Allowance for impairment of assets	(2,577)	-	34	(2,543)
Total properties foreclosed - net	11,107	956	(974)	11,089

Baht: Million

	BANK			
	December 31, 2003			
	Beginning balance	**Additions**	**Disposals**	**Ending balance**
Foreclosed assets				
Immovable assets	13,647	4,388	(5,085)	12,950
Others	556	178	-	734
Total properties foreclosed	14,203	4,566	(5,085)	13,684
Less Allowance for impairment of assets	(1,921)	(656)	-	(2,577)
Total properties foreclosed - net	12,282	3,910	(5,085)	11,107

4.9 Premises and Equipment

Premises and equipment consisted of the following as at June 30, 2004 and December 31, 2003:

Unit : Million Baht

	CONSOLIDATED											
	June 30, 2004											
	Cost					Accumulated depreciation					Allowance for impairment of assets	Net - premises and equipment
	December 31, 2003	Additions	Disposals	Other	June 30, 2004	December 31, 2003	Depreciation	Disposals	Other	June 30, 2004		
Land												
Cost	5,921	-	(1)	2	5,922	-	-	-	-	-	(499)	5,423
Appraisal increase (year 2000)	4,621	-	-	-	4,621	-	-	-	-	-	-	4,621
Premises												
Cost	15,281	57	(4)	4	15,338	(6,519)	(216)	2	(2)	(6,735)	(311)	8,292
Appraisal increase (year 2000)	4,085	-	(1)	-	4,084	(359)	(55)	-	-	(414)	-	3,670
Equipment	13,203	1,258	(165)	(367)	13,929	(10,426)	(396)	154	(3)	(10,671)	-	3,258
Others	158	303	(99)	(3)	359	-	-	-	-	-	-	359
Total	43,269	1,618	(270)	(364)	44,253	(17,304)	(667)	156	(5)	(17,820)	(810)	25,623

Depreciation for the half year ended	- June 30, 2004	670
	- June 30, 2003	613

Unit : Million Baht

	BANK											
	June 30, 2004											
	Cost					Accumulated depreciation					Allowance for impairment of assets	Net - premises and equipment
	December 31, 2003	Additions	Disposals	Other	June 30, 2004	December 31, 2003	Depreciation	Disposals	Other	June 30, 2004		
Land												
Cost	4,307	-	(1)	-	4,306	-	-	-	-	-	(499)	3,807
Appraisal increase (year 2000)	4,621	-	-	-	4,621	-	-	-	-	-	-	4,621
Premises												
Cost	9,887	51	(4)	-	9,934	(4,285)	(87)	2	1	(4,369)	(311)	5,254
Appraisal increase (year 2000)	4,085	-	(1)	-	4,084	(359)	(55)	-	-	(414)	-	3,670
Equipment	12,331	1,188	(149)	(373)	12,997	(9,819)	(346)	142	(2)	(10,025)	-	2,972
Others	155	293	(86)	(3)	359	-	-	-	-	-	-	359
Total	35,386	1,532	(241)	(376)	36,301	(14,463)	(488)	144	(1)	(14,808)	(810)	20,683

Depreciation for the half year ended	- June 30, 2004	491
	- June 30, 2003	441

4.10 Assets Pending Transfer

Assets pending transfer consisted of the following as at June 30, 2004 and December 31, 2003:

Unit : Million Baht

	CONSOLIDATED AND BANK	
	June 30, 2004	December 31, 2003
Sundry Receivables - CSA	1,209	-
Legal execution from disposal of assets	2,101	1,987
Receivables from sales of investments	920	350
Others	531	2,473
Total	4,761	4,810

4.11 Other Assets

Other assets consisted of the following as at June 30, 2004 and December 31, 2003:

Unit : Million Baht

	CONSOLIDATED		BANK	
	June 30, 2004	December 31, 2003	June 30, 2004	December 31, 2003
Interest receivable on investments	1,023	1,114	1,003	1,100
Customer insurance premium and legal deposits with court	733	778	731	777
Leasehold - net	717	747	454	478
Others	1,784	2,327	977	789
Total	4,257	4,966	3,165	3,144

4.12 Deposits

4.12.1 Classified by Product as at June 30, 2004 and December 31, 2003:

Unit : Million Baht

	CONSOLIDATED		BANK	
	June 30, 2004	December 31, 2003	June 30, 2004	December 31, 2003
Demand	26,655	26,845	25,906	25,760
Savings	293,512	281,156	290,386	278,448
Fixed				
- Less than 6 months	213,183	212,613	211,669	211,106
- 6 months and up to 1 year	18,752	19,385	18,463	18,951
- Over 1 year	65,171	72,872	65,143	72,867
Total	617,273	612,871	611,567	607,132

4.12.2 Classified by Maturity as at June 30, 2004 and December 31, 2003:

Unit : Million Baht

	CONSOLIDATED		BANK	
	June 30, 2004	December 31, 2003	June 30, 2004	December 31, 2003
Up to 1 year*	593,883	585,241	588,177	579,502
Over 1 year	23,390	27,630	23,390	27,630
Total	617,273	612,871	611,567	607,132

* Including past-due agreements

.../48

4.12.3 Classified by Currency and Residence of Customer as at June 30, 2004 and December 31, 2003:

Unit : Million Baht

	CONSOLIDATED					
	June 30, 2004			December 31, 2003		
	Domestic	Foreign	Total	Domestic	Foreign	Total
Baht	604,575	848	605,423	600,640	928	601,568
USD	4,286	6,636	10,922	7,515	3,456	10,971
Others	788	140	928	146	186	332
Total	609,649	7,624	617,273	608,301	4,570	612,871

Unit : Million Baht

	BANK					
	June 30, 2004			December 31, 2003		
	Domestic	Foreign	Total	Domestic	Foreign	Total
Baht	602,449	840	603,289	597,913	928	598,841
USD	4,311	3,046	7,357	4,515	3,456	7,971
Others	789	132	921	134	186	320
Total	607,549	4,018	611,567	602,562	4,570	607,132

4.13 Interbank and Money Market Items (Liabilities)

Interbank and money market items (liabilities) consisted of the following as at June 30, 2004 and December 31, 2003:

Unit : Million Baht

	CONSOLIDATED					
	June 30, 2004			December 31, 2003		
	Demand	Time	Total	Demand	Time	Total
Domestic items :						
Bank of Thailand and Financial Institutions Development Fund	-	3,805	3,805	-	3,233	3,233
Commercial banks	151	589	740	786	89	875
Other banks	20	311	331	21	311	332
Finance companies, finance and securities companies, securities companies and credit foncier companies	2,576	4,609	7,185	3,794	109	3,903
Other financial institutions	1,713	1,398	3,111	973	189	1,162
Total domestic items	4,460	10,712	15,172	5,574	3,931	9,505
Foreign items :						
USD	228	559	787	529	196	725
YEN	40	-	40	20	-	20
Others	3	10	13	180	89	269
Total foreign items	271	569	840	729	285	1,014
Total domestic and foreign items	4,731	11,281	16,012	6,303	4,216	10,519

Unit : Million Baht

	BANK					
	June 30, 2004			December 31, 2003		
	Demand	**Time**	**Total**	**Demand**	**Time**	**Total**
Domestic items :						
Bank of Thailand and Financial Institutions Development Fund	-	3,805	3,805	-	3,233	3,233
Commercial banks	240	500	740	875	-	875
Other banks	20	311	331	21	311	332
Finance companies, finance and securities companies, securities companies and credit foncier companies	2,705	4,609	7,314	4,010	109	4,119
Other financial institutions	1,723	1,398	3,121	1,036	189	1,225
Total domestic items	4,688	10,623	15,311	5,942	3,842	9,784
Foreign items :						
USD	251	559	810	563	196	759
YEN	40	-	40	20	-	20
Others	10	10	20	199	89	288
Total foreign items	301	569	870	782	285	1,067
Total domestic and foreign items	4,989	11,192	16,181	6,724	4,127	10,851

4.14 Securities Sold under Repurchase Agreements

Securities sold under repurchase agreements consisted of the following as at June 30, 2004 and December 31, 2003:

Unit : Million Baht

	CONSOLIDATED		BANK	
	June 30, 2004	**December 31, 2003**	**June 30, 2004**	**December 31, 2003**
Government and Bank of Thailand's bonds	3,553	-	3,553	-
Financial Institutions Development Fund and state enterprise debt securities	447	10	447	-
Total	4,000	10	4,000	-

4.15 Borrowings

Borrowings consisted of the following as at June 30, 2004 and December 31, 2003:

Unit : Million Baht

	Year of maturity	CONSOLIDATED					
		June 30, 2004			December 31, 2003		
		Domestic	**Foreign**	**Total**	**Domestic**	**Foreign**	**Total**
Subordinated convertible bonds							
- Baht	2005-2006	2,589	-	2,589	4,085	-	4,085
- USD	2004	-	-	-	-	3,810	3,810
Subordinated bonds							
- Baht	2009-2010	8,718	-	8,718	8,718	-	8,718
- USD	2006	-	6,132	6,132	-	5,937	5,937
- YEN	2004	-	1,883	1,883	-	1,851	1,851
Others		29	-	29	34	-	34
Total		11,336	8,015	19,351	12,837	11,598	24,435

.../50

Unit : Million Baht

	Year of maturity	BANK					
		June 30, 2004			December 31, 2003		
		Domestic	Foreign	Total	Domestic	Foreign	Total
Subordinated convertible bonds							
- Baht	2005	2,278	-	2,278	3,774	-	3,774
- USD	2004	-	-	-	-	3,810	3,810
Subordinated bonds							
- Baht	2009-2010	8,638	-	8,638	8,638	-	8,638
- USD	2006	-	6,132	6,132	-	5,937	5,937
- YEN	2004	-	1,883	1,883	-	1,851	1,851
Others		29	-	29	33	-	33
Total		10,945	8,015	18,960	12,445	11,598	24,043

On December 29, 1994, the Bank issued subordinated notes of Yen 5,000 million, repayable in 10 years, with interest rate of 5.6 % per annum, payable annually.

On March 15, 1996, the Bank issued subordinated notes of US$ 150 million, repayable in 10 years, with interest rate of 7.5% per annum, payable twice a year.

On October 16, 1998, the Bank issued subordinated convertible bonds of Baht 6,000 million to domestic investors, at an interest rate of the highest rate of the Bank's three-month fixed deposit plus 1.25% per annum. Such bonds can be redeemed or converted into ordinary shares within 7 years. The conversion price is Baht 30. 200 million ordinary shares are reserved for the conversion of the convertible bonds (see Note 4.18.2). As at June 30, 2004, convertible bonds which have not yet been converted are Baht 2,278 million (December 31, 2003 : Baht 3,774 million).

As at June 30, 2004 and December 31, 2003, the Bank has several batches of subordinated bonds totaling Baht 8,638 million, repayable in the years 2009-2010, with fixed interest rates ranging between 3.5% - 6% per annum, payable annually.

4.16 Liabilities Pending Transfer

Liabilities pending transfer consisted of the following as at June 30, 2004 and December 31, 2003:

Unit : Million Baht

	CONSOLIDATED		BANK	
	June 30, 2004	December 31, 2003	June 30, 2004	December 31, 2003
Payables from purchases of investments	4,418	7,799	4,418	7,799
Other payables	3,997	1,795	3,997	1,789
Others	110	272	110	260
Total	8,525	9,866	8,525	9,848

4.17 Other Liabilities

Other liabilities consisted of the following as at June 30, 2004 and December 31, 2003:

Unit : Million Baht

	CONSOLIDATED		BANK	
	June 30, 2004	December 31, 2003	June 30, 2004	December 31, 2003
Accrued expenses	2,315	2,570	2,101	2,465
Marginal deposit	510	270	347	237
Withholding tax payable	126	223	118	141
Others	2,486	3,622	273	227
Total	5,437	6,685	2,839	3,070

4.18 Share Capital

4.18.1 Preferred Shares and Covered Warrants

On May 10, 1999, the Bank issued 2,500 million shares of non-cumulative voting preferred shares at Baht 26 each; 1,250 million shares were issued to the Ministry of Finance and another 1,250 million shares were issued together with covered warrants to other investors. One covered warrant has the right to purchase one preferred share from the Ministry of Finance at Baht 29.46 each. Such warrants expired on May 10, 2002 and there were no applications to exercise.

When the Bank has available profit after loan loss provision with no accumulated loss and having adequate capital fund, the holders of preferred shares have the preferential right to receive a non-cumulative dividend of 5.25% of the issued price, or Baht 1.37 per annum per share before the dividend payment to ordinary shares. However, there may be some events that may result in the Bank paying dividends at less than such rate. In any year that the ordinary shareholders are paid dividends at a rate higher than that paid to the preferred shareholders, the Bank shall pay dividend to the preferred shareholders at a rate equal to the dividend paid to the ordinary shareholders.

The preferred shares are all convertible preferred shares with the preferential right expiring on May 9, 2009. However, in the event that the preferred shareholders wish to exercise their convertible rights, it can be done at the end of each quarter prior to the said date.

As at June 30, 2004, unissued authorized preferred shares are as follows:

- 116,000,000 preferred shares are reserved to accommodate possible exercise of warrants that were issued in accordance with the resolution of the extraordinary shareholders' meeting No.1/1997 on November 28, 1997. On June 22, 1999, the Bank issued 115,000,883 warrants, expiring within 5 years, at an exercise price of Baht 38.70 per share. As at June 30, 2004, 114,353,138 preferred shares are reserved and 113,354,021 warrants are outstanding (December 31, 2003 : 115,914,337 shares and 114,915,220 warrants, respectively).

- 150,000,000 million shares are reserved to accommodate possible exercise of staff warrants which may be issued in accordance with the resolution of the 177th ordinary shareholders' meeting on April 3, 2000.

  As at June 30, 2004, no staff warrant has been issued.

- 3,484,851,074 preferred shares (December 31, 20003 : 3,572,446,628) are registered to be offered for sale by private placement but have not yet been issued and called.

4.18.2 Ordinary Shares

As at June 30, 2004, unissued ordinary shares are as follows:

- 20,000,000 million shares are allocated for the possible conversion of the subordinated convertible bonds that were issued and sold in foreign markets according to the resolution of the extraordinary shareholder's meeting No.3/1993 dated November 29, 1993. As at June 30, 2004 the conversion right has been expired (December 31, 2003 : 18,905,074 shares are outstanding under this allocation).

- 200,000,000 million shares are allocated for the possible conversion of subordinated convertible bonds (see note 4.15) that were issued and sold in domestic markets according to the resolution of the extraordinary shareholders' meeting No.1/1998 dated July 2, 1998. As at June 30, 2004, some subordinated convertible bonds were converted to 124,069,262 ordinary shares (December 31, 2003 : 74,207,957 shares) at Baht 30 each and 75,930,738 ordinary shares are outstanding under this allocation. (December 31, 2003 : 125,792,043 shares).

As at December 31, 2003, the issued and paid-up share capital was higher than the authorized share capital due to a conversion of subordinated convertible bonds and convertible preferred shares into ordinary shares during 2003. The Bank registered the change in authorized share capital with the Ministry of Commerce after the approval of the shareholders' meeting.

4.19 Elimination of Deficit

The shareholders' meeting passed a resolution on April 9, 2003 to eliminate the deficit amounting to Baht 74,550 million by offsetting the amount with other reserves, legal reserve, premium on ordinary shares and premium on preferred shares amounting to Baht 23,081 million, Baht 695 million, Baht 22,786 million and Baht 27,988 million, respectively, effective as of January 1, 2003.

4.20 Legal Reserve

Under the Public Companies Act, the Bank and its subsidiaries which are public companies are required to set aside as legal reserve at least 5% of its net income net of accumulated deficit brought forward (if any) until the reserve is not less than 10% of the registered capital.

According to the Civil and Commercial Code, subsidiaries which are private companies must appropriate to a reserve fund of each distribution of dividend at least 5% of the profit arising from the business of the company until the reserve fund reaches 10% of the capital of the company. Such reserve fund is not available for distribution as dividend.

4.21 Dividend

The shareholders' meeting passed a resolution on April 8, 2004 to pay dividends to both preferred and ordinary shareholders at the rate of Baht 1.40 per share. The amount of Baht 4,487 million was paid on April 30, 2004.

4.22 Contingencies

Contingencies of the bank and subsidiaries as at June 30, 2004 and December 31, 2003 are as follows:

Unit : Million Baht

	CONSOLIDATED					
	June 30, 2004			December 31, 2003		
	Baht	Foreign Currency	Total	Baht	Foreign Currency	Total
Avals to bills	1,827	-	1,827	2,823	-	2,823
Guarantees of loans	94	2,325	2,419	106	1,014	1,120
Liability under unmatured import bills	330	2,695	3,025	153	2,233	2,386
Letters of credit	1,280	10,857	12,137	733	7,510	8,243
Other guarantees	53,588	8,596	62,184	41,767	14,012	55,779
Exchange rate contracts						
Bought	787	87,958	88,745	-	74,702	74,702
Sold	701	155,331	156,032	-	141,913	141,913
Interest rate contracts						
Bought	82,607	29,025	111,632	55,472	28,861	84,333
Sold	82,607	29,025	111,632	55,472	28,861	84,333
Amount of unused bank overdraft	61,206	199	61,405	59,881	119	60,000
Others	-	92	92	-	65	65
Total	285,027	326,103	611,130	216,407	299,290	515,697

Unit : Million Baht

	BANK					
	June 30, 2004			December 31, 2003		
	Baht	Foreign Currency	Total	Baht	Foreign Currency	Total
Avals to bills	1,827	-	1,827	2,823	-	2,823
Guarantees of loans	94	2,325	2,419	106	1,014	1,120
Liability under unmatured import bills	330	2,695	3,025	153	2,233	2,386
Letters of credit	1,280	10,850	12,130	733	7,416	8,149
Other guarantees	53,588	8,596	62,184	41,767	14,012	55,779
Exchange rate contracts						
Bought	787	87,958	88,745	-	74,702	74,702
Sold	701	155,331	156,032	-	141,913	141,913
Interest rate contracts						
Bought	82,607	29,025	111,632	55,472	28,861	84,333
Sold	82,607	29,025	111,632	55,472	28,861	84,333
Amount of unused bank overdraft	61,206	-	61,206	59,881	-	59,881
Others	-	12	12	-	43	43
Total	285,027	325,817	610,844	216,407	299,055	515,462

As at June 30, 2004, the Bank has commitments of Baht 334 million, in connection with finance companies whose operations were closed down permanently by the Ministry of Finance on December 8, 1997 (December 31, 2003 : Baht 334 million).

On October 12, 2001, the Bank entered into an Asset Transfer Agreement with the Thai Asset Management Corporation ("TAMC"). Under the agreement, the Bank will transfer sub-quality assets including right over the collateral to TAMC at terms and conditions specified in the agreement. The price of transferred loans shall equal the value of the collateral, which should not exceed the book value of such loans. The Bank and TAMC reserve the right to request for reappraisal under specified terms. Once TAMC and the Bank agree with the price, the Bank will receive a non-negotiable promissory note from TAMC. The note matures in 10 years from the issuing date with the interest rate calculated based on the average rate of deposits. The note is avaled by Financial Institution Development Fund (see Notes 4.3.1, 4.4.10 and 6.2).

The Bank and TAMC agreed to recognize any profits or losses from the management of the sub-quality assets at the end of the fifth and the tenth year starting from July 1, 2001. The profits or losses shall be calculated based on all accumulated asset recoveries on a cash basis up to the date of calculation of such profits or losses less the transfer costs and other operating expenses incurred by TAMC including all interest paid by TAMC to the Bank. In addition, pursuant to the TAMC Decree B.E. 2544, in case when the profits are realized, the first portion of the profits, not exceeding 20% of the transfer price of sub-quality assets transferred to TAMC, will be allocated in half between TAMC and the Bank. The second portion of the profits will be given to the Bank. The two portions of the profits combined together shall not exceed the difference between the book value of sub-quality assets and the transfer price of sub-quality assets transferred to TAMC. All residual amount of profit will be given to TAMC. In the case of losses it will be shared between TAMC and the Bank. The Bank will take the first portion of losses, not exceeding 20% of the transfer price of sub-quality assets transferred to TAMC. The residual amount of the first portion of losses, not exceeding 20% of the transfer price of sub-quality assets transferred to TAMC, will be shared in half between TAMC and the Bank. All residual amount of the loss will be absorbed by TAMC.

5. INFORMATION ON STATEMENT OF INCOME ITEMS

5.1 Interest and Dividend Income

Interest and dividend incomes included in the statements of income for the half years ended June 30, 2004 and 2003 are as follows:

Unit : Million Baht

	CONSOLIDATED		BANK	
	2004	**2003**	**2004**	**2003**
Interest income				
Loans	9,966	11,179	9,835	11,055
Interbank and money market items	497	564	467	560
Investments	1,792	2,406	1,754	2,358
Dividend income				
Investments	772	342	629	264
Total	13,027	14,491	12,685	14,237

5.2 Bad Debt and Doubtful Accounts (Reversal)

Bad debt and doubtful accounts (reversal) recognized in the consolidated statements of income for the half years ended June 30, 2004 and 2003 are Baht 311 million (reversal) and Baht 1,172 million, respectively and for the Bank's statements of income are Baht 406 million (reversal) and Baht 1,041 million, respectively (see Note 4.5).

5.3 Loss From Debt Restructuring

Loss from debt restructuring recognized in the consolidated statements of income for the half years ended June 30, 2004 and 2003 are Baht 1,666 million and Baht 76 million, respectively and for the Bank's statements of income are Baht 1,606 million and Baht 159 million, respectively (see Note 4.4.9).

5.4 Gains (Losses) From Investments in Securities

Gains (losses) related to investments in securities included in the statements of income for the half years ended June 30, 2004 and 2003 are as follows:

Unit : Million Baht

	CONSOLIDATED		**BANK**	
	2004	**2003**	**2004**	**2003**
Gains (losses) on revaluation of trading securities	22	124	(1)	81
Gains on transferring investment portfolios	4,845	-	4,845	-
Reversal of losses on impairment of investment in securities	1,045	329	1,045	330
Gains (losses) on sales of investment in securities				
- Trading securities	(154)	84	(99)	59
- Available-for-sale securities	160	(100)	76	(65)
- General investments	(108)	(282)	(108)	(284)
- Investment in subsidiaries and associated companies	(84)	(2)	(84)	(3)
Gains on investments	5,726	153	5,674	118

5.5 Directors and Executive's Benefit

The Bank has not paid other benefits to directors and executives except for the benefits that were normally paid such as directors fee, executive salary, special monthly allowance and cost of living allowance for executives.

5.6 Income Tax

For the half years ended June 30, 2004 and 2003, the Bank's financial statements presented net income but no income tax expenses were payable as the Bank had available tax losses carried forward to offset taxable income as follows :

Unit : Million Baht

Loss carry forward remaining of the year	Tax deductable expenses up to the year	2004	2003
1999	2004	31,749	44,279
2002	2007	10,929	10,929
Total		42,678	55,208

Income tax in the Bank's statement of income for the half year ended June 30, 2004 represented income tax of a foreign branch.

5.7 Earnings Per Share

Earnings per share in the consolidated and the Bank's financial statements for the half years ended June 30, 2004 and 2003 are calculated as follows :

	Net Income		Weighted Average Number of Common Shares		Earning Per Share	
	2004 Million Baht	2003 Million Baht	2004 Million Shares	2003 Million Shares	2004 Baht	2003 Baht
Basic earning per share						
Net income before dividend of preferred shares	11,727	5,971	1,464	1,223		
Less Dividend of preferred shares	(2,389)	-	-	-		
Net income after dividend of preferred shares	9,338	5,971	1,464	1,223	6.38	4.88
Effect of diluted equivalent ordinary shares						
Convertible preferred shares	2,389	57	1,738	2,066		
Warrants	-	-	113	-		
Subordinated convertible Thai Baht bonds	30	-	88	-		
Diluted earnings per share (Income available to ordinary shareholders plus assumed conversions of convertible preferred shares, warrants and subordinated convertible bonds)	11,757	6,028	3,403	3,289	3.45	1.83

Earnings per share in the consolidated and the Bank's financial statements for the quarters ended June 30, 2004 and 2003 are calculated as follows:

	Net Income		Weighted Average Number of Common Shares		Earning Per Share	
	"Unaudited"		"Unaudited"			
	2004 Million Baht	2003 Million Baht	2004 Million Shares	2003 Million Shares	2004 Baht	2003 Baht
Basic earning per share						
Net income before dividend of preferred shares	4,869	2,895	1,502	1,256		
Less Dividend of preferred shares	(2,389)	-	-	-		
Net income after dividend of preferred shares	2,480	2,895	1,502	1,256	1.65	2.31
Effect of diluted equivalent ordinary shares						
Convertible preferred shares	2,389	28	1,710	2,033		
Warrants	-	-	113	-		
Subordinated convertible Thai Baht bonds	13	-	79	-		
Diluted earnings per share (Income available to ordinary shareholders plus assumed conversions of convertible preferred shares, warrants and subordinated convertible bonds)	4,882	2,923	3,404	3,289	1.43	0.89

For the half year and quarter ended June 30, 2003, warrants, subordinated convertible Thai Baht bonds and subordinated convertible foreign currency bonds had not been included in the diluted earnings per share calculation as they were anti-dilutive.

The participating right of the preferred shares was not taken into consideration in calculating basic earnings per share for the half year and quarter ended June 30, 2003 because the shareholders had not approved the declaration of dividends.

6. INFORMATION ON CASH FLOWS STATEMENTS

6.1 Cash Paid For Interest and Income Tax

Cash paid for interest and income tax for the half years ended June 30, 2004 and 2003 are as follows:

Unit : Million Baht

	CONSOLIDATED		BANK	
	2004	2003	2004	2003
Interest	3,499	5,436	3,451	5,382
Withholding taxes	221	158	56	71

6.2 Non-Cash Items

Non-cash items for the half years ended June 30, 2004 and 2003 are as follows:

Unit : Million Baht

	CONSOLIDATED		BANK	
	2004	**2003**	**2004**	**2003**
Increase (decrease) in unrealized gain from securities valuation - presented as part of shareholders' equity	(11,184)	1,874	(11,184)	1,874
Conversion of subordinated convertible bonds to be ordinary shares	1,496	185	1,496	185
Conversion of convertible preferred shares to be ordinary shares	735	2,286	735	2,286
Property foreclosed acquired from debt settlement	958	1,446	957	1,443
Investment in securities received from debt restructuring process				
- Available-for-sale securities	51	-	51	-
- General investment	1	3	1	3
Increase of investment in held-to-maturity securities due to transfer of sub-quality assets to Thai Asset Management Corporation	-	22	-	22
Unrealized increment per premises appraisal directly transferred in retained earnings	56	56	56	56

7. SUPPLEMENTARY DISCLOSURES REQUIRED BY ACCOUNTING STANDARDS AND REGULATORS

7.1 Capital Funds

The Bank and its subsidiaries, which are financial institutions, are subject to various capital and regulatory requirements of the BOT. Under these capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank and the subsidiaries must satisfy specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities and certain off-balance-sheet items as calculated in accordance with regulatory accounting practices. The Bank's and the subsidiaries' capital amounts and classification are also subject to qualitative judgements by the BOT as to components, risk weightings, and other factors. These capital and regulatory requirements are subject to change, as considered necessary by the BOT.

The Bank maintains its capital funds as a proportion of risk assets in accordance with the criteria, methodologies, and conditions prescribed by the Bank of Thailand. As at June 30, 2004 and December 31, 2003, the Bank's total capital funds can be categorized as follows :

Unit : Million Baht

	BANK	
	June 30, 2004	December 31, 2003
Tier 1 capital		
Issued and paid-up share capital	32,144	31,630
Premium on share capital	6,469	5,427
Legal reserve	623	-
Net gain after appropriations	7,463	-
Total Tier 1 capital	46,699	37,057
Tier 2 capital		
Revaluation surplus on land and premises appraisal	5,036	5,063
Revaluation surplus on investment in equity securities	2,502	6,553
Subordinated convertible bonds	456	755
Subordinated bonds	9,412	10,997
Allowance for classified assets of "normal" category and excess allowance	6,914	6,486
Total Tier 2 Capital	24,320	29,854
Less Investment in other financial institutions' Tier 2 Capital	(129)	(169)
Total Capital Funds	70,890	66,742
Risk assets :		
On-balance sheet items	553,123	518,919
Off-balance sheet items	51,709	47,537
Total risk assets	604,832	566,456
Total Capital / Total Risk Assets (minimum 8.50 %)	12.8%	12.9%
Total Tier 1 capital / Total Risk Assets (minimum 4.25 %)	8.4%	7.1%
Total Tier 2 capital / Total Risk Assets	4.4%	5.8%

7.2 The Financial Sector Master Plan

On January 23, 2004, the Ministry of Finance has issued the notification detailing terms, conditions and procedures for the application of new bank license ("The Financial Sector Master Plan"). The notification details the operational structure of financial institutions which will result in having only commercial banks being able to accept public deposits. Currently, the Bank signs MOU to sell the shares in a subsidiary which is a finance company to other party at the price that depends on some conditions in the future. For an associated company which is a finance company, it is in the process of considering for the details by the Bank and the associated company. The ultimate effect of such plan to the operation of such subsidiary and such associated company of the Bank cannot be presently determined.

7.3 Related-Party Transactions

The Bank has business transactions with related parties or persons. Interest rate of staff loans under the staff welfare scheme is charged in accordance with the Bank's regulations for such loans. Interest rate and other pricing for other related parties are at the same rate as in the normal course of business with the same business condition as general customers. The transactions with related parties or persons are as follows:

.../60

7.3.1 Loans, Deposits and Contingencies

Loans, deposits and contingencies to related parties or persons are summarized as follows: (See Notes 7.9)

Unit : Million Baht

	CONSOLIDATED					
	June 30, 2004			December 31, 2003		
	Loans	Deposits	Contingencies	Loans	Deposits	Contingencies
Subsidiaries	-	2	-	-	2	-
Associated companies	6,748	758	1,801	5,506	724	1,622
Related Companies						
- 10 % to 20 % Ownership	896	32	83	1,059	64	151
- Shareholding through debt restructuring process	3,841	87	1,071	4,727	226	1,031
- Shareholding through other companies' debt restructuring process	773	75	17	788	128	16
Major-shareholder (10 % to 20 % Ownership)	-	783	2	-	1,061	2
Subsidiaries and associated companies of major-shareholder (which were not included in the above lists)	6,646	960	282	6,128	1,378	279
Companies owned / controlled by the Bank's directors / management	11	55	33	17	11	19
Officers from departmental managers upward	126	591	-	121	473	-
Total	19,041	3,343	3,289	18,346	4,067	3,120

Unit : Million Baht

	BANK					
	June 30, 2004			December 31, 2003		
	Loans	Deposits	Contingencies	Loans	Deposits	Contingencies
Subsidiaries	3,751	567	24	3,778	633	24
Associated companies	6,474	758	1,801	5,256	712	1,622
Related Companies						
- 10 % to 20 % Ownership	896	32	83	1,059	64	151
- Shareholding through debt restructuring process	3,841	87	1,071	4,727	226	1,031
- Shareholding through other companies' debt restructuring process	556	75	17	571	128	16
Major-shareholder (10 % to 20 % Ownership)	-	783	2	-	1,061	2
Subsidiaries and associated companies of major-shareholder (which were not included in the above lists)	6,526	960	282	6,088	1,378	279
Companies owned / controlled by the Bank's directors / management	11	55	33	17	11	19
Officers from departmental managers upward	126	591	-	121	473	-
Total	22,181	3,908	3,313	21,617	4,686	3,144

.../61

7.3.2 Investments

Investments in subsidiaries and associated companies as at June 30, 2004 and December 31, 2003 are described in Note 4.3.6.

Investments in related companies in which the Bank and subsidiaries are the shareholder and/or management are directors as at June 30, 2004 and December 31, 2003, are as follows:

Unit : Million Baht

Company	Type of Business	Paid-up Capital	June 30, 2004			
			CONSOLIDATED		BANK	
			Share Holding (%)	Net Investment	Share Holding (%)	Net Investment
10 % to 20 % Ownership						
Finance & Insurance						
Dhanamit Factoring Co., Ltd.	Factoring	80	10.0	8	5.0	4
Services						
Angthong Sugar Terminal Co., Ltd.	Warehousing	50	10.0	5	10.0	5
Narathiwat Thani Co., Ltd.	Hotel	180	10.0	-	10.0	-
Siam Technology Service Co., Ltd.	IT. Consultancy	30	10.0	-	10.0	-
Premus (Thailand) Co., Ltd.	Building Management	13	10.0	1	10.0	1
Siam Medicare Co., Ltd.	Health Center	14	17.5	-	-	-
Real Estate						
Thai Obayashi Corp., Ltd.	Construction	10	12.5	77	12.5	77
Others						
Fortis Co., Ltd.	Commerce	40	10.0	4	10.0	4
Navuti Co., Ltd.	Agriculture	60	10.0	-	10.0	-
Siam Commercial Development Co., Ltd.	Holding	15	10.0	-	10.0	-
Thai U.S. Leather Co., Ltd.	Industry	194	10.0	-	10.0	-
Siam Cement Myanmar Trading Ltd. (Myanmar)	Commerce	KYAT 1	10.0	1	10.0	1
Cargill Siam Co., Ltd.	Agriculture	48	26.7	64	10.0	56
WTA (Thailand) Co., Ltd.	Others	-	25.0	-	25.0	-
International Trader Co., Ltd.	Agriculture	20	10.0	2	-	-
Shareholding through debt restructuring process						
Bangkok Crystal Co., Ltd.	Industry	500	76.1	-	75.1	-
Sri U Thong Co., Ltd.	Construction	1,084	42.1	-	42.1	-
Fuel Pipeline Transportation Co., Ltd.	Transportation	1,592	16.7	-	16.7	-
Thai Baroda Industry Co., Ltd.	Industry	905	31.3	-	31.3	-
BNH Medical Centre Co., Ltd.	Hospital	586	13.0	6	13.0	6
Mahachai Land Development Co., Ltd.	Real Estate	15	81.4	12	81.4	12
SG Land Co., Ltd.	Real Estate	100	99.8	89	99.7	89
Sigma Concrete Co., Ltd.	Industry	109	58.8	-	58.8	-

KYAT = KYAT Currency

Unit : Million Baht

Company	Type of Business	Paid-up Capital	June 30, 2004 CONSOLIDATED Share Holding (%)	June 30, 2004 CONSOLIDATED Net Investment	June 30, 2004 BANK Share Holding (%)	June 30, 2004 BANK Net Investment
Shareholding through other companies' debt restructuring process						
Puen Pob Paet Co.,Ltd	Health Center	1	11.3	-	11.3	-
CBNP (Thailand) Ltd.	Financial Consultant	-	20.8	-	20.8	-
Siam Media & Communication Co., Ltd.	Holding	700	33.3	-	33.3	-
The Dheves Insurance PCL	Insurance	120	16.2	297	15.8	292
Supapirom Co., Ltd.	Food Center	37	73.5	-	70.6	-
Donmuang International Airport Hotel Co., Ltd	Hotel	120	17.0	83	17.0	83
Nawa 84 Co., Ltd.	Holding	1,203	25.0	137	25.0	137
Total				786		767

Unit : Million Baht

Company	Type of Business	Paid-up Capital	December 31, 2003 CONSOLIDATED Share Holding (%)	December 31, 2003 CONSOLIDATED Net Investment	December 31, 2003 BANK Share Holding (%)	December 31, 2003 BANK Net Investment
10 % to 20 % Ownership						
Finance & Insurance						
Dhanamit Factoring Co., Ltd.	Factoring	80	10.0	8	5.0	4
Services						
Angthong Sugar Terminal Co., Ltd.	Warehousing	50	10.0	5	10.0	5
Narathiwat Thani Co., Ltd.	Hotel	180	10.0	-	10.0	-
Siam Technology Service Co., Ltd.	IT. Consultancy	30	10.0	-	10.0	-
Premus (Thailand) Co., Ltd.	Building Management	13	10.0	1	10.0	1
Siam Medicare Co., Ltd.	Health Center	14	17.5	-	-	-
Real Estate						
Thai Obayashi Corp., Ltd.	Construction	10	12.5	77	12.5	77
Others						
Fortis Co., Ltd.	Commerce	40	10.0	4	10.0	4
Navuti Co., Ltd.	Agriculture	60	10.0	-	10.0	-
Siam Commercial Development Co., Ltd.	Holding	15	10.0	-	10.0	-
Sea Minerals Co., Ltd.	Mining	72	10.0	1	10.0	1
Suthakarn Co., Ltd.	Holding	-	10.0	-	10.0	-
Thai U.S. Leather Co., Ltd.	Industry	194	10.0	-	10.0	-

.../63

Unit : Million Baht

Company	Type of Business	Paid-up Capital	December 31, 2003 CONSOLIDATED Share Holding (%)	Net Investment	BANK Share Holding (%)	Net Investment
Others (Cont.)						
Siam Cement Myanmar Trading Ltd. (Myanmar)	Commerce	KYAT 1	10.0	1	10.0	1
Cargill Siam Co., Ltd.	Agriculture	48	26.7	64	10.0	56
SCB Holding Co, Ltd.	Holding	30	15.0	5	15.0	5
WTA (Thailand) Co., Ltd.	Others	-	25.0	-	25.0	-
International Trader Co., Ltd.	Agriculture	20	10.0	-	-	-
Shareholding through debt restructuring process						
ITV PCL	Entertainment	6,000	14.6	5,216	14.6	5,203
Bangkok Crystal Co., Ltd.	Industry	500	76.2	-	75.1	-
Sri U Thong Co., Ltd.	Construction	1,084	42.1	-	42.1	-
Fuel Pipeline Transportation Co, Ltd.	Transportation	1,592	16.7	-	16.7	-
Thai Baroda Industry Co., Ltd.	Industry	905	31.3	-	31.3	-
BNH Medical Centre Co., Ltd.	Hospital	586	13.0	6	13.0	6
Mahachai Land Development Co., Ltd.	Real Estate	15	81.4	12	81.4	12
SG Land Co., Ltd	Real Estate	100	99.8	89	99.7	89
Shareholding through other companies' debt restructuring process						
Puen Pob Paet Co.,Ltd	Health Center	1	11.3	-	11.3	-
CBNP (Thailand) Ltd.	Financial Consultant	-	20.8	-	20.8	-
Siam Media & Communication Co., Ltd.	Holding	700	33.3	-	33.3	-
The Dheves Insurance PCL	Insurance	120	16.2	318	15.8	311
Supapirom Co., Ltd.	Food Center	37	73.5	-	70.6	-
Donmuang International Airport Hotel Co., Ltd	Hotel	120	17.0	83	17.0	83
Sonoco (Thailand) Co, Ltd.	Industry	185	15.0	21	15.0	21
Nawa 84 Co., Ltd.	Holding	1,203	25.0	137	25.0	137
Total				6,048		6,016

KYAT = KYAT Currency

7.3.3 Income and Expenses

Income and expenses between the Bank and subsidiaries, associated companies and related companies for the half years ended June 30, 2004 and 2003 are as follows:

Unit : Million Baht

	CONSOLIDATED							
	2004				2003			
	Income		Expenses		Income		Expenses	
	Interest	Other	Interest	Other	Interest	Other	Interest	Other
Associated companies	151	510	6	28	78	88	2	40
Major-shareholder	-	-	-	6	-	-	-	6

Unit : Million Baht

	BANK							
	2004				2003			
	Income		Expenses		Income		Expenses	
	Interest	Other	Interest	Other	Interest	Other	Interest	Other
Subsidiaries	108	86	-	87	115	43	1	123
Associated companies	145	502	6	23	73	81	2	36
Major-shareholder	-	-	-	6	-	-	-	6

Since May 10, 1999, the Ministry of Finance had become the major shareholder of the Bank holding 38.8% of paid-up capital according to the August 14, 1999 - financial institution's capital support program. Other shareholders had the rights to purchase the shares from the Ministry of Finance. The Bank invested Baht 32,500 million received from the Ministry of Finance following the capital increment in government bonds and recorded these as held-to-maturity investments. On December 1, 2003, the Ministry of Finance had transferred approximately 24.8 % of paid-up capital to Vayupak I Fund ("the Fund"). Consequently, the remaining shares, which are held by Ministry of Finance is 13.6% of the Bank's paid-up capital and the Fund has become the major shareholder instead. Other transactions, if any, among the Bank and the Ministry of Finance and any other government agencies and the associated companies of the Fund arose from normal banking activities, which did not relate to the shareholding.

During 2003, the Bank entered into a Properties Foreclosed Sales Agreement with a subsidiary (Chatuchak Assets Management Co., Ltd.,) at the fair value of Baht 51 million, while net book value of such properties was Baht 46 million (net of allowance for impairment of Baht 18 million).

.../65

7.4 Disclosure of The Statements Of Cash Flows Of The AMC.

In accordance with the BOT's letter number Sor Nor Sor Wor 53/2543 dated January 7, 2000, relating to the operation regulation of the asset management company ("AMC"), the Bank is required to disclose the statements of cash flows of the AMC in the notes to the financial statements. The statements of cash flows of Chatuchak Assets Management Co., Ltd. are as follows:

Chatuchak Assets Management Co., Ltd.
Statements of Cash flows
For the half years ended June 30, 2004 and 2003
"Unaudited"

Unit : Million Baht

	2004	2003
Cash flows from operating activities		
Net income	44.6	22.1
Items to reconcile net income to net cash received (paid) from operating activities :		
Bad debt and doubtful accounts	-	(12.4)
Amortization of discount on investment	2.6	0.5
Gain on sales of investment	(16.4)	-
Gain on sales of property foreclosed	-	(0.1)
Loss from diminution in value of property foreclosed	-	26.9
Income from operations before changes in operating assets and liabilities	30.8	37.0
Operating assets (increase) decrease		
Investment in receivables	(52.9)	86.8
Loans	8.4	(25.7)
Accrued interest receivables	2.6	0.1
Property foreclosed	19.0	0.4
Other assets	23.2	-
Operating liabilities increase (decrease)		
Other liabilities	(2.6)	0.3
Net cash provided by operating activities	28.5	98.9
Cash flows from investing activities		
Purchase of available-for-sale securities	(3,820.1)	(2,912.5)
Proceeds from sales and maturity of available-for-sale securities	3,742.6	2,812.0
Net cash used in investing activities	(77.5)	(100.5)
Net decrease in cash and cash equivalents	(49.0)	(1.6)
Cash and cash equivalents as at January 1,	58.2	16.4
Cash and cash equivalents as at June 30,	9.2	14.8

.../66

7.5 Long-Term Leases

The remaining rental expenses to be paid for long-term leases as at June 30, 2004 and 2003 are as follows:

Unit : Million Baht

Type of Lease	Period	CONSOLIDATED		BANK	
		2004	2003	2004	2003
Land and/or Premises	Within 1 year	168	164	133	132
	1 - 5 years	361	336	314	296
	Over 5 years	341	338	270	263
Equipment	Within 1 year	272	15	265	15
	1 - 5 years	460	34	443	34

7.6 Events Occurring After The Balance Sheet Date

7.6.1 110,468,708 warrants, which were issued on June 22, 1999, have been exercised into 110,468,708 preferred shares at Baht 38.70 each. The proceed is presented as subscriptions received in advance as at June 30, 2004. The Bank registered the change in paid-up capital to Baht 33,249 million with the Ministry of Commerce on July 5, 2004.

7.6.2 18,111,302 preferred shares have been converted into 18,111,302 ordinary shares. The Bank registered the conversion of preferred shares with the Ministry of Commerce on July 7, 2004.

7.6.3 The Bank's subordinated convertible bonds, which were issued on October 16, 1998, amounting to Baht 350 million, have been converted into 11,649,995 ordinary shares at Baht 30.00 each. The Bank registered the change in paid-up capital to Baht 33,366 million with the Ministry of Commerce on July 27, 2004.

7.7 Segment Reporting

The significant financial position and the results from operations classified into domestic and foreign operations are shown below.

7.7.1 The financial position classified into domestic and foreign operations as at June 30, 2004 and December 31, 2003 are as follows:

Unit : Million Baht

	CONSOLIDATED					
	June 30, 2004			December 31, 2003		
	Domestic operations	Foreign operations	Total	Domestic operations	Foreign operations	Total
Total assets	739,377	15,133	754,510	728,643	18,195	746,838
Interbank and money market items (Assets)	35,824	18,552	54,376	53,386	5,687	59,073
Investment-net	118,713	17,121	135,834	127,919	16,029	143,948
Loans	565,136	1,367	566,503	510,780	1,611	512,391
Deposits	611,755	5,518	617,273	607,858	5,013	612,871
Interbank and money market items (Liabilities)	15,439	573	16,012	10,227	292	10,519
Borrowings	11,337	8,014	19,351	12,837	11,598	24,435
Contingencies	555,387	55,743	611,130	438,860	76,837	515,697

Unit : Million Baht

	BANK					
	June 30, 2004			December 31, 2003		
	Domestic operations	Foreign operations	Total	Domestic operations	Foreign operations	Total
Total assets	734,259	10,678	744,937	721,924	14,333	736,257
Interbank and money market items (Assets)	34,949	14,829	49,778	52,890	2,729	55,619
Investment-net	122,768	17,108	139,876	131,582	16,018	147,600
Loans	560,558	787	561,345	505,311	982	506,293
Deposits	609,908	1,659	611,567	605,414	1,718	607,132
Interbank and money market items (Liabilities)	15,607	574	16,181	10,560	291	10,851
Borrowings	10,945	8,015	18,960	12,445	11,598	24,043
Contingencies	555,387	55,457	610,844	438,860	76,602	515,462

7.7.2 The results of operations classified into domestic and foreign operations for the quarters ended June 30, 2004 and 2003 (unaudited) are as follows:

Unit : Million Baht

	CONSOLIDATED							
	2004				2003			
	Domestic operations	Foreign operations	Elimination	Total	Domestic operations	Foreign operations	Elimination	Total
Interest and dividend income	6,516	240	(163)	6,593	7,096	257	(156)	7,197
Interest expenses	1,419	271	(163)	1,527	2,344	263	(156)	2,451
Net interest income	5,097	(31)	-	5,066	4,752	(6)	-	4,746
Non-interest income	5,013	133	-	5,146	2,489	121	-	2,610
Non-interest expenses	5,162	51	-	5,213	4,377	26	-	4,403
Income before income tax	4,948	51	-	4,999	2,864	89	-	2,953

Unit : Million Baht

	BANK							
	2004				2003			
	Domestic operations	Foreign operations	Elimination	Total	Domestic operations	Foreign operations	Elimination	Total
Interest and dividend income	6,359	227	(163)	6,423	6,971	240	(158)	7,053
Interest expenses	1,403	268	(163)	1,508	2,323	263	(158)	2,428
Net interest income	4,956	(41)	-	4,915	4,648	(23)	-	4,625
Non-interest income	4,285	115	-	4,400	2,072	99	-	2,171
Non-interest expenses	4,409	35	-	4,444	3,892	9	-	3,901
Income before income tax	4,832	39	-	4,871	2,828	67	-	2,895

.../68

7.7.3 The results of operations classified into domestic and foreign operations for the half years ended June 30, 2004 and 2003 are as follows:

Unit : Million Baht

	CONSOLIDATED							
	2004				2003			
	Domestic operations	Foreign operations	Elimination	Total	Domestic operations	Foreign operations	Elimination	Total
Interest and dividend income	12,869	449	(291)	13,027	14,276	552	(337)	14,491
Interest expenses	2,856	501	(291)	3,066	4,799	557	(337)	5,019
Net interest income	10,013	(52)	-	9,961	9,477	(5)	-	9,472
Non-interest income	11,842	249	-	12,091	4,842	228	-	5,070
Non-interest expenses	10,016	99	-	10,115	8,466	14	-	8,480
Income before income tax	11,839	98	-	11,937	5,853	209	-	6,062

Unit : Million Baht

	BANK							
	2004				2003			
	Domestic operations	Foreign operations	Elimination	Total	Domestic operations	Foreign operations	Elimination	Total
Interest and dividend income	12,553	423	(291)	12,685	14,052	522	(337)	14,237
Interest expenses	2,821	496	(291)	3,026	4,752	551	(337)	4,966
Net interest income	9,732	(73)	-	9,659	9,300	(29)	-	9,271
Non-interest income	10,707	211	-	10,918	4,115	185	-	4,300
Non-interest expenses	8,781	68	-	8,849	7,622	(22)	-	7,600
Income before income tax	11,658	70	-	11,728	5,793	178	-	5,971

7.8 Disclosure of Financial Instruments

7.8.1 Credit Risk

Credit risk refers to the risk that counterparty will default on its contractual obligations resulting in a financial loss to the Bank and subsidiaries. The Bank and subsidiaries have adopted the policy of only dealing with creditworthy counterparty and obtaining sufficient collateral or other security where appropriate, as a mean to mitigating the risk of financial losses from defaults.

In case of recognized financial assets, the carrying amount of the assets recorded in the consolidated balance sheet, net of any applicable provision for loss, represents the Bank's maximum exposure to credit risk.

.../69

The Bank has a credit risk in case counterparties do not adhere to the terms of the financial contract.

Credit risk also arises from the possibility that the counterparty to a derivative financial instrument will not adhere to the terms of the contract with the Bank when settlement becomes due.

Concentrations of credit risk are limited due to the large number and diversifications of domestic customers.

7.8.2 Interest Rate Risk

Interest rate risk arises from the change in interest rates which will affect the net interest earnings in the current reporting period and in the future. Interest rate risk arises from the structure and characteristics of the Bank's assets, liabilities and equity.

The Bank uses various derivative transactions to manage its own asset and liability positions in order to manage interest rate exposure. The use of derivative transactions is in accordance with the policies and guidelines from the Board of Directors and is under the control of the Assets and Liabilities Committee (ALCO).

Significant financial assets and liabilities can be repriced as follows:

Unit : Million Baht

	CONSOLIDATED						
	June 30, 2004						
	Reprice on demand	**Reprice within**			**Reprice over 5 years**	**Non interest bearing**	**Total**
		1 - 3 months	**3 - 12 Months**	**1 - 5 years**			
Financial assets							
Cash	-	-	-	-	-	10,761	10,761
Securities purchased under resale agreements	-	12,000	-	-	-	-	12,000
Investments in securities-net	-	33,561	37,859	20,873	10,352	33,189	135,834
Loans (included interbank and money market item)	349,851	64,937	91,634	99,598	6,264	8,569	620,853
Total financial assets	349,851	110,498	129,493	120,471	16,616	52,519	779,448
Financial liabilities							
Deposits (included interbank and money market item)	301,285	239,770	47,819	15,755	-	28,656	633,285
Securities sold under repurchase agreements	-	4,000	-	-	-	-	4,000
Borrowings	-	2,278	1,883	8,665	6,496	29	19,351
Total financial liabilities	301,285	246,048	49,702	24,420	6,496	28,685	656,636
Difference	48,566	(135,550)	79,791	96,051	10,120	23,834	122,812

Unit : Million Baht

	CONSOLIDATED						
	December 31, 2003						
	Reprice on demand	Reprice within 1 - 3 months	3 - 12 Months	1 - 5 years	Reprice over 5 years	Non interest bearing	Total
Financial assets							
Cash	-	-	-	-	-	13,190	13,190
Securities purchased under resale agreements	-	42,100	-	-	-	-	42,100
Investments in securities-net	-	32,386	19,989	29,023	24,824	37,726	143,948
Loans (included interbank and money market item)	292,139	84,754	85,487	75,947	17,997	15,171	571,495
Total financial assets	292,139	159,240	105,476	104,970	42,821	66,087	770,733
Financial liabilities							
Deposits (included interbank and money market item)	284,372	216,261	64,782	27,954	-	30,020	623,389
Securities sold under repurchase agreements	-	10	-	-	-	-	10
Borrowings	-	3,774	3,810	2,162	14,655	34	24,435
Total financial liabilities	284,372	220,045	68,592	30,116	14,655	30,054	647,834
Difference	7,767	(60,805)	36,884	74,854	28,166	36,033	122,899

Unit : Million Baht

	BANK						
	June 30, 2004						
	Reprice on demand	Reprice within 1 - 3 months	3 - 12 Months	1 - 5 years	Reprice over 5 years	Non interest bearing	Total
Financial assets							
Cash	-	-	-	-	-	10,620	10,620
Securities purchased under resale agreements	-	12,000	-	-	-	-	12,000
Investments in securities-net	-	29,446	34,574	20,722	10,014	45,120	139,876
Loans (included interbank and money market item)	347,202	59,899	90,850	98,005	8,355	6,789	611,100
Total financial assets	347,202	101,345	125,424	118,727	18,369	62,529	773,596
Financial liabilities							
Deposits (included interbank and money market item)	297,298	238,127	47,635	15,751	-	28,936	627,747
Securities sold under repurchase agreements	-	4,000	-	-	-	-	4,000
Borrowings	-	2,278	1,883	8,354	6,416	29	18,960
Total financial liabilities	297,298	244,405	49,518	24,105	6,416	28,965	650,707
Difference	49,904	(143,060)	75,906	94,622	11,953	33,564	122,889

.../71

Unit : Million Baht

	BANK						
	December 31, 2003						
	Reprice on demand	Reprice within			Reprice over 5 years	Non interest bearing	Total
		1 - 3 months	3 - 12 Months	1 - 5 years			
Financial assets							
Cash	-	-	-	-	-	13,059	13,059
Securities purchased under resale agreements	-	42,100	-	-	-	-	42,100
Investments in securities-net	-	29,353	19,772	28,232	24,056	46,186	147,599
Loans (included interbank and money market item)	288,196	83,239	84,468	72,563	21,339	12,140	561,945
Total financial assets	288,196	154,692	104,240	100,795	45,395	71,385	764,703
Financial liabilities							
Deposits (included interbank and money market item)	280,281	214,754	64,348	27,949	-	30,651	617,983
Borrowings	-	3,774	3,810	1,851	14,575	33	24,043
Total financial liabilities	280,281	218,528	68,158	29,800	14,575	30,684	642,026
Difference	7,915	(63,836)	36,082	70,995	30,820	40,701	122,677

Effective interest rate of financial instruments which are repriced within 1 year is not significantly different from market rates. Effective interest rate of financial instruments which are repriced over 1 year is not significantly different from the average interest rate of this financial year.

7.8.3 Interest Earning and Interest Bearing Financial Instruments

Unit : Million Baht

	CONSOLIDATED					
	June 30, 2004			December 31, 2003		
	Average	Interest	Average Rate %	Average	Interest	Average Rate %
Interbank and money market item (Assets)	60,689	296	1.0	58,327	536	0.9
Securities purchased under resale agreements	25,750	201	1.6	33,905	498	1.5
Investment in securities	138,642	2,564	3.7	145,957	5,330	3.6
Loans	474,096	9,966	4.2	416,491	21,636	5.2
Deposits and interbank and money market item (Liabilities)	637,317	2,524	0.8	606,639	7,164	1.2
Securities sold under repurchase agreements	2,000	-	-	60	-	-
Borrowings	19,385	550	5.7	25,077	1,296	5.2

Unit : Million Baht

	BANK					
	June 30, 2004			December 31, 2003		
	Average	Interest	Average Rate %	Average	Interest	Average Rate %
Interbank and money market item (Assets)	56,063	266	0.9	50,998	516	1.0
Securities purchased under resale agreements	32,825	201	1.2	33,108	498	1.5
Investment in securities	149,320	2,383	3.2	150,326	5,025	3.3
Loans	461,191	9,835	4.3	412,354	21,400	5.2
Deposits and interbank and money market item (Liabilities)	640,512	2,502	0.8	600,724	7,103	1.2
Securities sold under repurchase agreements	997	-	-	1	-	-
Borrowings	18,915	524	5.5	24,474	1,261	5.1

7.8.4 Liquidity Risk

Liquidity risk is the risk that the Bank may not be able to meet its obligations as they fall due, because of inabilities to realize assets or to cover funding requirements at an appropriate price, thus resulting in losses to the Bank.

The Bank's policy is to minimize liquidity risk whilst maximizing investment returns. The Assets and Liabilities Committee (ALCO) monitors and reviews the liquidity position as a regular basis.

Financial assets and liabilities as at June 30, 2004 and December 31, 2003 are classified according to their contractual maturity as follows:

Unit : Million Baht

	CONSOLIDATED						
	June 30, 2004						
	Maturity on demand	Maturity within 1 – 3 months	3 - 12 Months	1 – 5 years	Maturity over 5 years	No maturity	Total
Financial assets							
Cash	-	-	-	-	-	10,761	10,761
Securities purchased under resale agreements	-	12,000	-	-	-	-	12,000
Investments in securities-net	-	12,013	25,344	37,025	28,676	32,778	135,836
Loans (included interbank and money market item)	69,632	107,146	70,609	124,227	106,257	142,981	620,852
Total financial assets	69,632	131,159	95,953	161,252	134,933	186,520	779,449
Financial liabilities							
Deposits (included interbank and money market item)	329,357	240,348	47,913	15,667	-	-	633,285
Securities sold under repurchase agreements	-	4,000	-	-	-	-	4,000
Borrowings	-	-	1,888	10,967	6,496	-	19,351
Total financial liabilities	329,357	244,348	49,801	26,634	6,496	-	656,636
Net liquidity gap	(259,725)	(113,189)	46,152	134,618	128,437	186,520	122,813

Unit : Million Baht

	CONSOLIDATED						
	December 31, 2003						
	Maturity on demand	Maturity within 1 - 3 months	Maturity within 3 - 12 Months	Maturity within 1 - 5 years	Maturity over 5 years	No maturity	Total
Financial assets							
Cash	-	-	-	-	-	13,190	13,190
Securities purchased under resale agreements	-	42,100	-	-	-	-	42,100
Investments in securities-net	-	20,983	19,812	30,314	35,156	37,683	143,948
Loans (included interbank and money market item)	99,219	58,696	66,995	105,919	78,680	161,986	571,495
Total financial assets	99,219	121,779	86,807	136,233	113,836	212,859	770,733
Financial liabilities							
Deposits (included interbank and money market item)	314,392	242,822	47,582	18,593	-	-	623,389
Securities sold under repurchase agreements	-	10	-	-	-	-	10
Borrowings	-	3,810	1,851	10,056	8,718	-	24,435
Total financial liabilities	314,392	246,642	49,433	28,649	8,718	-	647,834
Net liquidity gap	(215,173)	(124,863)	37,374	107,584	105,118	212,859	122,899

Unit : Million Baht

	BANK						
	June 30, 2004						
	Maturity on demand	Maturity within 1 - 3 months	Maturity within 3 - 12 Months	Maturity within 1 - 5 years	Maturity over 5 years	No maturity	Total
Financial assets							
Cash	-	-	-	-	-	10,620	10,620
Securities purchased under resale agreements	-	12,000	-	-	-	-	12,000
Investments in securities-net	-	8,315	22,687	36,309	27,854	44,711	139,876
Loans (included interbank and money market item)	63,113	104,500	70,177	121,354	108,975	142,981	611,100
Total financial assets	63,113	124,815	92,864	157,663	136,829	198,312	773,596
Financial liabilities							
Deposits (included interbank and money market item)	325,661	238,696	47,728	15,662	-	-	627,747
Securities sold under repurchase agreements	-	4,000	-	-	-	-	4,000
Borrowings	-	-	1,888	10,656	6,416	-	18,960
Total financial liabilities	325,661	242,696	49,616	26,318	6,416	-	650,707
Net liquidity gap	(262,548)	(117,881)	43,248	131,345	130,413	198,312	122,889

Unit : Million Baht

	BANK						
	December 31, 2003						
	Maturity on demand	**Maturity within**			**Maturity over 5 years**	**No maturity**	**Total**
		1 - 3 months	**3 - 12 Months**	**1 - 5 years**			
Financial assets							
Cash	-	-	-	-	-	13,059	13,059
Securities purchased under resale agreements	-	42,100	-	-	-	-	42,100
Investments in securities-net	-	17,950	19,595	29,188	34,722	46,144	147,599
Loans (included interbank and money market item)	93,715	55,919	65,957	102,346	82,022	161,986	561,945
Total financial assets	93,715	115,969	85,552	131,534	116,744	221,189	764,703
Financial liabilities							
Deposits (included interbank and money market item)	310,932	241,107	47,356	18,588	-	-	617,983
Borrowings	-	3,810	1,851	9,744	8,638	-	24,043
Total financial liabilities	310,932	244,917	49,207	28,332	8,638	-	642,026
Net liquidity gap	(217,217)	(128,948)	36,345	103,202	108,106	221,189	122,677

7.8.5 Currency Risk

Currency risk is the risk that occurs from changes in exchange rate which may effect the value of the Bank's financial instruments or may cause volatility in the Bank's earnings or fluctuates in value of the Bank's financial assets and liabilities.

In managing its foreign exchange risk, it is the Bank's policy to square off its foreign currency denominated assets and liabilities positions in order to affect a net balance of foreign exchange. The Bank, therefore, endeavors to match its foreign currency denominated lending with same currency funding sources in order to minimize its exposure on foreign currency fluctuations. In addition, the Bank manages its exposure to currency risk by setting limits for both overnight and intra-day position, limits for stoploss position and value at risk. These are monitored on a daily basis and comply with the Bank of Thailand's regulations on foreign exchange.

As at June 30, 2004 and December 31, 2003, the Bank has the following financial assets and liabilities denominated in the various currencies as follows:

.../75

Unit : Million Baht

	CONSOLIDATED					
	June 30, 2004					
	THB	USD	EURO	YEN	Others	Total
Financial assets						
Cash	10,437	200	26	36	62	10,761
Securities purchased under resale agreements	12,000	-	-	-	-	12,000
Investments in securities-net	106,646	22,896	811	4,206	1,275	135,834
Loans (included interbank and money market item)	556,090	59,268	1,342	1,892	2,261	620,853
Total financial assets	685,173	82,364	2,179	6,134	3,598	779,448
Financial liabilities						
Deposits (included interbank and money market item)	620,571	11,725	477	375	137	633,285
Securities sold under repurchase agreements	4,000	-	-	-	-	4,000
Borrowings	11,336	6,132	-	1,883	-	19,351
Total financial liabilities	635,907	17,857	477	2,258	137	656,636
On-balance sheet items-net	49,266	64,507	1,702	3,876	3,461	122,812
Off-balance sheet items-contingencies (currency swap contract)	86	(60,211)	(1,754)	(3,244)	(2,164)	(67,287)

Unit : Million Baht

	CONSOLIDATED					
	December 31, 2003					
	THB	USD	EURO	YEN	Others	Total
Financial assets						
Cash	12,830	186	24	83	67	13,190
Securities purchased under resale agreements	42,100	-	-	-	-	42,100
Investments in securities-net	113,147	26,361	425	3,336	679	143,948
Loans (included interbank and money market item)	508,925	56,222	1,756	2,132	2,460	571,495
Total financial assets	677,002	82,769	2,205	5,551	3,206	770,733
Financial liabilities						
Deposits (included interbank and money market item)	611,186	11,734	209	22	238	623,389
Securities sold under repurchase agreements	10	-	-	-	-	10
Borrowings	12,837	9,747	-	1,851	-	24,435
Total financial liabilities	624,033	21,481	209	1,873	238	647,834
On-balance sheet items-net	52,969	61,288	1,996	3,678	2,968	122,899
Off-balance sheet items-contingencies	-	(67,825)	1,142	146	15	(66,522)

Unit : Million Baht

	BANK					
	June 30, 2004					
	THB	USD	EURO	YEN	Others	Total
Financial assets						
Cash	10,430	70	26	36	58	10,620
Securities purchased under resale agreements	12,000	-	-	-	-	12,000
Investments in securities-net	109,720	23,459	811	4,206	1,680	139,876
Loans (included interbank and money market item)	550,640	54,967	1,342	1,892	2,259	611,100
Total financial assets	682,790	78,496	2,179	6,134	3,997	773,596
Financial liabilities						
Deposits (included interbank and money market item)	618,600	8,166	476	375	130	627,747
Securities sold under repurchase agreements	4,000	-	-	-	-	4,000
Borrowings	10,945	6,132	-	1,883	-	18,960
Total financial liabilities	633,545	14,298	476	2,258	130	650,707
On-balance sheet items-net	49,245	64,198	1,703	3,876	3,867	122,889
Off-balance sheet items-contingencies (currency swap contract)	86	(60,211)	(1,754)	(3,244)	(2,164)	(67,287)

Unit : Million Baht

	BANK					
	December 31, 2003					
	THB	USD	EURO	YEN	Others	Total
Financial assets						
Cash	12,828	82	24	83	42	13,059
Securities purchased under resale agreements	42,100	-	-	-	-	42,100
Investments in securities-net	115,841	26,924	424	3,336	1,074	147,599
Loans (included interbank and money market item)	502,961	52,637	1,756	2,132	2,459	561,945
Total financial assets	673,730	79,643	2,204	5,551	3,575	764,703
Financial liabilities						
Deposits (included interbank and money market item)	608,757	8,767	210	22	227	617,983
Borrowings	12,445	9,747	-	1,851	-	24,043
Total financial liabilities	621,202	18,514	210	1,873	227	642,026
On-balance sheet items-net	52,528	61,129	1,994	3,678	3,348	122,677
Off-balance sheet items-contingencies	-	(67,825)	1,142	146	15	(66,522)

7.8.6 Derivatives

Financial derivatives are financial instruments whose characteristics are derived from the underlying assets, or from interest and exchange rates or indices. The following are the derivatives used by the Bank:

1. Forward exchange contracts that are agreements to buy or sell fixed amounts of currency at agreed rates of exchange on a specified future date.
2. Currency and interest rate swaps which are agreements to exchange, and on termination of the swap, re-exchange principal amounts denominated in different currencies and may also involve the exchange of related interest payments.
3. Interest rate swaps which are agreements that involve the exchange of interest obligations with a counterparty for a specified period without exchanging the underlying or notional principal.

The Bank has set up objectives and policies to manage the foreign exchange risk and interest rate risk from the volatility of foreign exchange rates and interest rates by using the derivatives for serving the client's need and the Bank's assets and liability management purpose. These include forward exchange contracts, currency swaps, interest rate swaps. Such derivatives have different levels of exposures. However, the Bank controls the counterparty risks by setting-up the credit limit based on the normal lending procedures and controls the marketing risks by setting-up the credit limit of stoploss, value at risk and basis point value.

The total notional amounts of the derivatives at the period/year end did not represent the incurred risks from derivative transactions. The risks arising from the derivatives will depend on the changes in price of each derivative type.

The notional amount and the fair value of derivatives are as follows:

Unit : Million Baht

	CONSOLIDATED AND BANK				
	June 30, 2004				
	Notional amount				Fair Value
	less than 1 year	Within 1- 5 years	more than 5 years	Total	Asset (Liabilities)
Forward contracts	171,551	4,621	-	176,172	(1,708)
Currency swap contracts	18,731	48,424	1,450	68,605	(521)
Interest swap contracts	12,155	94,202	5,275	111,632	307

Unit : Million Baht

	CONSOLIDATED AND BANK				
	December 31, 2003				
	Notional amount				Fair Value
	less than 1 year	Within 1- 5 years	more than 5 years	Total	Asset (Liabilities)
Forward contracts	162,356	772	-	163,128	666
Currency swap contracts	8,634	41,342	3,511	53,487	(202)
Interest swap contracts	11,655	69,712	2,966	84,333	489

.../78

7.8.7 Fair Value of Financial Instruments

Normally, fair value of financial instruments is their quoted market price. However, for many financial instruments, quoted market prices are not available. Fair values are based on estimates using present value or other valuation techniques. These techniques are significantly affected by the assumptions including discount rate and estimated cash flow. Hence, estimated fair value from different techniques may significantly differ from each other.

A summary of book value and fair value of financial instruments is as follows:

Unit : Million Baht

	CONSOLIDATED			
	June 30, 2004		December 31, 2003	
	Book Value	Fair Value	Book Value	Fair Value
Financial Assets				
Cash and interbank and money market items	65,137	65,137	72,263	72,263
Securities purchased under resale agreements	12,000	12,000	42,100	42,100
Investment in securities	135,834	134,623	143,948	143,947
Loans and accrued interest receivables	494,110	501,523	439,372	444,164
Financial Liabilities				
Deposits and interbank and money market items	633,285	633,446	623,390	623,659
Liabilities payable on demand	3,730	3,730	3,777	3,777
Securities sold under repurchase agreements	4,000	4,000	10	10
Borrowings	19,351	20,041	24,435	25,328
Interest payable on deposits	1,245	1,245	1,586	1,586

Unit : Million Baht

	BANK			
	June 30, 2004		December 31, 2003	
	Book Value	Fair Value	Book Value	Fair Value
Financial Assets				
Cash and interbank and money market items	60,398	60,398	68,678	68,678
Securities purchased under resale agreements	12,000	12,000	42,100	42,100
Investment in securities	139,876	138,665	147,600	147,588
Loans and accrued interest receivables	491,601	499,014	436,003	440,795
Financial Liabilities				
Deposits and interbank and money market items	627,747	627,908	617,983	618,252
Liabilities payable on demand	3,728	3,728	3,772	3,772
Securities sold under repurchase agreements	4,000	4,000	-	-
Borrowings	18,960	19,584	24,043	24,849
Interest payable on deposits	1,245	1,245	1,586	1,586

The following methods and assumptions were used by the Bank in estimating market values of financial instruments as disclosed herein:

Cash	The carrying amounts approximate fair value.
Interbank and money market items - assets:	Fair value calculated based on present value of estimated cash flows, using the current interest rate in the money market.
Securities purchased under resale agreements:	The carrying values of securities purchased under resale agreements approximate fair value.
Investment in securities :	Fair values for securities are based on estimated market prices as described in Note 3.2
Loans receivable and accrued interest receivable :	- For variable-rate loans that are repriced frequently and have no significant change in credit risk, fair values are based on carrying values. - Fair values of other loans are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality or underlying collateral values, where applicable. - The carrying amount of accrued interest receivable approximates fair value.
Deposit and interbank and money market items – liabilities :	- The fair values disclosed for deposits which are payable on demand by the depositor, are equal to the carrying values of such deposits. - Fair values for fixed-deposits are estimated using a discounted cash flow calculation that applies interest rates currently being offered on similar deposits. - The carrying amount of interbank and money market items approximates their fair value at the reporting date.
Liabilities payable on demand:	The carrying amount of liabilities payable on demand approximates fair value.
Securities sold under repurchase agreements:	The carrying value of securities sold under repurchase agreements approximates fair value.
Borrowings:	- The carrying amounts of short-term borrowings maturing within 90 days approximate their fair values. - Fair values of other borrowings are estimated using discounted cash flow analyses based on the Bank's current incremental borrowing rates for similar types of borrowing arrangements.
Interest payable:	The carrying amounts of interest payable approximate their fair values.
Off-balance-sheet instruments:	Fair values for off-balance-sheet instruments are based on the difference between contract rate and spot rate at period end as adjusted with risk premium of the remaining terms of the agreements.

.../80

7.9 Outstanding Loans, Deposits and Contingencies

Outstanding loans, deposits and contingencies between the Bank and subsidiaries, associated and related companies as at June 30, 2004 and December 31, 2003, are as follows:

Unit : Million Baht

	CONSOLIDATED					
	June 30, 2004			December 31, 2003		
	Loans	Deposits	Contingencies	Loans	Deposits	Contingencies
Subsidiaries						
Real Estate						
SCB Resolution Corporation Ltd.	-	2	-	-	2	-
Total subsidiaries	-	2	-	-	2	-
Associated Companies						
Finance & Insurance						
The Siam Industrial Credit PCL and affiliates	104	401	5	85	295	5
Siam Commercial New York Life Insurance PCL	-	60	-	-	64	-
SCB Leasing PCL	1,879	5	570	2,153	1	590
Vina Siam Bank (Vietnam)	-	9	-	-	-	-
Siam Panich Leasing PCL and affiliates	4,705	117	27	3,130	141	56
Hunters Asset Mangement Co., Ltd.	-	-		-	12	-
Service						
Siam Niti Law Office Co., Ltd.	-	7	1	-	5	1
Siam Cosmos Service Co., Ltd. and affiliates	-	41	-	-	48	-
Real Estate						
Christiani & Nielsen (Thai) PCL and affiliates	-	87	1,060	67	125	831
Others						
Saturn Inc. (Cayman Islands) and affiliates	60	4	-	71	2	-
Nobleclear holding (BVI) Ltd.	-	-	138	-	-	139
Siam Press Management Co., Ltd.	-	27	-	-	31	-
Total associated companies	6,748	758	1,801	5,506	724	1,622
Related companies (10 % to 20 % Ownership)						
Finance & Insurance	350	-	-	346	-	-
Service	142	25	2	145	11	2
Real Estate	-	5	81	-	1	149
Others	404	2	-	568	52	-
Total related companies (10 - 20%)	896	32	83	1,059	64	151
Related company (Shareholding through debt restructuring process)						
ITV PCL.	-	-	-	813	141	61
Bangkok Crystal Co., Ltd.	291	3	11	314	-	4
Sri U Thong Co., Ltd.	120	21	370	99	9	265
Fuel Pipeline Transportation Co., Ltd.	1,021	10	10	1,074	13	10
Thai Baroda Industries Co., Ltd.	1,061	2	637	1,118	2	633

.../81

Unit : Million Baht

	CONSOLIDATED					
	June 30, 2004			December 31, 2003		
	Loans	Deposits	Contingencies	Loans	Deposits	Contingencies
Related company (Shareholding through debt restructuring process) – Cont.						
BNH Medical Co., Ltd.	315	23	3	315	10	3
SG Land Co., Ltd. and affiliate	644	18	3	650	40	3
Mahachai Land Development Co., Ltd.	341	10	37	344	11	52
Sigma Concrete Co.,Ltd.	48	-	-	-	-	-
Total related companies (Debt restructuring process)	3,841	87	1,071	4,727	226	1,031
Related Company (Shareholding through other companies' debt restructuring process)						
Puen Pob Paet Co., Ltd.	-	1	-	-	1	-
CBNP(Thailand) Co., Ltd.	299	-	-	308		-
Siam Media and Communication Co., Ltd. and affiliate	474	2	1	480	3	2
The Dheves Insurance PCL.	-	49	11	-	87	4
Supapirom Co., Ltd.	-	2	-	-	2	-
Donmuang International Airport Hotel Co., Ltd.	-	20	5	-	13	5
Sonoco (Thailand) Co., Ltd.	-	-	-	-	21	5
Nava 84 Co., Ltd. and affiliate	-	1	-	-	1	-
Total related companies (Other companies' debt restructuring process)	773	75	17	788	128	16
Major-shareholder (10 %-20 % Ownership)						
The Crown Property Bureau	-	783	2	-	1,061	2
Subsidiaries and associated companies of major-shareholder (which were not included in the above lists)						
Subsidiaries	1	466	1	3	904	1
Associated Companies						
- Siam Sindhorn Co., Ltd.	4,400	74	5	4,474	56	10
- Others	2,245	420	276	1,651	418	268
Total related companies (Subsidiaries and associated companies of major-shareholder)	6,646	960	282	6,128	1,378	279
Companies owned / controlled by the Bank' s directors / management	11	55	33	17	11	19
Officers from departmental managers upward	126	591	-	121	473	-
Total	19,041	3,343	3,289	18,346	4,067	3,120

Unit : Million Baht

	BANK					
	June 30, 2004			December 31, 2003		
	Loans	Deposits	Contingencies	Loans	Deposits	Contingencies
Subsidiaries						
Finance & Insurance						
Chatuchak Asset Management Co., Ltd.	-	9	-	-	58	-
The Cambodian Commercial Bank Ltd. (Cambodia)	-	46	-	-	13	-
SCB Securities Co., Ltd.	-	188	4	150	289	4
The Book Club Finance PCL	411	11	-	192	7	-
The Samaggi Insurance PCL and affiliates	-	84	-	-	44	-
SCB Asset Management Co., Ltd.	-	19	-	-	5	-
Hunters Asset Management Co., Ltd.	-	14	-	-	12	-
Services						
SCB Business Services Co., Ltd.	-	19	-	-	14	-
SCB Training Centre Co., Ltd.	89	5	1	89	4	1
Siam Pitiwat Co., Ltd.	-	18	-	-	17	-
Sub Sri Thai Warehouse PCL	-	5	1	-	10	1
Real Estate						
SCB Resolution Corporation Ltd.	-	2	-	-	2	-
Mahisorn Co., Ltd.	3,250	28	18	3,342	39	18
Others						
Astrakhan Investment Ltd. (Hong Kong) and affiliates	1	119	-	5	119	-
Total subsidiaries	3,751	567	24	3,778	633	24
Associated Companies						
Finance & Insurance						
The Siam Industrial Credit PCL and affiliates	15	401	5	15	295	5
Siam Commercial New York Life Insurance PCL	-	60	-	-	64	-
SCB Leasing PCL	1,869	5	570	2,143	1	590
Vina Siam Bank (Vietnam)	-	9	-	-		-
Siam Panich Leasing PCL and affiliates	4,530	117	27	2,960	141	56
Service						
Siam Niti Law Office Co., Ltd.	-	7	1	-	5	1
Siam Cosmos Service Co., Ltd. and affiliates	-	41	-	-	48	-
Real Estate						
Christiani & Nielsen (Thai) PCL and affiliates	-	87	1,060	67	125	831
Others						
Saturn Inc. and affiliates	60	4	-	71	2	-
Nobleclear holding (BVI) Ltd.	-	-	138	-	-	139
Siam Press Management Co., Ltd.	-	27	-	-	31	-
Total associated companies	6,474	758	1,801	5,256	712	1,622
Related companies (10 % to 20 % Ownership)						
Finance & Insurance	350	-	-	346	-	-
Service	142	25	2	145	11	2
Real Estate	-	5	81	-	1	149
Others	404	2	-	568	52	-
Total related companies (10 – 20%)	896	32	83	1,059	64	151

.../83

Unit : Million Baht

	BANK					
	June 30, 2004			December 31, 2003		
	Loans	Deposits	Contingencies	Loans	Deposits	Contingencies
Related company (Shareholding through debt restructuring process)						
ITV PCL.	-	-	-	813	141	61
Bangkok Crystal Co., Ltd.	291	3	11	314	-	4
Sri U Thong Co., Ltd.	120	21	370	99	9	265
Fuel Pipeline Transportation Co., Ltd.	1,021	10	10	1,074	13	10
Thai Baroda Industries Co., Ltd.	1,061	2	637	1,118	2	633
BNH Medical Co., Ltd.	315	23	3	315	10	3
SG Land Co., Ltd. and affiliate	644	18	3	650	40	3
Mahachai Land Development Co., Ltd.	341	10	37	344	11	52
Sigma Concrete Co.,Ltd.	48	-	-	-	-	-
Total related companies (Debt restructuring process)	3,841	87	1,071	4,727	226	1,031
Related Company (Shareholding through other companies' debt restructuring process)						
Puen Pob Paet Co., Ltd.	-	1	-	-	1	-
CBNP(Thailand) Co., Ltd.	299	-	-	308	-	-
Siam Media and Communication Co., Ltd. and affiliate	257	2	1	263	3	2
The Dheves Insurance PCL.	-	49	11	-	87	4
Supapirom Co., Ltd.	-	2	-	-	2	-
Donmuang International Airport Hotel Co., Ltd.	-	20	5	-	13	5
Sonoco (Thailand) Co., Ltd.	-	-	-	-	21	5
Nava 84 Co., Ltd. and affiliate	-	1	-	-	1	-
Total related companies (Other companies' debt restructuring process)	556	75	17	571	128	16
Major-shareholder (10 %-20 % Ownership)						
The Crown Property Bureau	-	783	2	-	1,061	2
Subsidiaries and associated companies of major-shareholder (which were not included in the above lists)						
Subsidiaries	1	466	1	3	904	1
Associated Companies						
- Siam Sindhorn Co., Ltd.	4,400	74	5	4,474	56	10
- Others	2,125	420	276	1,611	418	268
Total related companies (Subsidiaries and associated companies of major-shareholder)	6,526	960	282	6,088	1,378	279
Companies owned / controlled by the Bank' s directors / management	11	55	33	17	11	19
Officers from departmental managers upward	126	591	-	121	473	-
Total	22,181	3,908	3,313	21,617	4,686	3,144

3. Summaries of all press releases and materials published or distributed to shareholders translated into English.

- List of Information furnished to shareholders since June 2003.

Document No.	Date Published, or distributed	Document
1	Jun 3, 2004	Conversion date of preferred shares of Siam Commercial Bank into ordinary shares
2	Jun 30, 2004	Result of final warrant exercise for preferred shares
3	Jul 5, 2004	Conversion of preferred shares of Siam Commercial Bank into ordinary shares
4	Jul 21, 2004	Notification as to the result of Conversion of Subordinated Convertible Debenture

ธนาคารไทยพาณิชย์
SIAM COMMERCIAL BANK

- TRANSLATION FROM THAI TEXT -

BSS 2-470220 June 3, 2004

President,

The Stock Exchange of Thailand

Re: Conversion date of preferred shares of Siam Commercial Bank into ordinary shares

Dear Sir,

Pursuant to Siam Commercial Bank PCL's issuance in April 1999 of 2,500,000,000 preferred shares, the preferential rights assigned to these shares have a duration period of 10 years commencing May 10, 1999. Holders of the preferred shares are entitled to convert them into ordinary shares of the Bank at a ratio of 1:1 at every 3-month interval namely, March 31, June 30, September 30, and December 31 of each year.

The procedure for the next conversion date on June 30, 2004 is as follows:

Conversion Notice	June 15 – 29, 2004
Exercise Date	June 30, 2004
Exercise Procedure	(1) Any holder of preferred shares may, within business hours, file a conversion notice with Thailand Securities Depository Company Limited or securities company which is its broker for securities trading.
	(2) Any holder of preferred shares may obtain form of conversion notice at Thailand Securities Depository Company Limited or securities company which is its broker for securities trading.
	(3) Documents required to be delivered for conversion are: 1. form of conversion notice as prescribed by the Bank; 2. preferred shares certificate or any replacement thereof (as prescribed by SET); and

/ 3. in case

3. in case of an individual, a copy of personal identification card, alien identification card or passport (as the case may be), all of which have to be certified correct by the owner of such card or passport,

   in case of a corporate entity, a copy of affidavit, certifying its juristic person status issued no more than 1 year prior to the date of filing together with a copy of personal identification card of the director who has authority to sign on behalf of such a corporate entity certified correct by the owner of such card.

Place for Exercise

(1) Thailand Securities Depository Company Limited; or

(2) any securities company which is the broker of such holder of preferred shares for securities trading.

Please be informed accordingly.

Yours faithfully,

The Siam Commercial Bank PCL

(Siribunchong Uthayophas)

Company Secretary

ธนาคารไทยพาณิชย์
SIAM COMMERCIAL BANK

- Translation from Thai Text -

BSS. 2-470288 June 30, 2004

President,

The Stock Exchange of Thailand

Re: Result of final warrant exercise for preferred shares

Dear Sir,

Pursuant to Siam Commercial Bank PCL's issuance of 115,000,883 5-year warrants (SCB-W) on June 22, 1999 to subscribers of the Bank's new common share issued during December 18 - 24, 1997, the warrants may be exercised every 3 months on March 22 (notification date March 8 - 21) June 22 (notification date June 8 - 21) September 22 (notification date September 8 - 21) and December 22 (notification date December 8 - 21) each year at a ratio of 1 warrant for 1 preferred share at an exercise price of Bt38.70 per share. Holders can contact any branch of the Bank for exercise of the warrants.

For June 22, 2004, the results of final warrant exercise are as follows:

Warrants		
Initial issue	115,000,883	units
Already exercised	1,646,862	units
Exercise applications, final period	110,468,708	units
Outstanding unexercised warrants	2,885,313	units
Preferred Shares		
Preferred shares issuable for warrant exercise	115,000,883	units
Preferred shares already issued	1,646,862	units
Exercise applications, final period	110,468,708	units
Remaining preferred shares issuable	2,885,313	units
Warrant exercise in this period by nationality		
Non-Thai nationals	80,598,508	shares
Thai nationals	29,870,200	shares

Please be informed accordingly.

Yours faithfully,
The Siam Commercial Bank PCL

(Siribunchong Uthayophas)
Company Secretary

ธนาคารไทยพาณิชย์ จำกัด (มหาชน) สำนักงานใหญ่ ทะเบียนเลขที่ "บมจ.84" 9 ถนนรัชดาภิเษก แขวงลาดยาว เขตจตุจักร กรุงเทพฯ 10900 โทร. (0) 2544 1111
Siam Commercial Bank PCL. Head Office ; 9 Rutchadapisek Road, Jatujak, Bangkok 10900 Thailand Tel. (0) 2544 1111

ธนาคารไทยพาณิชย์
SIAM COMMERCIAL BANK

- Translation from Thai Text -

BSS 2-470294 July 5, 2004

President,
The Stock Exchange of Thailand

Re: Conversion of preferred shares of Siam Commercial Bank into ordinary shares

Dear Sir,

Pursuant to Siam Commercial Bank PCL's issuance in April 1999 of 2,500,000,000 preferred shares, and their subsequent listing on May 14, 1999, the preferential rights assigned to these shares have a duration period of 10 years commencing May 10, 1999. Holders of the preferred are entitled to convert them into ordinary shares of the Bank at a ratio of 1:1 at every 3-month interval namely, March 31, June 30, September 30, and December 31 of each year.

For the June 30, 2004 exercise date, applications for conversion were for 18,111,302 shares, resulting in changes in number of common shares and preferred shares of the Bank as follows:

Preferred Shares		
Initial number of preferred shares issued	2,500,000,000	Shares
Increase in preferred shares resulting from SCB - W exercise	112,115,570	Shares
Number of preferred shares already converted	(795,923,435)	Shares
Conversion per this exercise date (June 30, 2004)	(18,111,302)	Shares
Convertible preferred shares outstanding	1,798,080,833	Shares
Ordinary shares		
Number of ordinary shares outstanding prior to conversion	588,760,073	Shares
Previous conversion from subordinated debentures	124,069,262	Shares
Previous conversion from preferred shares	795,923,435	Shares
Conversion per this exercise date (June 30, 2004)	18,111,302	Shares
Total ordinary shares outstanding	1,526,864,072	Shares
No. of new converted shares held by **foreign** shareholders	14,302,239	Shares
No. of new converted shares held by **local** shareholders	3,809,063	Shares

Please be informed accordingly.

Yours faithfully,
The Siam Commercial Bank PCL

(Siribunchong Uthayophas)
Company Secretary

ธนาคารไทยพาณิชย์ จำกัด (มหาชน) สำนักงานใหญ่ ทะเบียนเลขที่ "บมจ.84" 9 ถนนรัชดาภิเษก แขวงลาดยาว เขตจตุจักร กรุงเทพฯ 10900 โทร. (0) 2544 1111
Siam Commercial Bank PCL. Head Office ; 9 Rutchadapisek Road, Jatujak, Bangkok 10900 Thailand Tel. (0) 2544 1111

PL 14

ธนาคารไทยพาณิชย์
SIAM COMMERCIAL BANK

- Translation from Thai Text -

No. Tor Thor. 31-470790 July 21, 2004

Subject: Notification as to the result of Conversion of Subordinated Convertible Debenture

To: The President

The Stock Exchange of Thailand

Pursuant to the issuance of the Bank's Baht 6 Billion subordinated convertible debentures on 16th October 1998 with a tenor of 7 years maturing 2005 offered to investors having been characterized or classified as described in the 17 types of investors under the Announcement of the Securities and Exchange Commission, the Bank would like to notify the result of conversion on July 16, 2004 of which exercise price is Baht 30 pershare as follows:

	Description	Unit
1.	Subordinated convertible debentures at first placement	6,000,000
	Converted debentures	3,722,080
	Debentures requested conversion	349,500
	Outstanding unconverted debentures	1,928,420
2.	Common stocks accommodated conversion	200,000,000
	Converted - common stocks	124,069,262
	Requested conversion - common stocks	11,649,995
	Outstanding common stocks for conversion	64,280,743
3.	Debenture-converted-common stocks in this exercise held by Foreign investors	-
	Debenture-converted-common stocks in this exercise held by Thai investors	11,649,995

Please be informed accordingly.

Yours faithfully,

The Siam Commercial Bank PCL

(Siribunchong Uthayophas)

Company Secretary

SCB Update

SIAM COMMERCIAL BANK
ธนาคารไทยพาณิชย์

A publication of The Siam Commercial Bank PCL. Issue 2/2004 (July 2004)

The Siam Commercial Bank PCL announces the unaudited results of operation for the second quarter of 2004

The Siam Commercial Bank PCL announces the preliminary results of operation for the first half of 2004, net profit increased almost two folds to Baht 11,727 million from Baht 5,971 million a year earlier. The sales of the Bank's non-core equity investments resulted in gain on investment of Baht 5,674 million.

For the second quarter of 2004, net profit was Baht 4,869 million, a decline from Baht 6,858 million in the first quarter of 2004 due mainly to lower gain on investment. However, net profit for this quarter increased significantly from Baht 2,895 million in the second quarter of 2003.

Khunying Jada Wattanasiritham, *President & Chief Executive Officer said,* "Core operating performance in the second quarter was satisfactory and in line with our strategy to focus on growth after we have built a strong foundation through the Change Program over the past 2 years. In the first half of this year, net loan extension rose markedly at 10.9% or by Baht 55,052 million. Besides, we were able to maintain net interest income and net interest margin at steady levels. Fee and service income increased according to plan."

Dr. Vichit Suraphongchai, Chairman of the Executive Committee said of the Bank's strategy for the second half of this year, "We will focus on quality growth in both our core businesses and our financial group in line with our strategy to be the Universal Bank."

Significant items of operating results in the second quarter of 2004:

1. Net interest and dividend income

Net interest and dividend income was Baht 4,914 million, up Baht 169 million from the previous quarter and Baht 290 million from the second quarter of 2003.

Given loan expansion, interest income from loans increased by Baht 618 million from the previous quarter. The figure includes Baht 140 million in extra interest income from restructured loans.

(Continued on page 2)

In this issue

SCB's Strategic Thrust in Corporate Banking

Since late 2003, SCB has pursued a strategy to become the Universal Bank providing full financial services. In the meantime the Bank reorganized and realigned business units so that it can deliver a variety of attractive products and services to all customer groups ranging from retail, SME, and corporate. SCB works with its affiliates to provide a wider range of products and services such as securities and investment banking, asset management, insurance, and hire purchase.

Corporate customers are a key group that provides the Bank with sustainable income. The Bank's corporate banking strategy is based on building good relationships, high quality as well as diversity of products & services. To further enhance its service to corporate customers, the Bank has realigned its corporate function into 3 divisions: Corporate Division, SME Division, and Business Products Division - trade finance, investment banking and other financial market products.

The strategy of corporate banking is to expand the customer base. At present, SCB has Relationship Managers (RM) who are responsible for taking care of and providing the right products and services to customers. Furthermore, we have Business Development Managers (BDM) who concentrate on building relationships with new customers. Their tasks include developing market plan, doing business research, and being specialists in each business sector. On the supply side, the Bank offers a full range of products and services to meet all customers' needs, such as bond underwriting, credit facilities to large corporate, and attached products & services for their upstream and downstream business-suppliers, distributors, and dealers, for instance. Examples of attached products & services are term loan, business cash management, financial-market products and trade finance.

Overall, SCB intends to offer our customers with superior services - seamless services - through collaboration among business units in the Bank. Each unit will have clear roles but the same objective. Teamwork will be applied from the core unit at the Head Office to the branch network and further to SCB's affiliates -- insurance company and security company, for instance. SCB and its financial group have strong presence in most business activities and provide full - fledged banking services to customers.

Continued from page 1

Interest and dividend income from investment declined from the previous quarter, mainly due to the booking of dividend from Vayupak Fund in the first quarter.

Higher net interest income improved net interest margin to 2.60% in this quarter, up from 2.53% in the previous quarter.

2. Non-interest income

Non-interest income from core business operation totaled Baht 2,251 million, a decline of Baht 107 million from the previous quarter. The decrease is attributed to lower gain on foreign exchange of Baht 211 million, due to accounting adjustment and special income booked in the first quarter. Fee and service income increased by Baht 57 million from loan-related business expansion resulting in higher credit-related fee income. Other fee income including card businesses, bancassurance, and cash management continued to gain good momentum.

This quarter, gain on investment decreased from Baht 3,635 million to Baht 2,039 million due to smaller sales of securities. This quarter, the Bank continued to divest its non-core equity investments. Income from subsidiaries and associated companies was down by Baht 415 million to Baht 110 million due to the booking of accrued expense in a subsidiary's account and the slow down in the stock market.

Overall, non-interest income was Baht 4,400 million, a decline of Baht 2,118 million from Baht 6,518 million in the previous quarter. Compared to the second quarter of last year, non-interest income increased by Baht 2,228 million from Baht 1,963 million increase in gain on investment and Baht 481 million increase in fee and service income. Gain on exchange, on the other hand, declined by Baht 143 million and income from subsidiaries and associated companies decreased by Baht 125 million.

3. Non-interest expenses

Total non-interest expenses were Baht 3,844 million, up Baht 39 million from Baht 3,805 million in the previous quarter.

- Personnel expenses declined by Baht 202 million to Baht 1,225 million as the Bank had booked special bonus to employees in the first quarter of 2004. In this quarter, the Bank transferred personnel from the subsidiaries in credit card and IT, resulting in higher personnel expenses.
- Premises and equipment expenses were up by Baht 176 million or 23.8% mainly from cost on re-branding program and IT system.
- Taxes and duties increased by Baht 13 million to Baht 283 million.
- Fee and service expenses declined by Baht 79 million due to the consolidation of the credit card subsidiary which led to lower fee.
- Directors' remuneration was up by Baht 10 million to Baht 39 million from bonus payment approved by the shareholders.
- Other expenses increased by Baht 102 million to Baht 412 million, mainly from business promotion expenses.

Compared to the same quarter of last year, non-interest expenses increased by Baht 543 million due to increases of Baht 210 million in premises and equipment expenses, Baht 156 million in personnel expenses and Baht 164 million in other expenses.

Although expenses increased, income rose simultaneously, resulting in stable operating cost to income ratio compared to the last quarter at 53.6%. However, it rose from 50.0% in the second quarter of last year.

4. Loan loss provision

In the second quarter of this year, the Bank set aside Baht 600 million as general reserve. As at June 30, 2004, loan loss provision totaled Baht 71,312 million and loan loss coverage ratio was 83.6%.

Balance sheet as at June 30, 2004

1. Loans and Deposits

As at June 30, 2004, total loans outstanding before allowance for doubtful accounts were Baht 561,345 million, an increase of Baht 55,052 million or 10.9% from the end of last year, and an increase of Baht 36,119 million or 6.9% from last quarter.

Good loans expanded by Baht 62,205 million or 15.8% while loans from Special Assets Group declined by Baht 7,152 million or 6.3%.

Loan extension in all sectors was stepped up. Compared to the end of last year, Corporate loans increased by Baht 22,672 million or 11.5%, SME loans increased by Baht 8,643 million or 10.9%, Retail loans increased by Baht 16,646 million or 14.3% and other loans increased by Baht 14,244 million.

Unit: Million Baht

	30 Jun 04	31 Mar 04	% qoq	31 Dec 03	% ytd
Loans	561,345	525,226	6.9	506,293	10.9
Good Bank	455,817	414,996	9.8	393,612	15.8
- Corporate	220,185	206,934	6.4	197,513	11.5
- SME	88,022	83,816	5.0	79,379	10.9
- Retail	133,366	124,006	7.5	116,720	14.3
- Others	14,244	240	5,835.0	-	NA
Bad Bank	105,528	110,231	4.3	112,680	-6.3
Deposits	611,567	623,120	-1.9	607,132	0.7
Loan to deposits ratio	91.8%	84.3%		83.4%	

Deposit growth rates of 0.7% ytd and -1.9% qoq to Baht 611,567 million were less than loan growth. Loan to deposit ratio consequently improved to 91.8% from 83.4% at the end of 2003.

2. Investments

Investments totaled Baht 139,876 million, a decline of 5.2% from the end of last year or 5.9% from the previous quarter due to the divestment of shares in non-core businesses and liquidity management.

3. Borrowings

Borrowings decreased by 21.1% from the end of last year to Baht 18,960 million as the USD subordinated convertible bonds amounting to Baht 3,810 million matured in January 2004.

4. Shareholders' equity

At June 30, 2004, shareholders' equity stood at Baht 77,454 million, equivalent to book value per share of Baht 24.10. Shareholders equity rose Baht 1,930 million from the end of last year.

The increase in shareholders' equity was mainly from:

- Baht 11,727 million of profit for the period
- Baht 1,557 million of the conversion of subordinated convertible bond
- Baht 4,275 million of the warrant exercise.

The decrease was mainly from

- Dividend payment of Baht 4,487 million for 2003 operations
- Baht 11,184 million decrease in surplus on investment revaluation from sales of investment and decline in stock values on the back of poor market condition.

Total Capital Funds

Total capital funds (tier 1 and tier 2) at June 30, 2004 were Baht 70,890 million or approximately 12.8% of total risk assets, of which 8.4% was tier 1 capital.

If including Baht 11,727 million profit of the first half of 2004 and paid-up capital from the exercise of warrants amounting to Baht 4,275 million and registered during the beginning of July, 2004, Tier 1 ratio would be 11.3% and total capital funds would be 15.7%.

Non-Performing Loans (NPLs)

As at June 30, 2004, non-performing loans (NPLs) according to the Bank of Thailand's new definition were Baht 85,287 million or 15.0%, a decline of Baht 1,815 million from Baht 87,102 million or 16.3% at the end of the first quarter of 2004. The decrease can be attributed to progress of debt restructuring and write off.

Classified Loan and Allowance for Doubtful Account

Unit: Million Baht

	[illegible]	[illegible]	[illegible]
Normal	474,063	434,076	416,383
Special Mention	8,749	11,137	6,945
Substandard	7,447	4,897	5,404
Doubtful	4,867	7,698	11,260
Doubtful Loss	72,973	74,507	73,105
Total	**568,100**	**532,316**	**513,097**
Total Allowance	**71,418**	**71,890**	**72,080**
Non-performing Loans (Substandard and lower)	85,287	87,102	89,769
% of Total Classified Loan	15.0%	16.3%	17.5%

Note : Non-performing loans (NPLs) figures are stated per Bank of Thailand's new definition according to the announcement dated January 16, 2003, which includes principal amount of Substandard, Doubtful and Doubtful Loss loans per BoT Classification and Doubtful Loss loans which are 100% provisioned and already written off.

SCB Received 9 Awards from Leading Institutions

During the first half of this year, SCB received 9 awards from leading domestic and international institutions. The Bank was named the 'Best Bank in Thailand' for the fourth consecutive year by The Asset Magazine, the 'Best Domestic Commercial Bank in Thailand' for third consecutive year by Asiamoney Magazine, and 'The Best Emerging Market Bank in Thailand 2004' by Global Finance Magazine.

The other 6 awards were given for SCB's financial services. SCB won the 'Best Bond House', 'Top Underwriter', and 'Deal of the Year 2003 Award' from Thai Bond Dealing Center (Thai BDC). Asiamoney Magazine named SCB as the 'Best Domestic Bond House in Thailand' and Euromoney Magazine awarded SCB 'Best Investment Bank'. Recently SCB was voted the 'Best Domestic FX Bank in Thailand' in a poll of over 3,000 leading financial institutions in the Asia-Pacific region conducted by Asiamoney Magazine.

These accolades underline SCB's leading position in the capital market as a provider of full financial services such as underwriting, debentureholder's representative, registrar, and custodian.

Awards as the best bank in Thailand affirm SCB's continuing developments in key areas such as operating performance, NPL resolution, the progress under the Change Program-branch modernization, building SCB brand, and customer focused work processes and the formation of SCB financial group that comprises security company, asset management company, life and non-life insurance company, and hire-purchase company to meet customer needs.

Changes in the Board of Directors

Mr. Sohei Sasaki and Mr. Verachai Tantikul resigned from SCB's Board of Directors effective May 14, and July 1, respectively. The Board appointed **Mr. Prakob Tantiyapong**, Deputy Permanent Secretary, Minister of Finance, as a director of the Bank to fill the position vacated by Mr. Verachai Tantikul, effective July 19, 2004.

Senior Executive Appointments



Mr. Sirichai Sombutsiri

Appointed Position Senior Executive Vice President, Corporate Banking Group, Effective March 1, 2004

Former Position Executive Vice President, Corporate Relationship Group



Ms. Kannika Ngamsopee

Appointed Position Executive Vice President, Chief Financial Officer, Effective March 1, 2004

Former Position Executive Vice President, Chief Audit Executive



Mr. Grish Attagrish

Appointed Position Executive Vice President, Corporate Division 2, Effective July 1, 2004

Former Position Senior Vice President, Corporate Division 2



Mr. Chiravuthi Bunyasiri

Appointed Position Executive Vice President, Special Assets Corporate Sector, Effective July 1, 2004

Former Position Senior Vice President, Special Assets Corporate Sector



Ms. Sutharntip Phisitbuntoon

Appointed Position Executive Vice President, Credit Risk Division, Effective July 1, 2004

Former Position Senior Vice President, Credit Risk Division

Khun Anand Panyarachun Awarded International Integrity Medal

On April 21, 2004, The Kuala Lumpur Society for Transparency and Integrity (Transparency International Malaysia) awarded its International Integrity Medal to **SCB director, Khun Anand Panyarachun.** In announcing the award, Tanku Abdul Aziz Tanku Ibrahim, the president of the Kuala Lumpur Society for Transparency and Integrity drew attention to the way Khun Anand Panyarachun had changed the constitutional face of Thailand.

The award recognizes foreign statesmen and women, and other high-rank public officials whose integrity and personal commitment to confront corruption have made a positive and decisive difference to the lives of people. Former recipients of the award were Singapore's Senior Minister, **Lee Kuan Yew** in 2000 and **Mr. Goh Khun**, current Prime Minister of Korea.

Resolutions of the Annual General Meeting of Shareholders No.181

The Annual General Meeting of Shareholders of The Siam Commercial Bank PCL, held on Thursday, April 8, 2004 passed the following resolutions by majority votes :

(1) To adopt the Minutes of the Annual General Meeting of Shareholders No.180.
(2) To acknowledge the Board of Directors' report on year 2003 operations
(3) To approve the financial statements for the year ended 31 December 2003
(4) To approve the allocation of profits and dividend payment to shareholders holding preferred shares and ordinary shares at Baht 1.40 per share
(5) To approve the allocation of directors' bonus at the rate of 0.5 percent of dividend
(6) To re-elect the directors retired by rotation
(7) To appoint Deloitte Touche Tohmatsu Jaiyos Co.,Ltd. as the Bank's auditors for the year 2004 and to fix the auditing fee and other expenses at Baht 9.2 Million
(8) To approve the seven amendments to the Bank's Articles of Association in matter of common practices and regulations.
(9) To approve the amendment to Clause 4 of the Bank's Memorandum of Association in line with the conversion of convertible preferred shares into ordinary shares in year 2002

The resolutions were filed with The Stock Exchange of Thailand (SET) on April 9, 2004 and publicly disclosed via SET's website (www.set.or.th) and SCB's website (www.scb.co.th). The Minutes of the General Meeting No.181 were also disclosed to the public on SCB's website.

Summary of Financial Statements,
Bank only

Balance Sheet

	Jun 30, 04 (Unaudited)	Dec 31, 03 (Audited)
	Unit: Million Baht	
ASSETS		
Cash	10,620	13,059
Interbank and money market items	49,778	55,619
Securities purchased under resale agreements	12,000	42,100
Net investment in securities	139,876	147,600
Total loans and accrued interest receivables	562,913	507,964
(before loan loss provision deduction)		
Loan loss provision and revaluation allowance for	(71,312)	(71,961)
debt restructuring		
Other assets	41,062	41,876
Total Assets	**744,937**	**736,257**
LIABILITIES AND SHAREHOLDERS' EQUITY		
Deposits	611,567	607,132
Interbank and money markets items	16,181	10,851
Borrowings	18,959	24,043
Other liabilities	20,776	18,707
Total Liabilities	**667,483**	**660,733**
Total Shareholders' Equity	**77,454**	**75,524**
Total Liabilities and Shareholders' Equity	**744,937**	**736,257**

Profit and Loss Statement

For half year ended June 30,

	2004 (Unaudited)	2003 (Audited)
	Unit: Million Baht	
Interest and dividend income	12,685	14,238
Interest expenses	3,026	4,966
Net interest and dividend income	9,659	9,271
Non-interest income	10,918	4,301
Non-interest expenses	7,649	6,400
Bad debt and doubtful accounts and loss on debt restructuring	1,200	1,200
Net Income	**11,728**	**5,971**
Basic Earnings per share (Baht)	6.38	4.88
Diluted Earnings per share (Baht)	3.45	1.82
Return on Assets (ROA) (%)	3.2	1.8
Return on Equity (ROE) (%)	30.7	19.1

Remarks: *1. Equity Method is used in the Bank's accounting.*

2. The Bank presents earnings per share in accordance with new accounting standard. The new standard required that earnings per share should be stated in 2 items: basic earnings per share and diluted earnings per share. The Bank therefore disclosed basic earnings per share and diluted earnings per share. Basic earnings per share is calculated from net income divided by the number of common shares while diluted earnings per share is calculated from net income divided by number of common share plus preferred shares, and shares allocated for the conversion of warrant and convertible bonds. The new method replaces the Bank's former method which is net profit divided by the number of common shares plus preferred shares.

3. Details of the Bank's financial statements, Consolidated financial statement after audited by independent auditor can be obtained from the website http:// www.scb.co.th in September 2004.

SCB's Credit Ratings Upgrades

During May-June, two leading credit rating agencies, FitchRatings and Standard & Poor's upgraded the credit ratings of SCB and other Thai commercial banks after the previous upgrades in the second half of 2003. The upgrades were made on the back of improving economic condition, the pick-up in the property market that helps problem loans resolution. Thai commercial banks have made good progress in non-performing assets management, building solid capital base, improving profitability and conservative provisioning policy. More importantly, Standard & Poor's has mentioned that there would be higher probability for credit ratings upgrade for SCB.

	Credit Rating	
	Current	Former
Standard & Poor's (upgraded on June 24, 2004)		
Long-term Counterparty	BB+	BB
Short-term Counterparty	B	B
Subordinate Foreign Currency	B+	B+
Certificate of Deposit	BB/B	BB/B
Outlook	Positive	Positive
Fitch Ratings (upgraded on May 31, 2004)		
Foreign Currency		
- Senior Long-term	BBB	BBB-
- Short-term	F3	F3
- Subordinated	BBB-	BB+
Individual	C/D	D
Support	2	2
Outlook	Stable	Stable

Branch's New Working Hours

SCB has changed service hours at 25 branches in Bangkok and upcountry to suit the different life styles in each area. Until recently all branches had uniform working hours- from 8.30 am to 3.30 pm. Now service hours are different and some branches provide extended service hours. For example, branches in office areas are open until 5.30 pm, some branches in other areas are open until 4.30 pm. Some branches are open on Saturdays, or everyday such as Siam Square Branch. For details on new working hours at particular branch, call SCB Call Center at 02-777-7777.

SCB Offers First Class Motor Insurance

In cooperation with SCB's non-life insurance subsidiary, Samaggi Insurance PCL, customers can now purchase their first class motor insurance policies at SCB branches. After payment, the coverage is effective immediately. The service is now available at all branches in Bangkok and vicinity areas. Sales at upcountry branches will start October 1.

Empowering Thai Business

During the first half of 2004, SCB extended over Bt 30,000 million in credit facilities (net) to Thai businesses, up 11.3% from the end of 2003 on strong economic conditions. Many industries especially large corporates were expanding - for instance public utilities, oil business, petrochemical, construction contractors, and building materials. To help companies raise funds directly from the public, SCB is also the leader in bond market activities. For the first half of 2004, SCB was ranked as the top lead underwriter with total underwriting value of Bt 15,250 million or 30% of total market value. For SME, beside providing credit facilities, SCB in conjunction with government agencies have organized a series of seminars dealing with sophisticated topics in finance, management, and governance for SME entrepreneurs in order to enhance their competitive edge.



SCB was appointed an underwriter of PTT's Bt 19,000 million debentures. In the picture, Dr. Vichit Suraphongchai, Chairman of the Executive Committee at the contract signing ceremony with Mr. Prasert Bunsumpun, President of PPT and other banks' executives. (May 2004)


mai

SCB, the Federation of Thai Industries, and Market for Innovative Investment (MAI) hosted a seminar on "Good Governance & Competitiveness Program" for SME entrepreneurs. Ms. Paspun Suwanchinda, Executive Vice President, was the Bank's representative at the press conference. (January 2004)



SCB extended credit facilities to Metropolitan Water Works Authority of Thailand (MWA) to refinance foreign debts. In the picture, Khunying Jada Wattanasiritham, President & CEO of the Bank and Mr. Sudthum Chatvalvong, Governor of MWA signed the Bt 4,200 million credit agreement. (February 2004)

Share Conversion and Final Warrant Exercise

At the last exercise period on June 22, warrant holders applied for conversion 110.5 million units into preferred shares.

Warrants at first issuance as of June 1999	115,000,883	Units
Exercised Warrants before June 2004	1,646,862	Units
Last Conversion in June 2004	110,468,708	Units
Unexercised Warrants	**2,885,313**	**Units**
Exercised Warrants by Foreign Investors	80,598,508	Units
Exercised Warrants by Local Investors	29,870,200	Units

At end June 2004, SCB had 3,324,944,905 outstanding shares, comprising of 1,526,864,072 ordinary shares and 1,798,080,833 preferred shares. The change in ordinary shares was from conversion of preferred share and subordinated debentures, and the change in preferred shares was from conversion into ordinary shares and conversion of SCB warrants.

Share Conversion during First Half of 2004

Unit: Share

Ordinary Shares as of December 2003		1,399,280,318
Add	Share conversion from subordinated debentures	49,861,305
	Share conversion from preferred shares	77,722,449
Ordinary Shares*		1,526,864,072
Preferred Shares as of December 2003		1,763,886,747
Less	Share conversion into ordinary shares	77,722,449
Add	Share conversion from SCB-W	111,916,535
Preferred Shares*		1,787,080,833
Total Shares as of June 2004*		3,324,944,905

** Include 110,468,708 preferred shares converted from SCB-W on June 22 and 18,111,302 ordinary shares converted from preferred shares on June 30 which were registered with the Ministry of Commerce in July 2004.*

SCB's Financial Calendar

Jul 2-16, 04	Application submission of subordinated debentures
Jul 16, 04	Exercise date for subordinated debentures
Sep 15-29, 04	Application submission of SCB-P
Sep 30, 04	Exercise date for SCB-P
Oct 2-16, 04	Application submission of subordinated debentures
Oct 18, 04	Exercise date for subordinated debentures
Dec 16-30, 04	Application submission of SCB-P
Dec 30, 04	Exercise date for SCB-P
Jan 2-16, 05	Application submission of subordinated debentures
Jan 17, 05	Exercise date for subordinated debentures
Mar 16-30, 05	Application submission of SCB-P
Mar 31, 05	Exercise date for SCB-P

Stock Movement in First Half of 2004

The SET index continued on its robust path from the end of year 2003, peaking at 794 points on January 12, the highest in 7 years and for the first half of this year. SCB share price also rose to its peak at Baht 54.50 on January 5 and January 13 then it turned bearish following concerns over widespread bird flu outbreaks and BoT's tighter provisioning rules for commercial banks. For a brief period in early February, SCB share price moved sideways up when most negative factors were already in the price. Then, market sentiment as well as SCB share price were pulled down by a string of bad news, namely the return of bird flu, foreign brokers' unfavourable views on Thai stocks, uncertainty over SEC and SET's actions to tighten rules, violence in the South, and news of some banks' plans to increase capital.



SET Index
SCB Stock Price (Baht)
800
750
700
650
600
550
60
55
50
45
40
35
SET
SCB-P
SCB
January
February
March
April
May
June

SCB share price briefly rebounded in early April on speculation of good 1Q04 operating results. Since April 19, the ex-dividend date of SCB stock, the share price continued its correction path to bottom at Baht 40.75 amid negative impacts of recurring violence in the South, sharp increase in the oil prices, and China's plan to cool down its economy. However, in late June, the stock price was less volatile and on its sideways up, supported by FitchRatings and Standard & Poor's rating upgrades for SCB and other commercial banks.

The price of SCB preferred share moved in line with that of the ordinary share. SCB warrant with 1:1 conversion right to preferred share at Baht 38.7 reached its peak at Baht 16.3 on January 12 and moved downward following the preferred share price. At its last trading day on May 18, SCB warrant closed at Baht 2.04.

SIAM COMMERCIAL BANK
ธนาคารไทยพาณิชย์

SCB Update is a newsletter of the Siam Commercial Bank PCL.
For further information, please contact Investor Relations Division at SCB's Head Office,
9 Rutchadapisek Road, Jatujak, Jatujak, Bangkok 10900 Tel. 66-2544-4222, Fax : 66-2937-7931
Website : http://www.scb.co.th E-mail Address : investor@scb.co.th
Reuter : SCB.BK, SCBf.BK, SCB_p.BK, SCBp.BK Bloomberg : SCB TB, SCB/F TB, SCB/P TB, SCB/Q TB

-- Translation -

No. Gor 09457

Garuda Emblem

Department of Business Development,
Ministry of Commerce

Certificate

This is to certify that The Siam Commercial Bank Public Company Limited has been registered as a juristic person under Public Limited Companies Act, Registration No. Bor Mor Jor. 84 on February 19, B.E. 2536 (A.D. 1993). The registered particulars are as follows:

1. Directors consist of 16 persons namely:

1) Mr. Anand Panyarachun
2) Mr. Chirayu Isarangkun Na Ayuthaya
3) Khunying Jada Wattanasiritham
4) M.R. Disnadda Diskul
5) Mr. Peter Seah Lim Huat
6) Mr. John William Hancock
7) Mr. Vichit Suraphongchai
8) Mr. Verachai Tantikul
9) Mr. Bodin Asvanich
10) Mrs. Kannikar Chalitaporn
11) Mr. Maris Samaram
12) Mr. Tiraphot Vajrabhaya
13) Mr. Pichai Chunhavajira
14) Mr. Sumate Tanthuwanit
15) Mr. Sohei Sasaki
16) Mrs. Pantip Surathin

2. Authorization and limitation of authorization of the directors

2.1 Name and number of the directors having been authorized to sign on behalf of the Company are Mr. Chirayu Isarangkun Na Ayuthaya, Chairman of the Board of Directors, or Mr. Vichit Suraphongchai, Chairman of Executive Committee, or Khunying Jada Wattanasiritham, President and Chief Executive Officer, may solely sign or Mr. Bodin Asvanich and Mrs. Kannikar Chalitaporn may jointly sign.

2.2 Limitation of authorization of the directors is-none-

3. Capital

3.1 Registered capital is Baht 70,000,000,000 (Seventy Thousand Million Baht).

3.2 Paid up capital is Baht 32,048,728,700 (Thirty Two Thousand Forty Eight Million Seven Hundred Twenty Eight Thousand and Seven Hundred Baht).

SIAM NITI LAW OFFICE CO., LTD.
Certified Correct Translation
Kidanant Chinnagorn
(Ms. Kidanant Chinnagorn)

4. The address of the principal office is No. 9 Ratchadapisek Road, Kwaeng Ladyao, Khet Jatujak, Bangkok Metropolis.

5. The objectives of the Company consist of 9 items and are as appeared in the copy annexed hereto in 3 pages which bear the signature of the Registrar and is affixed with the seal of the Department of Business Development.

Issued on April 1, B.E. 2547 (A.D. 2004)

-Signature-
(Mrs. Varaporn Pansung)
Registrar

Department of Business Development Garuda Emblem Ministry of Commerce

Remarks : The former name of this Company is "The Siam Commercial Bank, Limited", Registration No. 6. The Company registered the conversion of its status to be a Public Limited Company on February 19, B.E. 2536 (A.D. 1993).

SIAM NITI LAW OFFICE CO., LTD.
Certified Correct Translation
Kidanant Chinnagorn
(Ms. Kidanant Chinnagorn)

-Translation-

This documents is attached to the Certificate -Signature- (Mrs. Varaporn Pansung) Registrar

Department of Business Development Garuda Emblem Ministry of Commerce

April 1, B.E. 2547 (A.D. 2004)

The Company has 9 objectives as follows:

(1) To conduct the business of commercial banking as any other commercial banks in Thailand and elsewhere as such business is conducted and permitted by law, and to transact all matters and things in connection with the commercial banking business as follows:

(a) To receive money to be deposited or paid into a current account, fixed deposit account, savings account or any other account, or to receive money on deposit by issuing certificate of deposit or any instrument of rights with or without allowance for interest.

(b) To lend money, provide overdraft or other credit facilities by any other means or invest in money, with or without security.

(c) To purchase, sell, carry on the business of discounting, or dispose of by any means, foreign currencies, bonds, debentures, bills, letters of credit, notes, warrants, financial instruments, debt instruments, instruments or evidence of right, or any other instruments, shares, debentures, as well as all types of securities issued, executed, purchased or procured by the Company or by any other person by any means whatsoever.

(d) To provide guarantee of debts, liabilities and performances of any persons under any agreements, including issuing or receiving letters of credit or any commercial documents.

(e) To take deposit, safe-keep or manage assets and all kinds of interest by any means as well as to transact all kinds of business on behalf of persons, groups of persons, funds, organisations or other agencies, both private and governmental, whether in Thailand or elsewhere.

(f) To act as an advisor and to provide advice, information service, analysis or project planning or appropriate financial investment ; to act as an advisor in acquisitions, mergers, amalgamations, applications to be a registered company or registered securities in the Securities Exchange of Thailand or in any other places where there is trading of securities including the operation or rendering of all kinds of

SIAM NITI LAW OFFICE CO., LTD.
Certified Correct Translation
Kidanant Chinnagorn
(Ms. Kidanant Chinnagorn)

services regarding financial and investment business, whether in Thailand and elsewhere.

(g) To act as the securities registrar, agent, broker, commission agent or to undertake any other duty in the trading of shares, debentures or other securities, or in any business in financial, investment and commercial transaction or otherwise.

SIAM NITI LAW OFFICE CO., LTD.
Certified Correct Translation
Kidanant Chinnagorn
(Ms. Kidanant Chinnagorn)

-Translation-

This documents is attached to the Certificate -Signature- (Mrs. Varaporn Pansung) Registrar

Department of Business Development Garuda Emblem Ministry of Commerce

April 1, B.E. 2547 (A.D. 2004)

The Company has 9 objectives as follows:

(h) To transact all matters and things as any commercial bank may conduct pursuant to banking customs and practice or as it shall act or be permitted to perform as may appear to be conducive to the attainment of the above objectives or any of them.

(i) To engage in the business of being broker for life and non-life insurance.

(2) To establish branches or appoint agencies to transact all matters described in Clause (1) both in Thailand and elsewhere and to act as an agent for other commercial banks in operating commercial banking business.

(3) To purchase, provide, receive, lease, purchase or hire-purchase, acquire ownership, possess, improve, use, or otherwise acquire, with respect to any asset, right and duty, for the Company's own use or for other benefits of the Company or its employees.

(4) To sell or otherwise dispose of, assign, let on lease, let on hire-purchase, or grant rights to use or make use of all types of assets, rights and duties of the Company or others, including creating any pledges, mortgages, or other encumbrances on the said assets, rights and duties as security for the obligations or for the benefit of the Company's operation.

(5) To hold shares in any private limited company or any public limited company or to engage in any business as described herein with any persons, group of persons, fund organisations, or other agencies both private and governmental, whether in Thailand or elsewhere.

(6) To invest in money by way of deposit, subscribe, purchase or by any manner, in order to acquire any drafts, financial instruments, debt instruments, instrument or evidence of right, or any other instrument, shares, debentures, investment units, or other securities.

SIAM NITI LAW OFFICE CO., LTD.
Certified Correct Translation
Kidanant Chinnagorn
(Ms. Kidanant Chinnagorn)

(7) To provide financial support to any persons, group of persons, funds organisations or other agencies, both private and governmental, whether in Thailand or elsewhere.

(8) To make payment by cash or shares of the Company in consideration of any assets or rights purchased or acquired by the Company and in the event that the payment is made by delivery of shares, the holder of such shares may or may not be entitled to the dividend or may receive the capital return either before or after other shareholders.

SIAM NITI LAW OFFICE CO., LTD.
Certified Correct Translation
Kidanant Chinnagorn
(Ms. Kidanant Chinnagorn)

–Translation–

This documents is attached to the Certificate

-Signature-
(Mrs. Varaporn Pansung)
Registrar

Department of Business Development
Garuda Emblem
Ministry of Commerce

April 1, B.E. 2547 (A.D. 2004)

The Company has 9 objectives as follows:

(9) To issue and offer for sale of securities in forms of shares, debentures, investment units, warrants, drafts, bills, securities or any other instruments in whatever nature, as permitted or as prescribed or to be prescribed by the laws governing public company limited, securities and securities exchange or other laws, to the existing shareholders, public or any persons, at the price equivalent to value of such instruments or securities, or at the price lower or higher than those of the prescribed value.

No. 127613 17 MAY 2004
BANGKOK

SEEN AT THE MINISTRY OF
FOREIGN AFFAIRS

(MR. NAVA KANISTANOND)
Diplomatic Officer 7

Department of Consular Affairs
Ministry of Foreign Affairs of Thailand

Translator and owner of the document will primarily take responsibility for erroneous translation./ ผู้แปลและเจ้าของเอกสารเป็นผู้รับผิดชอบเบื้องต้นต่อการแปลที่ผิดพลาด

SIAM NITI LAW OFFICE CO., LTD.
Certified Correct Translation

(Ms. Kidanant Chinnagorn)

- Translation -

Bor Mor Jor. 005 Registered on April 1, B.E. 2547 (A.D. 2004) Page 1 of 1 page

Document attached to the application no.75470401-20

The Siam Commercial Bank Public Company Limited

Registration No. Bor Mor Jor. 84

Garuda Emblem
No.Gor 09458 (total 1 page)
The copy of this document is true and identical to the copy of its original received by the Department of Business Development on April 1, B.E. 2547 (A.D. 2004), issued on April 1, B.E. 2547 (A.D. 2004)
-Signature-
(Mrs. Varaporn Pansung)
Registrar

having been registered as a public limited company and having the following particulars:

1. Paid-up capital is 32,048,728,700 Baht (Thirty Two Thousand Forty Eight Million Seven Hundred Twenty Eight Thousand and Seven Hundred Baht)

2. Total amount of shares distributed 3,204,872,870 shares (Three Thousand Two Hundred Four Million Eight Hundred Seventy Two Thousand Eight Hundred and Seventy shares)

categorized into

(a) Shares to be paid-up in money
ordinary share 1,439,538,296 shares (One Thousand Four Hundred Thirty Nine Million Five Hundred Thirty Eight Thousand Two Hundred and Ninety Six shares)
preference share 1,765,334,574 shares (One Thousand Seven Hundred Sixty Five Million Three Hundred Thirty Four Thousand Five Hundred and Seventy Four shares)

(b) Shares to be paid-up other than in money
ordinary share - share (-)
preference share - share (-)

(c) Shares to be paid-up other than specified in (a) and (b)
ordinary share - share (-)
preference share - share (-)

having details of the appraisal of the property and the payment of share's price in accordance with (b) and (c) set out in the document attached hereto totaling - page

(Signed) -Signature- Applicant
(Khunying Jada Wattanasiritham)

SIAM NITI LAW OFFICE CO., LTD.
Certified Correct Translation
Kidanant Chinnagorn
(Ms. Kidanant Chinnagorn)

No. 127605 17 MAY 2004
BANGKOK

SEEN AT THE MINISTRY OF
FOREIGN AFFAIRS

(MR. NAVA KANISTANOND)
Diplomatic Officer 7
Department of Consular Affairs
Ministry of Foreign Affairs of Thailand

"Translator and owner of the document will primarily take responsibility for erroneous translation./ ผู้แปลและเจ้าของเอกสารเป็นผู้รับผิดชอบเบื้องต้นต่อการแปลที่ผิดพลาด"

- *Translation* -

No. Gor 09954 Garuda Emblem Department of Business Development, Ministry of Commerce

Certificate

This is to certify that The Siam Commercial Bank Public Company Limited has been registered as a juristic person under Public Limited Companies Act, Registration No. Bor Mor Jor. 84 on February 19, B.E. 2536 (A.D. 1993). The registered particulars are as follows:

1. Directors consist of 16 persons namely:

1) Mr. Anand Panyarachun
2) Mr. Chirayu Isarangkun Na Ayuthaya
3) Khunying Jada Wattanasiritham
4) M.R. Disnadda Diskul
5) Mr. Peter Seah Lim Huat
6) Mr. John William Hancock
7) Mr. Vichit Suraphongchai
8) Mr. Verachai Tantikul
9) Mr. Bodin Asvanich
10) Mrs. Kannikar Chalitaporn
11) Mr. Maris Samaram
12) Mr. Tiraphot Vajrabhaya
13) Mr. Pichai Chunhavajira
14) Mr. Sumate Tanthuwanit
15) Mr. Sohei Sasaki
16) Mrs. Pantip Surathin

2. Authorization and limitation of authorization of the directors

2.1 Name and number of the directors having been authorized to sign on behalf of the Company are Mr. Chirayu Isarangkun Na Ayuthaya, Chairman of the Board of Directors, or Mr. Vichit Suraphongchai, Chairman of Executive Committee, or Khunying Jada Wattanasiritham, President and Chief Executive Officer, may solely sign or Mr. Bodin Asvanich and Mrs. Kannikar Chalitaporn may jointly sign.

2.2 Limitation of authorization of the directors is-none-

3. Capital

3.1 Registered capital is Baht 70,000,000,000 (Seventy Thousand Million Baht).

3.2 Paid up capital is Baht 32,048,728,700 (Thirty Two Thousand Forty Eight Million Seven Hundred Twenty Eight Thousand and Seven Hundred Baht).

SIAM NITI LAW OFFICE CO., LTD.
Certified Correct Translation
Kidanant Chinnagorn
(Ms. Kidanant Chinnagorn)

4. The address of the principal office is No. 9 Ratchadapisek Road, Kwaeng Ladyao, Khet Jatujak, Bangkok Metropolis.

5. The objectives of the Company consist of 9 items and are as appeared in the copy annexed hereto in 3 pages which bear the signature of the Registrar and is affixed with the seal of the Department of Business Development.

Issued on April 7, B.E. 2547 (A.D. 2004)

-Signature-
(Mrs. Varaporn Pansung)
Registrar

Department of Business Development
Garuda Emblem
Ministry of Commerce

Remarks : The former name of this Company is "The Siam Commercial Bank, Limited", Registration No. 6. The Company registered the conversion of its status to be a Public Limited Company on February 19, B.E. 2536 (A.D. 1993).

SIAM NITI LAW OFFICE CO., LTD.
Certified Correct Translation
Kidanant Chinnagorn
(Ms. Kidanant Chinnagorn)

- Translation -

This documents is attached to the Certificate

-Signature-
(Mrs. Varaporn Pansung)
Registrar

Department of Business Development
Garuda Emblem
Ministry of Commerce

April 7, B.E. 2547 (A.D. 2004)

The Company has 9 objectives as follows:

(1) To conduct the business of commercial banking as any other commercial banks in Thailand and elsewhere as such business is conducted and permitted by law, and to transact all matters and things in connection with the commercial banking business as follows:

(a) To receive money to be deposited or paid into a current account, fixed deposit account, savings account or any other account, or to receive money on deposit by issuing certificate of deposit or any instrument of rights with or without allowance for interest.

(b) To lend money, provide overdraft or other credit facilities by any other means or invest in money, with or without security.

(c) To purchase, sell, carry on the business of discounting, or dispose of by any means, foreign currencies, bonds, debentures, bills, letters of credit, notes, warrants, financial instruments, debt instruments, instruments or evidence of right, or any other instruments, shares, debentures, as well as all types of securities issued, executed, purchased or procured by the Company or by any other person by any means whatsoever.

(d) To provide guarantee of debts, liabilities and performances of any persons under any agreements, including issuing or receiving letters of credit or any commercial documents.

(e) To take deposit, safe-keep or manage assets and all kinds of interest by any means as well as to transact all kinds of business on behalf of persons, groups of persons, funds, organisations or other agencies, both private and governmental, whether in Thailand or elsewhere.

(f) To act as an advisor and to provide advice, information service, analysis or project planning or appropriate financial investment ; to act as an advisor in acquisitions, mergers, amalgamations, applications to be a registered company or registered securities in the Securities Exchange of Thailand or in any other places

SIAM NITI LAW OFFICE CO., LTD.
Certified Correct Translation
Kidanant Chinnagorn
(Ms. Kidanant Chinnagorn)

here there is trading of securities including the operation or rendering of all kinds of services regarding financial and investment business, whether in Thailand and elsewhere.

(g) To act as the securities registrar, agent, broker, commission agent or to undertake any other duty in the trading of shares, debentures or other securities, or in any business in financial, investment and commercial transaction or otherwise.

SIAM NITI LAW OFFICE CO., LTD.
Certified Correct Translation
Kidanant Chinnagorn
(Ms. Kidanant Chinnagorn)

- Translation -

This documents is attached to the Certificate

-Signature-
(Mrs. Varaporn Pansung)
Registrar

Department of Business Development
Garuda Emblem
Ministry of Commerce

April 7, B.E. 2547 (A.D. 2004)

The Company has 9 objectives as follows:

(h) To transact all matters and things as any commercial bank may conduct pursuant to banking customs and practice or as it shall act or be permitted to perform as may appear to be conducive to the attainment of the above objectives or any of them.

(i) To engage in the business of being broker for life and non-life insurance.

(2) To establish branches or appoint agencies to transact all matters described in Clause (1) both in Thailand and elsewhere and to act as an agent for other commercial banks in operating commercial banking business.

(3) To purchase, provide, receive, lease, purchase or hire-purchase, acquire ownership, possess, improve, use, or otherwise acquire, with respect to any asset, right and duty, for the Company's own use or for other benefits of the Company or its employees.

(4) To sell or otherwise dispose of, assign, let on lease, let on hire-purchase, or grant rights to use or make use of all types of assets, rights and duties of the Company or others, including creating any pledges, mortgages, or other encumbrances on the said assets, rights and duties as security for the obligations or for the benefit of the Company's operation.

(5) To hold shares in any private limited company or any public limited company or to engage in any business as described herein with any persons, group of persons, fund organisations, or other agencies both private and governmental, whether in Thailand or elsewhere.

(6) To invest in money by way of deposit, subscribe, purchase or by any manner, in order to acquire any drafts, financial instruments, debt instruments, instrument or evidence of right, or any other instrument, shares, debentures, investment units, or other securities.

SIAM NITI LAW OFFICE CO., LTD.
Certified Correct Translation
Kidanant Chinnagorn
(Ms. Kidanant Chinnagorn)

(7) To provide financial support to any persons, group of persons, funds organisations or other agencies, both private and governmental, whether in Thailand or elsewhere.

(8) To make payment by cash or shares of the Company in consideration of any assets or rights purchased or acquired by the Company and in the event that the payment is made by delivery of shares, the holder of such shares may or may not be entitled to the dividend or may receive the capital return either before or after other shareholders.

SIAM NITI LAW OFFICE CO., LTD.
Certified Correct Translation
Kidanant Chinnagorn
(Ms. Kidanant Chinnagorn)

- Translation -

This documents is attached to the Certificate
-Signature- (Mrs. Varaporn Pansung) Registrar

Department of Business Development
Garuda Emblem
Ministry of Commerce

April 7, B.E. 2547 (A.D. 2004)

The Company has 9 objectives as follows:

(9) To issue and offer for sale of securities in forms of shares, debentures, investment units, warrants, drafts, bills, securities or any other instruments in whatever nature, as permitted or as prescribed or to be prescribed by the laws governing public company limited, securities and securities exchange or other laws, to the existing shareholders, public or any persons, at the price equivalent to value of such instruments or securities, or at the price lower or higher than those of the prescribed value.

No. 127611 17 MAY 2004
BANGKOK

SEEN AT THE MINISTRY OF
FOREIGN AFFAIRS

(MR. NAVA KANISTANON)
Diplomatic Officer 7

Department of Consular Affairs
Ministry of Foreign Affairs of Thailand

"Translator and owner of the document will primarily take responsibility for erroneous translation./ ผู้แปลและเจ้าของเอกสารเป็นผู้รับผิดชอบเบื้องต้นต่อการแปลที่ผิดพลาด"

SIAM NITI LAW OFFICE CO., LTD.
Certified Correct Translation

(Ms. Kidanant Chinnagorn)

- Translation -

Form Bor Mor Jor. 005 Registered on April 7, B.E. 2547 (A.D. 2004)

Document attached to the application no.75470407-3

MINISTRY OF FOREIGN AFFAIRS

The Siam Commercial Bank Public Company Limited

Registration No. Bor Mor Jor. 84

Garuda Emblem
No.Gor 09955 (total 1 page)
The copy of this document is true and identical to the copy of its original received by the Department of Business Development on April 7, B.E. 2547 (A.D. 2004), issued on April 7, B.E. 2547 (A.D. 2004)
-Signature-
(Mrs. Varaporn Pansung)
Registrar

having been registered as a public limited company and having the following particulars:

1. Paid-up capital is 32,048,728,700 Baht (Thirty Two Thousand Forty Eight Million Seven Hundred Twenty Eight Thousand and Seven Hundred Baht)

2. Total amount of shares distributed 3,204,872,870 shares (Three Thousand Two Hundred Four Million Eight Hundred Seventy Two Thousand Eight Hundred and Seventy shares)

categorized into

(a) Shares to be paid-up in money
ordinary share 1,499,149,443 shares (One Thousand Four Hundred Ninety Nine Million One Hundred Forty Nine Thousand Four Hundred and Forty Three shares)
preference share 1,706,723,427 shares (One Thousand Seven Hundred Six Million Seven Hundred Twenty Three Thousand Four Hundred and Twenty Seven shares)

(b) Shares to be paid-up other than in money
ordinary share - share (-)
preference share - share (-)

(c) Shares to be paid-up other than specified in (a) and (b)
ordinary share - share (-)
preference share - share (-)

having details of the appraisal of the property and the payment of share's price in accordance with (b) and (c) set out in the document attached hereto totaling - page

(Signed) -Signature- Applicant
(Khunying Jada Wattanasiritham)

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005

No. 127610 17 MAY 2004
BANGKOK

SEEN AT THE MINISTRY OF
FOREIGN AFFAIRS

(MR. NAVA KANISTANOND)
Diplomatic Officer 7
Department of Consular Affairs
Ministry of Foreign Affairs of Thailand

MINISTRY OF FOREIGN AFFAIRS

"Translator and owner of the document will primarily take responsibility for erroneous translation./ ผู้แปลและเจ้าของเอกสารเป็นผู้รับผิดชอบเบื้องต้นต่อการแปลที่ผิดพลาด

- Translation -

MINISTRY OF FOREIGN AFFAIRS

No. Gor 11495 | Garuda Emblem | Department of Business Development, Ministry of Commerce

Certificate

This is to certify that The Siam Commercial Bank Public Company Limited has been registered as a juristic person under Public Limited Companies Act, Registration No. Bor Mor Jor. 84 on February 19, B.E. 2536 (A.D. 1993). The registered particulars are as follows:

1. Directors consist of 16 persons namely:

1) Mr. Anand Panyarachun
2) Mr. Chirayu Isarangkun Na Ayuthaya
3) Khunying Jada Wattanasiritham
4) M.R. Disnadda Diskul
5) Mr. Peter Seah Lim Huat
6) Mr. John William Hancock
7) Mr. Vichit Suraphongchai
8) Mr. Verachai Tantikul
9) Mr. Bodin Asvanich
10) Mrs. Kannikar Chalitaporn
11) Mr. Maris Samaram
12) Mr. Tiraphot Vajrabhaya
13) Mr. Pichai Chunhavajira
14) Mr. Sumate Tanthuwanit
15) Mr. Sohei Sasaki
16) Mrs. Pantip Surathin

2. Authorization and limitation of authorization of the directors

2.1 Name and number of the directors having been authorized to sign on behalf of the Company are Mr. Chirayu Isarangkun Na Ayuthaya, Chairman of the Board of Directors, or Mr. Vichit Suraphongchai, Chairman of Executive Committee, or Khunying Jada Wattanasiritham, President and Chief Executive Officer, may solely sign or Mr. Bodin Asvanich and Mrs. Kannikar Chalitaporn may jointly sign.

2.2 Limitation of authorization of the directors is-none-

3. Capital

3.1 Registered capital is Baht 70,000,000,000 (Seventy Thousand Million Baht).

3.2 Paid up capital is Baht 32,048,728,700 (Thirty Two Thousand Forty Eight Million Seven Hundred Twenty Eight Thousand and Seven Hundred Baht).

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This documents is attached to the Certificate -Signature- (Mrs. Varaporn Pansung) Registrar

The objectives
of
The Siam Commercial Bank Public Limited

Department of Business Development Garuda Emblem Ministry of Commerce

April 23, B.E. 2547 (A.D. 2004)

The Company has 9 objectives as follows:

(1) To conduct the business of commercial banking as any other commercial banks in Thailand and elsewhere as such business is conducted and permitted by law, and to transact all matters and things in connection with the commercial banking business as follows:

(a) To receive money to be deposited or paid into a current account, fixed deposit account, savings account or any other account, or to receive money on deposit by issuing certificate of deposit or any instrument of rights with or without allowance for interest.

(b) To lend money, provide overdraft or other credit facilities by any other means or invest in money, with or without security.

(c) To purchase, sell, carry on the business of discounting, or dispose of by any means, foreign currencies, bonds, debentures, bills, letters of credit, notes, warrants, financial instruments, debt instruments, instruments or evidence of right, or any other instruments, shares, debentures, as well as all types of securities issued, executed, purchased or procured by the Company or by any other person by any means whatsoever.

(d) To provide guarantee of debts, liabilities and performances of any persons under any agreements, including issuing or receiving letters of credit or any commercial documents.

(e) To take deposit, safe-keep or manage assets and all kinds of interest by any means as well as to transact all kinds of business on behalf of persons, groups of persons, funds, organisations or other agencies, both private and governmental, whether in Thailand or elsewhere.

(f) To act as an advisor and to provide advice, information service, analysis or project planning or appropriate financial investment ; to act as an advisor in acquisitions, mergers, amalgamations, applications to be a registered company or registered securities in the Securities Exchange of Thailand or in any other places

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where there is trading of securities including the operation or rendering of all kinds of services regarding financial and investment business, whether in Thailand and elsewhere.

(g) To act as the securities registrar, agent, broker, commission agent or to undertake any other duty in the trading of shares, debentures or other securities, or in any business in financial, investment and commercial transaction or otherwise.

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- Translation -

The objectives

of

The Siam Commercial Bank Public Limited

This documents is attached to the Certificate

-Signature-
(Mrs. Varaporn Pansung)
Registrar

Department of Business Development
Garuda Emblem
Ministry of Commerce

April 23, B.E. 2547 (A.D. 2004)

The Company has 9 objectives as follows:

(h) To transact all matters and things as any commercial bank may conduct pursuant to banking customs and practice or as it shall act or be permitted to perform as may appear to be conducive to the attainment of the above objectives or any of them.

(i) To engage in the business of being broker for life and non-life insurance.

(2) To establish branches or appoint agencies to transact all matters described in Clause (1) both in Thailand and elsewhere and to act as an agent for other commercial banks in operating commercial banking business.

(3) To purchase, provide, receive, lease, purchase or hire-purchase, acquire ownership, possess, improve, use, or otherwise acquire, with respect to any asset, right and duty, for the Company's own use or for other benefits of the Company or its employees.

(4) To sell or otherwise dispose of, assign, let on lease, let on hire-purchase, or grant rights to use or make use of all types of assets, rights and duties of the Company or others, including creating any pledges, mortgages, or other encumbrances on the said assets, rights and duties as security for the obligations or for the benefit of the Company's operation.

(5) To hold shares in any private limited company or any public limited company or to engage in any business as described herein with any persons, group of persons, fund organisations, or other agencies both private and governmental, whether in Thailand or elsewhere.

(6) To invest in money by way of deposit, subscribe, purchase or by any manner, in order to acquire any drafts, financial instruments, debt instruments,

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strument or evidence of right, or any other instrument, shares, debentures, investment units, or other securities.

(7) To provide financial support to any persons, group of persons, funds organisations or other agencies, both private and governmental, whether in Thailand or elsewhere.

(8) To make payment by cash or shares of the Company in consideration of any assets or rights purchased or acquired by the Company and in the event that the payment is made by delivery of shares, the holder of such shares may or may not be entitled to the dividend or may receive the capital return either before or after other shareholders.

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- Translation -

The objectives

of

The Siam Commercial Bank Public Limited

This documents is attached to the Certificate

-Signature-
(Mrs. Varaporn Pansung)
Registrar

Department of Business Development
Garuda Emblem
Ministry of Commerce

April 23, B.E. 2547 (A.D. 2004)

The Company has 9 objectives as follows:

(9) To issue and offer for sale of securities in forms of shares, debentures, investment units, warrants, drafts, bills, securities or any other instruments in whatever nature, as permitted or as prescribed or to be prescribed by the laws governing public company limited, securities and securities exchange or other laws, to the existing shareholders, public or any persons, at the price equivalent to value of such instruments or securities, or at the price lower or higher than those of the prescribed value.

No. 131343 21 MAY 2004
BANGKOK
SEEN AT THE MINISTRY OF
FOREIGN AFFAIRS

(MR. NAVA KANISTANOND)
Diplomatic Officer 7
Department of Consular Affairs
Ministry of Foreign Affairs of Thailand

"Translator and owner of the document will primarily take responsibility for erroneous translation./ ผู้แปลและเจ้าของเอกสารเป็นผู้รับผิดชอบเบื้องต้นต่อการแปลที่ผิดพลาด"

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Form Bor Mor Jor. 001 Registered on April 23, B.E. 2547 (A.D. 2004) Page 1 of 1 page
Document attached to the Application no.75470421-202

MINISTRY OF FOREIGN AFFAIRS

Memorandum of Association
of
The Siam Commercial Bank Public Company Limited

Garuda Emblem
No.Gor 11496 (total 1 page)
The copy of this document is true and identical to the copy of its original received by the Department of Business Development on April 21, B.E. 2547 (A.D. 2004), issued on April 23, B.E. 2547 (A.D. 2004)
-Signature-
(Mrs. Varaporn Pansung)
Registrar

The Memorandum of Association of the Company consists of the followings:

Clause 1 The name of the Company is "The Siam Commercial Bank Public Company Limited" and the name in English is "The Siam Commercial Bank Public Company Limited".

Clause 2 The Company has an intention to make a public offering of its shares.

Clause 3 The Company has 9 objectives, details as appeared in Form Bor. Mor. Jor. 002 attached.

Clause 4. Registered capital Baht 70,000,000,000 (Seventy Thousand Million Baht)
divided into 7,000,000,000 shares (Seven Thousand Million shares)
at par value Baht 10 Baht per share (Ten Baht)

categorized into

ordinary share 1,545,072,361 shares (One Thousand Five Hundred Forty Five Million Seventy Two Thousand Three Hundred and Sixty One shares)

preferred share 5,454,927,639 shares (Five Thousand Four Hundred Fifty Four Million Nine Hundred Twenty Seven Six Hundred and Thirty Nine shares)

Clause 5 The registered office of the Company is located in Bangkok.

Clause 6 Name, date of birth, nationality and address of the Company's promoters, number of shares subscribed and signature of the promoters are as follows:

6.1 The Company has ____-____ promoters, subscribed and paid in cash for ____-____ shares, totaling ____-____ per cent of the registered capital.

(Signed) ____Signature____ The Applicant
(Khunying Jada Wattanasiritham)

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001

No. 131351 21 MAY 2004
BANGKOK

SEEN AT THE MINISTRY OF
FOREIGN AFFAIRS

(MR. NAVA KANISTANOND)
Diplomatic Officer 7
Department of Consular Affairs
Ministry of Foreign Affairs of Thailand

กระทรวงการต่างประเทศ
MINISTRY OF FOREIGN AFFAIRS

"Translator and owner of the document will primarily take responsibility for erroneous translation./ ผู้แปลและเจ้าของเอกสารเป็นผู้รับผิดชอบเบื้องต้นต่อการแปลที่ผิดพลาด"

-Translation –

ARTICLES OF ASSOCIATION OF THE SIAM COMMERCIAL BANK PUBLIC COMPANY LIMITED

Registered on April 23, B.E. 2547 (A.D. 2004)

Garuda Emblem
No. Gor 11497 (total 12 page)
The copy of this document is true and identical to the copy of its original received by the Department of Commercial Registration on April 21, B.E. 2547 (A.D. 2004), issued on April 23, B.E. 2547 (A.D. 2004)
(Signature)
Mrs. Waraporn Pansung
Registrar

CHAPTER I : GENERAL PROVISIONS

Article 1. In these Articles, unless the context or subject requires a different meaning, the words shall mean as follows:

"Company"	means The Siam Commercial Bank Public Company Limited.
"Laws"	means laws governing public company limited, laws governing commercial banking, laws governing securities and securities exchange, including other laws that can be applied or that is related to the operation of the Company.
"Registrar"	means registrar pursuant to the laws governing public company limited.
"Share Registrar"	means the person acting as the Company's Registrar.
"Chairman"	means a chairman pursuant to the laws governing public company limited
"Vice-Chairman"	means a vice chairman pursuant to the laws governing public company limited
"Person"	means a natural or juristic person.

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Article 2. The provision of laws shall be applied and governed in any instance where no other provisions are specifically stated in these Articles.

CHAPTER II : SHARES

Article 3. All shares of the Company shall be divided into the ordinary shares and the preferred shares and amount of shares must be paid in full.

The preferential rights of the preferred shares are as follows:

(1) The preferred shares have the rights to receive dividends in priority to the ordinary shares as follows: -

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(1.1) In any year when the Company earns profits after provisioning for legal reserves and other required reserves and there is no accumulated loss and the appropriate capital fund can be sufficiently maintained in accordance with the law after the payment of dividend, the company shall firstly pay the dividend on the preferred shares at the rate of 5.25 percent per annum of the price of preferred shares purchased by the Ministry of Finance at first.

(1.2) Dividend shall be paid on the preferred shares in full as specified in Clause (1.1) before dividend may be paid on the ordinary shares.

Department of Commercial Registration
Garuda Emblem
Ministry of Commerce

-Signature-
(Ms. Waraporn Pansung)
Registrar
April 23, B.E. 2547 (A.D. 2004)

(1.3) In any year where the Company pays dividend on the ordinary shares at the rate higher than the rate of the dividend payable on such preferred shares, as specified in Clause (1.1) the Company shall have to pay additional dividend on such preferred shares so that the rate of such dividend is equal to the rate paid on the ordinary shares.

(1.4) In the case that the profit is not sufficient to pay dividend on the preferred shares at the rate, specified in Clause (1.1), the dividend shall be paid on the preferred shares to the extent of the amount of the profit eligible to pay for dividend in proportion to the amount of the preferred shares held by each shareholder.

(1.5) Dividend on the preferred shares may not be accumulated.

(2) In case of the decrease of the capital as a result of the loss from the operation due to the assets existing before the Ministry of Finance participates in the increase of the capital fund, the Company shall firstly decrease the capital in respect of the ordinary shares, in the amount equal to the aggregate of the accumulate loss as of the date the Ministry of Finance participates in the increase of the capital fund and the loss which will thereafter incurred due to the assets existing before the Ministry of Finance participates in the increase of the capital fund.

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In case of the decrease of the capital as a result of the loss from the operation due to the assets existing before the Ministry of Finance participates in the increase of the capital fund, the Company shall decrease the capital in proportion to the shareholding of the ordinary shares and preferred shares.

The assets existing before the Ministry of Finance participates in the increase of the capital fund means all assets in the financial statement and all items of the future contingency of the Company prior to the date the Ministry of Finance purchases the preferred shares of the Company which includes the provision of credit facility or additional obligation to the same debtor within 180 days after the Ministry of Finance has participates in the increase of the capital fund of the Company.

The date the Ministry of Finance participates in the increase of the capital fund and/or the date the Ministry of Finance purchases the preferred shares means the date on which the Ministry of Finance pays the price for the preferred shares to the Company for the first time.

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In case of liquidation of the Company, the preferred shares shall have the rights to receive the return of capital in priority to the ordinary shares.

(3) Preferential rights of the preferred shares shall last for 10 years from the date the Ministry of Finance pays the price for the Preferred share to the Company for the first time. Upon the expiration of such period, the preferential rights of the preferred shares shall be ended and all of the preferred shares shall have the same rights as those of the ordinary shares and shall have to convert into ordinary shares.

In case the preferred shareholders convert their shares into ordinary shares in accordance with the law, the Company shall arrange for such conversion to be in compliance with the rules and conditions of the law.

Department of Commercial Registration
Garuda Emblem
Ministry of Commerce

-Signature-
(Ms. Waraporn Pansung)
Registrar
April 23, B.E. 2547 (A.D. 2004)

(4) The conversion of the preferred shares in to the ordinary shares shall be made by the preferred shareholders submitting their applications to the Company and simultaneously returning the share certificates to the bank at the time specified by the Company.

Article 4. The Company will issue share certificates to shareholders within a period of time prescribed by laws.

A share certificate of the Company must bear an affixed or printed signature of at least one director or a Share Registrar.

Article 5. The Company may entrust a director, an officer or an employee of the Company, or any other person to be a Share Registrar of the Company when the Board of Directors deems appropriate.

Article 6. If several persons are registered as the subscribers or joint holders of any share or shares, such persons shall be jointly liable in respect of money due upon the shares and money beyond the par value, and shall make a written evidence consigned to a Share Registrar stating that they agree to appoint only one person among them to be the person who will exercise rights on behalf of subscribers or

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shareholders as the case may be. In case of no such appointment, the Company shall deem that the person whose name is the first in order is the only person who may exercise such rights.

Article 7. Any shareholder may request the Company to issue a new share certificate in lieu of the original share certificate when it appears that such original share certificate is lost, destroyed, damaged or obliterated in substance.

The application under the first paragraph shall be filed in accordance with the form and manner as specified by the Company whereby evidence specified by the Company shall have to be submitted as well. In case the original share certificate is lost or destroyed, and evidence of complaint filed with an inquiry officer must be submitted and in case the original share certificate is damaged or obliterated in substance, such original share certificate must be accompanied with the application.

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Upon receipt of the application and the evidence specified by the Company and having examined its correctness, the Company shall issue a new share certificate within the period of time prescribed by laws. In such matter the shareholder shall pay the fees for issuing a new share certificate at the rate as specified by the Company which shall not be higher than the rate prescribed by laws.

Department of Commercial Registration
Garuda Emblem
Ministry of Commerce

-Signature-
(Ms. Warapom Pansung)
Registrar
April 23, B.E. 2547 (A.D. 2004)

Article 8. In respect of the shares of the Company, the Company itself may, as prescribed by the provision of law, hold its shares, but may not accept them as collateral.

Rights and duties of the Company as the shareholder of its own shares as stated in preceding paragraph shall be in accordance with the rules and procedures as prescribed by laws.

The Company may repurchase or sell its shares or reduce its capital or proceed with any acts in connection with the repurchased shares pursuant to the rules and procedures prescribed by laws, provided that any of such repurchase of shares by the Company must obtain prior approval from the shareholders unless each time of such repurchase is not in excess of 10 percent of the total issued and paid-up shares of the Company for which the Board of Directors shall have power to grant approval.

CHAPTER III : TRANSFER OF SHARES

Article 9. The shares of the Company are transferable without limitation but the Company may reserve the right neither to take registration of transfer nor to proceed with any actions required by laws including suspension of the right to exercise or withhold any rights as shareholders for shares held beyond the amount specified hereunder, when it appears that such transfer causes or shall cause :

(1) The Company to lose any rights or benefits which may be vested by laws,

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(2) Aliens to hold more than 25 percent of all the issued shares unless the holding of shares by aliens is otherwise permitted by the Ministry of Finance with the recommendation of the Bank of Thailand pursuant to the law governing commercial banks, or

(3) Any one person to hold the shares of the Company beyond the number specified by laws.

Article 10. A transfer of shares shall be valid only upon a transferor having endorsed a share certificate stating the name of a transferee and having the transferor and the transferee sign their names therein then deliver such share certificate to the transferee.

The transfer of shares may be asserted against the Company only when the Company has received an application for the registration of transfer.

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Upon the Company having been satisfied that the transfer of shares is lawful and in compliance with the Articles of Association and valid in accordance with the first paragraph, the Company shall register such transfer within a period of time prescribed by laws. If the transfer of shares is incorrect or invalid, the Company shall notify the applicant within a period of time prescribed by laws.

Upon the shares of the Company having been registered as registered securities in the Securities Exchange of Thailand, the transfer of shares shall be in accordance with the laws governing securities and securities exchange.

Department of Commercial Registration Garuda Emblem Ministry of Commerce

-Signature-
(Ms. Waraporn Pansung)
Registrar
April 23, B.E. 2547 (A.D. 2004)

Article 11. If a transferee under Article 10 wishes to obtain a new share certificate issued under his name, he may make a written request signed by him and certified by at least one witness and submit it to the Company together with the original share certificate. The Company shall, after having examined the correctness, issue the new share certificate within a period of time prescribed by laws.

Article 12. In the event of the death or bankruptcy of any shareholder which may cause another person to become entitled to the shares, should such person bring the share certificate to the Company together with full and lawful evidence showing that he is entitled to such shares, the Company will register that person as a shareholder and issue a new share certificate within the period of time prescribed by laws.

Article 13. The Company has the right to specify the form of documents as well as the regulations to apply for share transfer registration pursuant to Article 10 and shares issuance pursuant to Articles 11 and 12 as it deems appropriate.

Article 14. Prior to each shareholders meeting, the Company may provisionally suspend the registration of share transfer but in no case shall it be longer than 21 days before the date of the meeting whereupon it shall announce this to the shareholders in advance at the Head Office and all branches not less than 14 days prior to the commencement day of suspending the registration of share transfer.

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HAPTER IV : DIRECTORS

Article 15. The number of directors shall be in compliance with the adoption by the shareholders meeting but shall not be less than 5 directors.

A director may or may not be a shareholder of the Company but not less than one-half of the total number of directors must have a residence within the Kingdom of Thailand.

Article 16. The directors of the Company shall be appointed by the shareholders meeting pursuant to the following criteria and methods :

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(1) A shareholder shall have one vote per share ;

(2) At the election of directors, the shareholders meeting may vote for directors, either one candidate at a time or andidates consisting in a group or any other methods as it deems expedient, but in each resolution, a shareholder must exercise his right according to number of votes specified under (1) and his votes may not be distributed howsoever to elect the candidate(s).

(3) At the election of directors, the votes shall be decided by majority. In case of an equality of votes, the Chairman shall have a casting vote.

Department of Commercial Registration Garuda Emblem Ministry of Commerce

-Signature-
(Ms. Waraporn Pansung)
Registrar
April 23, B.E. 2547 (A.D. 2004)

Article 17. At every ordinary annual meeting, one-third of the directors during such time shall retire from office. If the number of directors to retire from office is not a multiple of three, then the number nearest to, but not exceeding one-third, shall be applied.

After these Articles of Association become effective, the directors to retire from office pursuant to the first paragraph in the first and the second years shall be determined by ballots. In every subsequent year the directors who have served longest in office shall retire. Upon an occasion where several directors who have been in office for an equal length of time exceed the number of directors to retire from office for such time, the directors due to retire shall be determined by ballots.

A retiring director based on the foregoings shall be eligible for re-election.

Article 18. In addition to the retirement by rotation, the directors shall be vacated upon :

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(1) death ;
(2) resignation by submitting his resignation in writing to the Company or the Board of Directors ;
(3) disqualification or being of a forbidden nature under the laws ;
(4) removal by resolution of the shareholders meeting by voting of not less than three-fourths of the number of the shareholders present and entitled to vote and having shares in aggregate not less than one-half of the number of shares held by the shareholders present and entitled to vote.
(5) removal by order of the court.

Article 19. If an office of directors is vacant otherwise than by rotation, the Board of Directors, by a vote of not less than three-fourths of the number of the remaining directors, may appoint a person who is qualified and is not of a forbidden nature under the laws, as a director in his place at the following meeting of the Board of Directors unless the remaining tenure of the director is less than 2 months.

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Article 20. In the event an office of directors is vacant and the remaining directors are less than the number to constitute a quorum, the remaining directors shall perform on behalf of the Board of Directors in respect only of causing a shareholders meeting in the sake of electing a director to fill up the office that has become vacant.

Department of Commercial Registration
Garuda Emblem
Ministry of Commerce

-Signature-
(Ms. Waraporn Pansung)
Registrar
April 23, B.E. 2547 (A.D. 2004)

Article 21. A director who has been appointed for the replacement under Articles 19 and 20 shall retain his office only for the remaining tenure of his predecessor.

Article 22. A director is entitled to remuneration from the Company, namely gratuities, meeting allowances, rewards, bonuses or any other nature of interests pursuant to the Articles of Association or the consideration of the shareholders meeting, such remuneration may be fixed or specified from time to time according to the regulation laid out, or let it remain effective until there is a change. Moreover, a director is also entitled to a per diem and any fringe benefits according to the regulations of the Company.

The provision in the first paragraph shall not affect the rights of an officer or an employee, who has been appointed to be a director, to receive the remuneration and benefits in his capacity as an officer or an employee of the Company.

CHAPTER V : BOARD OF DIRECTORS

Article 23. The Board of Directors shall perform the duties and manage the Company in accordance with the law, objects, and the Articles of Association of the Company as well as resolutions of the shareholders meeting.

Article 24. The Board of Directors shall elect a director to be the Chairman of the Board.

The Board of Directors may elect one director to be a Vice-Chairman and may elect one or more directors to perform other duties on the Board, having powers and duties as assigned by the Chairman.

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Article 25. The Board of Directors shall meet at least once every three months.

The Chairman shall have the authority to summon a meeting of the Board of Directors by sending a notice to the directors not less than 7 days before the date of the meeting, except where urgent for the purposes of preserving the rights or benefits of the Company, the notice of summons of the meeting may be given by other means and the date fixed for the meeting may be earlier than that.

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Any two or more of the directors may request a summoning of the meeting of Board of Directors. In such case, the Chairman shall fix the date and summon the meeting within 14 days from the date of receipt of the request or summon the meeting on the date as requested.

The Chairman or any person(s) assigned by the Chairman shall have power to fix the date, time and place of the meeting of the Board of Directors where the place of the meeting may be held in the province in which the Company's head office is located or in any other places.

Department of Commercial Registration
Garuda Emblem
Ministry of Commerce

-Signature-
(Ms. Waraporn Pansung)
Registrar
April 23, B.E. 2547 (A.D. 2004)

Article 26. At a meeting of the Board of Directors, not less than one-half of the directors must be present to form a quorum.

Article 27. The Chairman shall preside as the chairman of the meeting of the Board of Directors. In the event the Chairman is absent or unable to perform his duties, the Vice-Chairman shall preside as the Chairman at such meeting. If there is no Vice-Chairman or he is absent or is unable to perform his duties, the meeting shall then elect one of the directors presents at the meeting to be the Chairman.

The decision of the meeting of the Board of Directors shall be made by a majority of votes. A director shall have one vote. In case of an equality of votes, the chairman of the meeting shall have a casting vote.

A director having an interest in a given matter has no right to vote on such matter.

Article 28. The Board of Directors may appoint a director to be the President and Chief Executive Officer, having the powers and duties as it deems appropriate.

The Board of Directors may entrust any one director or more or any other person to perform any acts on its behalf.

Article 29. The Board of Directors may appoint a number of directors as it deems appropriate to be the members of the Executive Committee, having the powers

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duties to administer and manage the business of the Company as assigned by the Board of Directors. One of the said directors shall be appointed as the Chairman of the Executive Committee, and the President and Chief Executive

Officer shall be the Executive Director ex officio. The Executive Directors are entitled to receive remuneration and reward as prescribed by the meeting of the Board of Directors, without any prejudice to the right of such Executive Directors to receive any other remuneration or benefits pursuant to these Articles of Association as a director.

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The Executive Committee may organise or summon a meeting as it may deem appropriate whereby Articles 26, 27 and 28 paragraph two shall be applied mutatis mutandis.

Article 30. The Chairman, the Chairman of the Executive Committee, the President and Chief Executive Officer or other two directors designated by the Board of Directors is/are authorized to sign his/their name/s on behalf of the Company.

The Board of Directors may designate and change the names of the directors who are authorised to sign on behalf of the Company, including prescribing the conditions of such authority.

Department of Commercial Registration
Garuda Emblem
Ministry of Commerce

-Signature-
(Ms. Waraporn Pansung)
Registrar
April 23, B.E. 2547 (A.D. 2004)

CHAPTER VI : THE SHAREHOLDERS MEETING

Article 31. The Board of Directors shall organise a shareholders meeting to be held as an annual ordinary meeting within 4 months from the end of each accounting year of the Company. All other shareholders meetings, apart from the aforesaid meeting, shall be called extraordinary meetings.

The Board of Directors may summon an extraordinary meeting of shareholders at any time it deems appropriate.

The shareholders holding not less than one-fifth of the aggregate of the shares distributed, or not less than 25 shareholders holding not less than one-tenth of the aggregate of the shares distributed, may at any time request in writing that the Board of Directors summon an extraordinary meeting, provided that the reasons for summoning such meeting be clearly stated in such request. In such event, the Board of Directors must organise a shareholders meeting to be held within 1 month from the date of the receipt of the request from the shareholders.

Article 32. At least the following business should be transacted at an annual ordinary meeting :

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(1) Acknowledgement of the Board of Directors' report on the operation of the Company during the previous year.
(2) Approval of the balance sheets and the profit Commerce Registration and loss accounts.
(3) Approval as to the appropriation of profits.
(4) Election of the directors to replace those retired by rotation.
(5) Appointment of an auditor and approval on the audit fee of the Company.

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Article 33. To summon a shareholders meeting, the Board of Directors shall prepare a notice thereof specifying the place, the day and time, the agenda and the matters to be proposed at the meeting by clearly describing those matters which are to be proposed for acknowledgement, approval or consideration, including the submission of any comments by the Board of Directors on such matters (if any), together with any relevant details as may be reasonable. Such notice shall be sent to the shareholders and the Registrar not later than 7 days prior to the date of such meeting and published by newspapers for 3 consecutive days not later than 3 days prior to the date of the meeting.

The Board of Directors or any person(s) assigned by the Board shall have power to, by taking the shareholders' convenience into account, fix the date, time and place of the shareholders meeting where the place of the meeting may be held in the province in which the Company's head office is located or in any other places.

Department of Commercial
Registration
Garuda Emblem
Ministry of Commerce

-Signature-
(Ms. Waraporn Pansung)
Registrar
April 23, B.E. 2547 (A.D. 2004)

Article 34. A shareholder may appoint any person as his proxy to attend the meeting and vote on his behalf, such proxy shall be made in writing and in the form prescribed by laws and submitted to the Chairman or other person designated by the Chairman at the place of the meeting before the proxy attends the meeting.

Article 35. Not less than 25 shareholders present in persons or represented by proxies (if any) or not less than one-half of the total shareholders, whichever is less, holding not less than one-third of the aggregate of the shares distributed must be present at a shareholders meeting to form a quorum.

If, within an hour from the time appointed for any shareholders meeting, the quorum is not present as prescribed, the meeting, if summoned upon the requisition of shareholders, shall be dissolved. If such meeting had not been summoned upon the requisition of the shareholders, another meeting shall be summoned and a notice of such meeting shall be sent to the shareholders not less than 7 days prior to the date of the meeting. At such meeting, no quorum shall be necessary.

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Article 36. The Chairman shall preside as the chairman of the meeting, if the Chairman is absent or unable to perform his duties, the Vice-Chairman shall preside at such meeting. If there is no Vice-Chairman or he is absent or unable to perform his duties, the meeting shall then elect one of the shareholders presents at the meeting, who is also a director, to be the Chairman. In the event that such a shareholder who is also a director is absent or unable to perform his duties, the meeting shall elect one of the shareholders presents at the meeting to be the Chairman.

Article 37. The chairman at a shareholders meeting shall conduct the meeting in accordance with the law and the Articles of Association of the Company regarding a meeting (if any) and shall cause the meeting to be conducted in accordance with the order of agenda prescribed in the notice of such meeting, unless the meeting has passed a resolution by not less than two-thirds of the shareholders present at the meeting to alter the order of such an agenda.

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Article 38. A decision or resolution of the shareholders meeting shall be made by voting, and one share shall be counted as one vote notwithstanding the manner of voting. In case of an equality of votes, the chairman of the meeting shall have a casting vote, whether or not he is a shareholder of the Company.

A shareholder having special interest in a given matter has no right to vote on such matters except for the election of directors where there is no restriction.

Department of Commercial Registration Garuda Emblem Ministry of Commerce

-Signature-
(Ms. Waraporn Pansung)
Registrar
April 23, B.E. 2547 (A.D. 2004)

CHAPTER VII : ACCOUNTING, FINANCING AND AUDITING

Article 39. The accounting year of the Company shall commence on 1st January and terminate on 31st December of every year.

Article 40. The Company shall cause its accounts to be made, kept and audited in accordance with the pertinent laws.

Article 41. The Company shall prepare a balance sheet and a profit-and-loss account and cause the auditor to examine, audit and certify these twice a year, the first one covering the first six months' period of the year ending 30th June and the other covering the last six months' period of the year ending 31st December.

Such balance sheet and profit and-loss-account for the period ending 31st December shall be submitted to the following annual ordinary meeting.

Article 42. The Company must appropriate a portion of annual net profit as a reserve fund in the amount not less than 5 percent of the annual net profit less the accumulated loss brought forward (if any), until the reserve fund reach the amount not less than the amount prescribed by laws.

The remaining portions of the profits after making payment of dividends pursuant to the resolution of the shareholders meeting or the interim payment of dividends must be appropriated as for the Company's capital fund or other reserve funds as the Board may deems appropriate. In light of this, the Board shall, as

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...ms appropriate, also have power to adjust portions of the said capital fund of ... reserve previously appropriated, except for the reserve fund referred to in the first paragraph and the shares premium reserve fund (if any).

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Article 43. The Company may, upon the approval of the shareholders meeting, appropriate dividends whether in whole or in part by issuing new ordinary shares to shareholders, if the Company's shares have not been allocated to the number of shares as registered or if the Company has registered the increase of its capital.

Article 44. The Board of Directors may from time to time pay the shareholders interim dividends as may appear to the Directors that the Company has gained sufficient profits and it is appropriate to do so.

The Board of Directors may pay an interim bonus to the directors according to the regulations prescribed by the shareholders meeting if it appears that the balance sheet and the profit-and-loss account as of 30th June are certified by the Company's auditor and the Company gains sufficient profits and it is appropriate to do so.

Article 45. The payment of dividend shall be made within 1 month from the date of the meeting or upon the date the Board of Directors, as the case may be, has passed the resolution.

Article 46. The auditor may be a shareholder of the Company, but must not be a director, an officer, an employee or any office holder of the Company.

Article 47. The auditor has the power to examine accounts, any other documents and evidence concerning income, expenditure, property and liability of the Company. He also has duty to be present at a shareholders meeting of the Company every time the balance sheets, profit- and-loss accounts and problems concerning the account of the Company are considered in order to give explanation on the auditing to the shareholders, but he has, however, no right to vote.

CHAPTER VIII : GENERAL PROVISIONS

Article 48. In the event that the Company or any of its subsidiaries enters into a connected transaction or a deposition or acquisition of its assets as prescribed under the notification of the Stock Exchange of Thailand for the connected transaction

the case may be, the deposition or acquisition of assets of the listed company, the company must comply with the rules and procedures pursuant to the said notification.

Article 49. All regulations or approvals of the shareholders meeting with respect to the payment of remuneration in whatsoever form to the directors which have been prescribed or approved prior to the date these Articles become effective, shall continue to be in full force and effect until they shall be amended to be otherwise.

Article 50. These Articles shall become effective as from the date of the resolution by the shareholders meeting has been lawfully passed.

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No. 131347 21 MAY 2004
BANGKOK
SEEN AT THE MINISTRY OF
FOREIGN AFFAIRS

(MR. NAVA KANISTANOND)
Diplomatic Officer 7

Department of Consular Affairs
Ministry of Foreign Affairs of Thailand

Translator and owner of the document will primarily take responsibility for erroneous translation./ ผู้แปลและเจ้าของเอกสารเป็นผู้รับผิดชอบเบื้องต้นต่อการแปลที่ผิดพลาด

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MINISTRY OF FOREIGN AFFAIRS

- Translation -

No. Gor 12252 Garuda Emblem Department of Business Development, Ministry of Commerce

Certificate

This is to certify that The Siam Commercial Bank Public Company Limited has been registered as a juristic person under Public Limited Companies Act, Registration No. Bor Mor Jor. 84 on February 19, B.E. 2536 (A.D. 1993). The registered particulars are as follows:

1. Directors consist of 16 persons namely:

1) Mr. Anand Panyarachun
2) Mr. Chirayu Isarangkun Na Ayuthaya
3) Khunying Jada Wattanasiritham
4) M.R. Disnadda Diskul
5) Mr. Peter Seah Lim Huat
6) Mr. John William Hancock
7) Mr. Vichit Suraphongchai
8) Mr. Verachai Tantikul
9) Mr. Bodin Asvanich
10) Mrs. Kannikar Chalitaporn
11) Mr. Maris Samaram
12) Mr. Tiraphot Vajrabhaya
13) Mr. Pichai Chunhavajira
14) Mr. Sumate Tanthuwanit
15) Mr. Sohei Sasaki
16) Mrs. Pantip Surathin

2. Authorization and limitation of authorization of the directors

2.1 Name and number of the directors having been authorized to sign on behalf of the Company are Mr. Chirayu Isarangkun Na Ayuthaya, Chairman of the Board of Directors, or Mr. Vichit Suraphongchai, Chairman of Executive Committee, or Khunying Jada Wattanasiritham, President and Chief Executive Officer, may solely sign or Mr. Bodin Asvanich and Mrs. Kannikar Chalitaporn may jointly sign.

2.2 Limitation of authorization of the directors is-none-

3. Capital

3.1 Registered capital is Baht 70,000,000,000 (Seventy Thousand Million Baht).

3.2 Paid up capital is Baht 32,144,761,970 (Thirty Two Thousand One Hundred Forty Four Million Seven Hundred Sixty One Thousand Nine Hundred and Seventy Baht).

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- Translation -

4. The address of the principal office is No. 9 Ratchadapisek Road, Kwaeng Ladyao, Khet Jatujak, Bangkok Metropolis.

5. The objectives of the Company consist of 9 items and are as appeared in the copy annexed hereto in 3 pages which bear the signature of the Registrar and is affixed with the seal of the Department of Business Development.

Issued on April 30, B.E. 2547 (A.D. 2004)

-Signature-
(Mrs. Varaporn Pansung)
Registrar

Department of Business Development Garuda Emblem Ministry of Commerce

Remarks : The former name of this Company is "The Siam Commercial Bank, Limited", Registration No. 6. The Company registered the conversion of its status to be a Public Limited Company on February 19, B.E. 2536 (A.D. 1993).

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Objectives
of
The Siam Commercial Bank Public Company Limited

This documents is attached to the Certificate

-Signature-
(Mrs. Varaporn Pansung)
Registrar

Department of Business Development
Garuda Emblem
Ministry of Commerce
April 30, B.E. 2547 (A.D. 2004)

The Company has 9 objectives as follows:

(1) To conduct the business of commercial banking as any other commercial banks in Thailand and elsewhere as such business is conducted and permitted by law, and to transact all matters and things in connection with the commercial banking business as follows:

(a) To receive money to be deposited or paid into a current account, fixed deposit account, savings account or any other account, or to receive money on deposit by issuing certificate of deposit or any instrument of rights with or without allowance for interest.

(b) To lend money, provide overdraft or other credit facilities by any other means or invest in money, with or without security.

(c) To purchase, sell, carry on the business of discounting, or dispose of by any means, foreign currencies, bonds, debentures, bills, letters of credit, notes, warrants, financial instruments, debt instruments, instruments or evidence of right, or any other instruments, shares, debentures, as well as all types of securities issued, executed, purchased or procured by the Company or by any other person by any means whatsoever.

(d) To provide guarantee of debts, liabilities and performances of any persons under any agreements, including issuing or receiving letters of credit or any commercial documents.

(e) To take deposit, safe-keep or manage assets and all kinds of interest by any means as well as to transact all kinds of business on behalf of persons, groups

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of persons, funds, organisations or other agencies, both private and governmental, whether in Thailand or elsewhere.

(f) To act as an advisor and to provide advice, information service, analysis or project planning or appropriate financial investment ; to act as an advisor in acquisitions, mergers, amalgamations, applications to be a registered company or registered securities in the Securities Exchange of Thailand or in any other places where there is trading of securities including the operation or rendering of all kinds of services regarding financial and investment business, whether in Thailand and elsewhere.

(g) To act as the securities registrar, agent, broker, commission agent or to undertake any other duty in the trading of shares, debentures or other securities, or in any business in financial, investment and commercial transaction or otherwise.

(Signed) -Signature- Applicant
(Khunying Jada Wattanasiritham)

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Objectives
of
The Siam Commercial Bank Public Company Limited

This documents is attached to the Certificate

-Signature-
(Mrs. Varaporn Pansung)
Registrar

Department of Business Development
Garuda Emblem
Ministry of Commerce

April 30, B.E. 2547 (A.D. 2004)

The Company has 9 objectives as follows:

(h) To transact all matters and things as any commercial bank may conduct pursuant to banking customs and practice or as it shall act or be permitted to perform as may appear to be conducive to the attainment of the above objectives or any of them.

(i) To engage in the business of being broker for life and non-life insurance.

(2) To establish branches or appoint agencies to transact all matters described in Clause (1) both in Thailand and elsewhere and to act as an agent for other commercial banks in operating commercial banking business.

(3) To purchase, provide, receive, lease, purchase or hire-purchase, acquire ownership, possess, improve, use, or otherwise acquire, with respect to any asset, right and duty., for the Company's own use or for other benefits of the Company or its employees.

(4) To sell or otherwise dispose of, assign, let on lease, let on hire-purchase, or grant rights to use or make use of all types of assets, rights and duties of the Company or others, including creating any pledges, mortgages, or other encumbrances on the said assets, rights and duties as security for the obligations or for the benefit of the Company's operation.

(5) To hold shares in any private limited company or any public limited company or to engage in any business as described herein with any persons, group of

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persons, fund organisations, or other agencies both private and governmental, whether in Thailand or elsewhere.

(6) To invest in money by way of deposit, subscribe, purchase or by any manner, in order to acquire any drafts, financial instruments, debt instruments, instrument or evidence of right, or any other instrument, shares, debentures, investment units, or other securities.

(7) To provide financial support to any persons, group of persons, funds organisations or other agencies, both private and governmental, whether in Thailand or elsewhere.

(8) To make payment by cash or shares of the Company in consideration of any assets or rights purchased or acquired by the Company and in the event that the payment is made by delivery of shares, the holder of such shares may or may not be entitled to the dividend or may receive the capital return either before or after other shareholders.

(Signed) -Signature- Applicant
(Khunying Jada Wattanasiritham)

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--Translation-

Bor Mor Jor. 002 April 24, B.E. 2545 (A.D. 2002)

Document attached to the application no.08450418-26

Objective
of
The Siam Commercial Bank Public Company Limited

This documents is attached to the Certificate

-Signature-
(Mrs. Varaporn Pansung)
Registrar

Department of Business Development
Garuda Emblem
Ministry of Commerce
April 30, B.E. 2547 (A.D. 2004)

The Company has 9 objectives as follows:

(9) To issue and offer for sale of securities in forms of shares, debentures, investment units, warrants, drafts, bills, securities or any other instruments in whatever nature, as permitted or as prescribed or to be prescribed by the laws governing public company limited, securities and securities exchange or other laws, to the existing shareholders, public or any persons, at the price equivalent to value of such instruments or securities, or at the price lower or higher than those of the prescribed value.

(Signed) -Signature- Applicant
(Khunying Jada Wattanasiritham)

No. 127606 17 MAY 2004
BANGKOK
SEEN AT THE MINISTRY OF
FOREIGN AFFAIRS

(MR. NAVA KANISTANOND)
Diplomatic Officer 7
Department of Consular Affairs
Ministry of Foreign Affairs of Thailand

translator and owner of the document will primarily take responsibility for erroneous translation./ ผู้แปลและเจ้าของเอกสารเป็นผู้รับผิดชอบเบื้องต้นต่อการแปลที่ผิดพลาด

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- Translation -

Form Bor Mor Jor. 005

Page 1 of 1 page
Document attached to the application no.75470429-27

The Siam Commercial Bank Public Company Limited

Registration No. Bor Mor Jor. 84

Garuda Emblem
No.Gor 12253 (total 1 page)
The copy of this document is true and identical to the copy of its original received by the Department of Business Development on April 29, B.E. 2547 (A.D. 2004), issued on April 30, B.E. 2547 (A.D. 2004)
-Signature-
(Mrs. Varaporn Pansung)
Registrar

having been registered as a public limited company and having the following particulars:

1. Paid-up capital is 32,144,761,970 Baht (Thirty Two Thousand One Hundred Forty Four Million Seven Hundred Sixty One Thousand Nine Hundred and Seventy Baht)

2. Total amount of shares distributed 3,214,476,197 shares (Three Thousand Two Hundred Fourteen Million Four Hundred Seventy Six Thousand One Hundred and Ninety Seven shares)

categorized into

(a) Shares to be paid-up in money
ordinary share 1,508,752,770 shares (One Thousand Five Hundred and Eight Million Seven Hundred Fifty Two Thousand Seven Hundred and Seventy shares)
preference share 1,705,723,427 shares (One Thousand Seven Hundred and Five Million Seven Hundred Twenty Three Thousand Four Hundred and Twenty Seven shares)

(b) Shares to be paid-up other than in money
ordinary share ___-___ share (________-________)
preference share ___-___ share (________-________)

(c) Shares to be paid-up other than specified in (a) and (b)
ordinary share ___-___ share (________-________)
preference share ___-___ share (________-________)

having details of the appraisal of the property and the payment of share's price in accordance with (b) and (c) set out in the document attached hereto totaling ________page

(Signed) ________-Signature-________ Applicant
(Khunying Jada Wattanasiritham)

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005

No. 127612 17 MAY 2004
BANGKOK

SEEN AT THE MINISTRY OF
FOREIGN AFFAIRS

(MR. NAVA KANISTANOND)
Diplomatic Officer 7
Department of Consular Affairs
Ministry of Foreign Affairs of Thailand

Translator and owner of the document will primarily take responsibility for erroneous

- Translation -

No. Gor 19517 | Garuda Emblem | Department of Business Development, Ministry of Commerce

Affidavit

This is to certify that The Siam Commercial Bank Public Company Limited has been registered as a juristic person under Public Limited Companies Act, Registration No. Bor Mor Jor. 84 on February 19, B.E. 2536 (A.D. 1993). The registered particulars are as follows:

1. Directors consist of 15 persons namely:

1) Mr. Anand Panyarachun
2) Mr. Chirayu Isarangkun Na Ayuthaya
3) Khunying Jada Wattanasiritham
4) M.R. Disnadda Diskul
5) Mr. Peter Seah Lim Huat
6) Mr. John William Hancock
7) Mr. Vichit Suraphongchai
8) Mr. Verachai Tantikul
9) Mr. Bodin Asvanich
10) Mrs. Kannikar Chalitaporn
11) Mr. Maris Samaram
12) Mr. Tiraphot Vajrabhaya
13) Mr. Pichai Chunhavajira
14) Mr. Sumate Tanthuwanit
15) Mrs. Pantip Surathin

2. Authorization and limitation of authorization of the directors

2.1 Name and number of the directors having been authorized to sign on behalf of the Company are Mr. Chirayu Isarangkun Na Ayuthaya, Chairman of the Board of Directors, or Mr. Vichit Suraphongchai, Chairman of Executive Committee, or Khunying Jada Wattanasiritham, President and Chief Executive Officer, may solely sign or Mr. Bodin Asvanich and Mrs. Kannikar Chalitaporn may jointly sign.

2.2 Limitation of authorization of the directors is-none-

3. Capital

3.1 Registered capital is Baht 70,000,000,000 (Seventy Billion Baht).

3.2 Paid up capital is Baht 33,249,449,050 (Thirty Three Thousand Two Hundred Forty Nine Million Four Hundred Forty Nine Thousand and Fifty Baht).

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E:\CHAYAWAT\CH47\TRANS\SCBCER2.DOC

4. The address of the principal office is No. 9 Ratchadapisek Road, Kwaeng Jatujak, Khet Jatujak, Bangkok Metropolis.

5. The objectives of the Company consist of 9 items and are as appeared in the copy annexed hereto in 3 pages which bear the signature of the Registrar and is affixed with the seal of the Department of Business Development.

Issued on July 5, B.E. 2547 (A.D. 2004)

Signature
(Mrs. Varaporn Pansung)
Registrar

Department of Business Development
Garuda Emblem
Ministry of Commerce

Remarks : The former name of this Company is "The Siam Commercial Bank, Limited", Registration No. 6. The Company registered the conversion of its status to be a Public Limited Company on February 19, B.E. 2536 (A.D. 1993).

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-Translation-

This document is attached to the Affidavit.

(Signature)
(Mrs. Varaporn Pansung)
Registrar

Department of Business Development
Garuda Emblem
Ministry of Commerce

July 5, B.E. 2547 (A.D. 2004)

The Company has 9 objectives as follows:

(1) To conduct the business of commercial banking as any other commercial banks in Thailand and elsewhere as such business is conducted and permitted by law, and to transact all matters and things in connection with the commercial banking business as follows:

(a) To receive money to be deposited or paid into a current account, fixed deposit account, savings account or any other account, or to receive money on deposit by issuing certificate of deposit or any instrument of rights with or without allowance for interest.

(b) To lend money, provide overdraft or other credit facilities by any other means or invest in money, with or without security.

(c) To purchase, sell, carry on the business of discounting, or dispose of by any means, foreign currencies, bonds, debentures, bills, letters of credit, notes, warrants, financial instruments, debt instruments, instruments or evidence of right, or any other instruments, shares, debentures, as well as all types of securities issued, executed, purchased or procured by the Company or by any other person by any means whatsoever.

(d) To provide guarantee of debts, liabilities and performances of any persons under any agreements, including issuing or receiving letters of credit or any commercial documents.

(e) To take deposit, safe-keep or manage assets and all kinds of interest by any means as well as to transact all kinds of business on behalf of persons, groups of persons, funds, organisations or other agencies, both private and governmental, whether in Thailand or elsewhere.

(f) To act as an advisor and to provide advice, information service, analysis or project planning or appropriate financial investment; to act as an advisor in acquisitions, mergers, amalgamations, applications to be a registered company or registered securities in the Securities Exchange of Thailand or in any other places where there is trading of securities including the operation or rendering of all kinds of

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vices regarding financial and investment business, whether in Thailand and elsewhere.

(g) To act as the securities registrar, agent, broker, commission agent or to undertake any other duty in the trading of shares, debentures or other securities, or in any business in financial, investment and commercial transaction or otherwise.

E:\CHAYAWAT\CH47\TRANS\SCBCER2.DOC

SIAM NITI LAW OFFICE CO., LTD.
Certified Correct Translation

(Mr. Chayawat Sattabusya)

-Translation-

This document is attached to the Affidavit. (Signature) (Mrs. Varaporn Pansung) Registrar

Department of Business Development Garuda Emblem Ministry of Commerce

July 5, B.E. 2547 (A.D. 2004)

The Company has 9 objectives as follows:

(h) To transact all matters and things as any commercial bank may conduct pursuant to banking customs and practice or as it shall act or be permitted to perform as may appear to be conducive to the attainment of the above objectives or any of them.

(i) To engage in the business of being broker for life and non-life insurance.

(2) To establish branches or appoint agencies to transact all matters described in Clause (1) both in Thailand and elsewhere and to act as an agent for other commercial banks in operating commercial banking business.

(3) To purchase, provide, receive, lease, purchase or hire-purchase, acquire ownership, possess, improve, use, or otherwise acquire, with respect to any asset, right and duty, for the Company's own use or for other benefits of the Company or its employees.

(4) To sell or otherwise dispose of, assign, let on lease, let on hire-purchase, or grant rights to use or make use of all types of assets, rights and duties of the Company or others, including creating any pledges, mortgages, or other encumbrances on the said assets, rights and duties as security for the obligations or for the benefit of the Company's operation.

(5) To hold shares in any private limited company or any public limited company or to engage in any business as described herein with any persons, group of persons, fund organisations, or other agencies both private and governmental, whether in Thailand or elsewhere.

(6) To invest in money by way of deposit, subscribe, purchase or by any manner, in order to acquire any drafts, financial instruments, debt instruments, instrument or evidence of right, or any other instrument, shares, debentures, investment units, or other securities.

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(7) To provide financial support to any persons, group of persons, funds organisations or other agencies, both private and governmental, whether in Thailand or elsewhere.

(8) To make payment by cash or shares of the Company in consideration of any assets or rights purchased or acquired by the Company and in the event that the payment is made by delivery of shares, the holder of such shares may or may not be entitled to the dividend or may receive the capital return either before or after other shareholders.

No. 163046 14 JUL 2004
BANGKOK
SEEN AT THE MINISTRY OF
FOREIGN AFFAIRS

(MR. SARASNANT MUNGKANDI)
Legal Officer 5
Department of Consular Affairs
Ministry of Foreign Affairs of Thailand

กระทรวงการต่างประเทศ MINISTRY OF FOREIGN AFFAIRS

translator and owner of the document will primarily take responsibility for erroneous translation./ ผู้แปลและเจ้าของเอกสารเป็นผู้รับผิดชอบเบื้องต้นต่อการแปลที่ผิดพลาด

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E:\CHAYAWAT\CH47\TRANS\SCBCER2.DOC

-Translation-

This document is attached to the Affidavit.

(Signature)
(Mrs. Varaporn Pangsung)
Registrar

Department of Business Development
Garuda Emblem
Ministry of Commerce

July 5, B.E. 2547 (A.D. 2004)

The Company has 9 objectives as follows:

(9) To issue and offer for sale of securities in forms of shares, debentures, investment units, warrants, drafts, bills, securities or any other instruments in whatever nature, as permitted or as prescribed or to be prescribed by the laws governing public company limited, securities and securities exchange or other laws, to the existing shareholders, public or any persons, at the price equivalent to value of such instruments or securities, or at the price lower or higher than those of the prescribed value.

E:\CHAYAWAT\CH47\TRANS\SCBCER2.DOC

SIAM NITI LAW OFFICE CO., LTD.
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-Translation -

Form BorMorJor. 5
Registered on July 5, B.E. 2547 (A.D. 2004)

Document attached to the application no.75470705-59

The Siam Commercial Bank Public Company Limited

Registration No. Bor Mor Jor. 84

Garuda Emblem
No.Gor 19518 (total 1 page)
The copy of this document is true and identical to the copy of its original received by the Department of Business Development on July 5, B.E. 2547 (A.D. 2004), issued on July 5, B.E. 2547 (A.D. 2004)
(Signature)
Mrs. Varaporn Pansung
Registrar

having been registered as a public limited company and having the following particulars:

1. Paid-up capital is	33,249,449,050 Baht (Thirty Three Thousand Two Hundred Forty Nine Million Four Hundred Forty Nine Thousand and Fifty Baht)
2. Total amount of shares distributed	3,324,944,905 shares (Three Thousand Three Hundred Twenty Four Million Nine Hundred Forty Four Thousand Nine Hundred and Five shares)

categorized into

(a) Shares to be paid-up in money

ordinary share 1,508,752,770 shares	(One Thousand Five Hundred Eight Million Seven Hundred Fifty Two Thousand Seven Hundred and Seventy shares)
preference share 1,816,192,135 shares	(One Thousand Eight Hundred Sixteen Million One Hundred Ninety Two Thousand One Hundred and Thirty Five shares)

(b) Shares to be paid-up other than in money

ordinary share - share	(-)
preference share - share	(-)

(c) Shares to be paid-up other than specified in (a) and (b)

ordinary share - share	(-)
preference share - share	(-)

having details of the appraisal of the property and the payment of share's price in accordance with (b) and (c) set out in the document attached hereto totaling - page

(Signed) -Signature- Applicant
(Khunying Jada Wattanasiritham)

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E:\CHAYAWAT

No. 163051 14 JUL 2004

BANGKOK

SEEN AT THE MINISTRY OF
FOREIGN AFFAIRS

(MR. SARASNANT MUNGKANDI)

Legal Officer 5

Department of Consular Affairs

Ministry of Foreign Affairs of Thailand

- Translation -

No. Gor 19550 Garuda Emblem Department of Business Development, Ministry of Commerce

Affidavit

This is to certify that The Siam Commercial Bank Public Company Limited has been registered as a juristic person under Public Limited Companies Act, Registration No. Bor Mor Jor. 84 on February 19, B.E. 2536 (A.D. 1993). The registered particulars are as follows:

1. Directors consist of 14 persons namely:

1) Mr. Anand Panyarachun
2) Mr. Chirayu Isarangkun Na Ayuthaya
3) Khunying Jada Wattanasiritham
4) M.R. Disnadda Diskul
5) Mr. Peter Seah Lim Huat
6) Mr. John William Hancock
7) Mr. Vichit Suraphongchai
8) Mr. Bodin Asvanich
9) Mrs. Kannikar Chalitaporn
10) Mr. Maris Samaram
11) Mr. Tiraphot Vajrabhaya
12) Mr. Pichai Chunhavajira
13) Mr. Sumate Tanthuwanit
14) Mrs. Pantip Surathin

2. Authorization and limitation of authorization of the directors

2.1 Name and number of the directors having been authorized to sign on behalf of the Company are Mr. Chirayu Isarangkun Na Ayuthaya, Chairman of the Board of Directors, or Mr. Vichit Suraphongchai, Chairman of Executive Committee, or Khunying Jada Wattanasiritham, President and Chief Executive Officer, may solely sign or Mr. Bodin Asvanich and Mrs. Kannikar Chalitaporn may jointly sign.

2.2 Limitation of authorization of the directors is-none-

3. Capital

3.1 Registered capital is Baht 70,000,000,000 (Seventy Billion Baht).

3.2 Paid up capital is Baht 33,249,449,050 (Thirty Three Thousand Two Hundred Forty Nine Million Four Hundred Forty Nine Thousand and Fifty Baht).

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E:\CHAYAWAT\CH47\TRANS\SCBCER1.DOC

4. The address of the principal office is No. 9 Ratchadapisek Road, Kwaeng Jatujak, Khet Jatujak, Bangkok Metropolis.

5. The objectives of the Company consist of 9 items and are as appeared in the copy annexed hereto in 3 pages which bear the signature of the Registrar and is affixed with the seal of the Department of Business Development.

Issued on July 7, B.E. 2547 (A.D. 2004)

Signature
(Mrs. Varaporn Pansung)
Registrar

Department of Business Development Garuda Emblem Ministry of Commerce

Remarks : The former name of this Company is "The Siam Commercial Bank, Limited", Registration No. 6. The Company registered the conversion of its status to be a Public Limited Company on February 19, B.E. 2536 (A.D. 1993).

SIAM NITI LAW OFFICE CO., LTD.
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-Translation-

This document is attached to the Affidavit.

(Signature)
(Mrs. Varaporn Pansung)
Registrar

Department of Business Development
Garuda Emblem
Ministry of Commerce

July 7, B.E. 2547 (A.D. 2004)

The Company has 9 objectives as follows:

(1) To conduct the business of commercial banking as any other commercial banks in Thailand and elsewhere as such business is conducted and permitted by law, and to transact all matters and things in connection with the commercial banking business as follows:

(a) To receive money to be deposited or paid into a current account, fixed deposit account, savings account or any other account, or to receive money on deposit by issuing certificate of deposit or any instrument of rights with or without allowance for interest.

(b) To lend money, provide overdraft or other credit facilities by any other means or invest in money, with or without security.

(c) To purchase, sell, carry on the business of discounting, or dispose of by any means, foreign currencies, bonds, debentures, bills, letters of credit, notes, warrants, financial instruments, debt instruments, instruments or evidence of right, or any other instruments, shares, debentures, as well as all types of securities issued, executed, purchased or procured by the Company or by any other person by any means whatsoever.

(d) To provide guarantee of debts, liabilities and performances of any persons under any agreements, including issuing or receiving letters of credit or any commercial documents.

(e) To take deposit, safe-keep or manage assets and all kinds of interest by any means as well as to transact all kinds of business on behalf of persons, groups of persons, funds, organisations or other agencies, both private and governmental, whether in Thailand or elsewhere.

(f) To act as an advisor and to provide advice, information service, analysis or project planning or appropriate financial investment; to act as an advisor in acquisitions, mergers, amalgamations, applications to be a registered company or registered securities in the Securities Exchange of Thailand or in any other places where there is trading of securities including the operation or rendering of all kinds of

rvices regarding financial and investment business, whether in Thailand and elsewhere.

(g) To act as the securities registrar, agent, broker, commission agent or to undertake any other duty in the trading of shares, debentures or other securities, or in any business in financial, investment and commercial transaction or otherwise.

E:\CHAYAWAT\CH47\TRANS\SCBCER1.DOC

SIAM NITI LAW OFFICE CO., LTD.
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(Mr. Chayawat Sattabusya)

-Translation-

This document is attached to the Affidavit.

(Signature)
(Mrs. Varaporn Pansung)
Registrar

Department of Business Development
Garuda Emblem
Ministry of Commerce

July 7, B.E. 2547 (A.D. 2004)

The Company has 9 objectives as follows:

(h) To transact all matters and things as any commercial bank may conduct pursuant to banking customs and practice or as it shall act or be permitted to perform as may appear to be conducive to the attainment of the above objectives or any of them.

(i) To engage in the business of being broker for life and non-life insurance.

(2) To establish branches or appoint agencies to transact all matters described in Clause (1) both in Thailand and elsewhere and to act as an agent for other commercial banks in operating commercial banking business.

(3) To purchase, provide, receive, lease, purchase or hire-purchase, acquire ownership, possess, improve, use, or otherwise acquire, with respect to any asset, right and duty, for the Company's own use or for other benefits of the Company or its employees.

(4) To sell or otherwise dispose of, assign, let on lease, let on hire-purchase, or grant rights to use or make use of all types of assets, rights and duties of the Company or others, including creating any pledges, mortgages, or other encumbrances on the said assets, rights and duties as security for the obligations or for the benefit of the Company's operation.

(5) To hold shares in any private limited company or any public limited company or to engage in any business as described herein with any persons, group of persons, fund organisations, or other agencies both private and governmental, whether in Thailand or elsewhere.

(6) To invest in money by way of deposit, subscribe, purchase or by any manner, in order to acquire any drafts, financial instruments, debt instruments, instrument or evidence of right, or any other instrument, shares, debentures, investment units, or other securities.

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(7) To provide financial support to any persons, group of persons, funds organisations or other agencies, both private and governmental, whether in Thailand or elsewhere.

(8) To make payment by cash or shares of the Company in consideration of any assets or rights purchased or acquired by the Company and in the event that the payment is made by delivery of shares, the holder of such shares may or may not be entitled to the dividend or may receive the capital return either before or after other shareholders.

No. 163048 14 JUL 2004
BANGKOK

SEEN AT THE MINISTRY OF
FOREIGN AFFAIRS

(MR. SARASNANT MUNGKAN...)
Legal Officer 5
Department of Consular Affairs
Ministry of Foreign Affairs of Thailand

MINISTRY OF FOREIGN AFFAIRS

E:\CHAYAWAT\CH47\TRANS\SCBCER1.DOC

SIAM NITI LAW OFFICE CO., LTD.
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(Mr. Chayawat Sattabusya)

-Translation-

This document is attached to the Affidavit.

(Signature)
(Mrs. Varaporn Pangsung)
Registrar

Department of Business Development
Garuda Emblem
Ministry of Commerce

July 7, B.E. 2547 (A.D. 2004)

The Company has 9 objectives as follows:

(9) To issue and offer for sale of securities in forms of shares, debentures, investment units, warrants, drafts, bills, securities or any other instruments in whatever nature, as permitted or as prescribed or to be prescribed by the laws governing public company limited, securities and securities exchange or other laws, to the existing shareholders, public or any persons, at the price equivalent to value of such instruments or securities, or at the price lower or higher than those of the prescribed value.

E:\CHAYAWAT\CH47\TRANS\SCBCER1.DOC

SIAM NITI LAW OFFICE CO., LTD.
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-Translation -

Form BorMorJor. 5
Registered on July 7, B.E. 2547 (A.D. 2004)

Page 1 of 4 page
Document attached to the application no.75470707-31

The Siam Commercial Bank Public Company Limited

Registration No. Bor Mor Jor. 84

Garuda Emblem No.Gor 19551 (total 1 page) The copy of this document is true and identical to the copy of its original received by the Department of Business Development on July 7, B.E. 2547 (A.D. 2004), issued on July 7, B.E. 2547 (A.D. 2004) (Signature) Mrs. Varaporn Pansung Registrar

having been registered as a public limited company and having the following particulars:

1. Paid-up capital is 33,249,449,050 Baht (Thirty Three Thousand Two Hundred Forty Nine Million Four Hundred Forty Nine Thousand and Fifty Baht)

2. Total amount of shares distributed 3,324,944,905 shares (Three Thousand Three Hundred Twenty Four Million Nine Hundred Forty Four Thousand Nine Hundred and Five shares)

categorized into

(a) Shares to be paid-up in money
ordinary share 1,526,864,072 shares (One Thousand Five Hundred Twenty Six Million Eight Hundred Sixty Four Thousand and Seventy Two shares)
preference share 1,798,080,833 shares (One Thousand Seven Hundred Ninety Eight Million Eighty Thousand Eight Hundred and Thirty Three shares)

(b) Shares to be paid-up other than in money
ordinary share - share (-)
preference share - share (-)

(c) Shares to be paid-up other than specified in (a) and (b)
ordinary share - share (-)
preference share - share (-)

having details of the appraisal of the property and the payment of share's price in accordance with (b) and (c) set out in the document attached hereto totaling - page

(Signed) -Signature- Applicant
(Khunying Jada Wattanasiritham)

SIAM NITI LAW OFFICE CO., LTD.
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E:\CHAYAWAT

No. 163053 14 JUL 2004
BANGKOK

SEEN AT THE MINISTRY OF
FOREIGN AFFAIRS

(MR. SARASNANT MUNGKANDI)
Legal Officer 5
Department of Consular Affairs
Ministry of Foreign Affairs of Thailand

- Translation -

No. Gor 22019 Garuda Emblem Department of Business Development, Ministry of Commerce

Affidavit

This is to certify that The Siam Commercial Bank Public Company Limited has been registered as a juristic person under Public Limited Companies Act, Registration No. Bor Mor Jor. 84 on February 19, B.E. 2536 (A.D. 1993). The registered particulars are as follows:

1. Directors consist of 15 persons namely:

1) Mr. Anand Panyarachun
2) Mr. Chirayu Isarangkun Na Ayuthaya
3) Khunying Jada Wattanasiritham
4) M.R. Disnadda Diskul
5) Mr. Peter Seah Lim Huat
6) Mr. John William Hancock
7) Mr. Vichit Suraphongchai
8) Mr. Bodin Asvanich
9) Mrs. Kannikar Chalitaporn
10) Mr. Maris Samaram
11) Mr. Tiraphot Vajrabhaya
12) Mr. Pichai Chunhavajira
13) Mr. Sumate Tanthuwanit
14) Mrs. Pantip Surathin
15) Mr. Prakob Tantiyapong.

2. Authorization and limitation of authorization of the directors

2.1 Name and number of the directors having been authorized to sign on behalf of the Company are Mr. Chirayu Isarangkun Na Ayuthaya, Chairman of the Board of Directors, or Mr. Vichit Suraphongchai, Chairman of Executive Committee, or Khunying Jada Wattanasiritham, President and Chief Executive Officer, may solely sign or Mr. Bodin Asvanich and Mrs. Kannikar Chalitaporn may jointly sign.

2.2 Limitation of authorization of the directors is-none-

3. Capital

3.1 Registered capital is Baht 70,000,000,000 (Seventy Billion Baht).

3.2 Paid up capital is Baht 33,365,949,000 (Thirty Three Thousand Three Hundred Sixty Five Million Nine Hundred and Forty Nine Thousand Baht).

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E:\CHAYAWAT\CH47\TRANS\SCBCER4.DOC

4. The address of the principal office is No. 9 Ratchadapisek Road, Kwaeng Jatujak, Khet Jatujak, Bangkok Metropolis.

5. The objectives of the Company consist of 9 items and are as appeared in the copy annexed hereto in 3 pages which bear the signature of the Registrar and is affixed with the seal of the Department of Business Development.

Issued on July 27, B.E. 2547 (A.D. 2004)

Signature
(Mrs. Varaporn Pansung)
Registrar

Department of Business Development
Garuda Emblem
Ministry of Commerce

Remarks : The former name of this Company is "The Siam Commercial Bank, Limited", Registration No. 6. The Company registered the conversion of its status to be a public limited company on February 19, B.E. 2536 (A.D. 1993).

E:\CHAYAWAT\CH47\TRANS\SCBCER4.DOC

SIAM NITI LAW OFFICE CO., LTD.
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-Translation-

This document is attached to the Affidavit. *-Signature-* (Mrs. Varaporn Pansung) Registrar

Department of Business Development Garuda Emblem Ministry of Commerce

July 27, B.E. 2547 (A.D. 2004)

The Company has 9 objectives as follows:

(1) To conduct the business of commercial banking as any other commercial banks in Thailand and elsewhere as such business is conducted and permitted by law, and to transact all matters and things in connection with the commercial banking business as follows:

(a) To receive money to be deposited or paid into a current account, fixed deposit account, savings account or any other account, or to receive money on deposit by issuing certificate of deposit or any instrument of rights with or without allowance for interest.

(b) To lend money, provide overdraft or other credit facilities by any other means or invest in money, with or without security.

(c) To purchase, sell, carry on the business of discounting, or dispose of by any means, foreign currencies, bonds, debentures, bills, letters of credit, notes, warrants, financial instruments, debt instruments, instruments or evidence of right, or any other instruments, shares, debentures, as well as all types of securities issued, executed, purchased or procured by the Company or by any other person by any means whatsoever.

(d) To provide guarantee of debts, liabilities and performances of any persons under any agreements, including issuing or receiving letters of credit or any commercial documents.

(e) To take deposit, safe-keep or manage assets and all kinds of interest by any means as well as to transact all kinds of business on behalf of persons, groups of persons, funds, organisations or other agencies, both private and governmental, whether in Thailand or elsewhere.

(f) To act as an advisor and to provide advice, information service, analysis or project planning or appropriate financial investment; to act as an advisor in acquisitions, mergers, amalgamations, applications to be a registered company or registered securities in the Securities Exchange of Thailand or in any other places where there is trading of securities including the operation or rendering of all kinds of

SIAM NITI LAW OFFICE CO., LTD.
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(Mr. Chayawat Sattabusya)

services regarding financial and investment business, whether in Thailand and elsewhere.

(g) To act as the securities registrar, agent, broker, commission agent or to undertake any other duty in the trading of shares, debentures or other securities, or in any business in financial, investment and commercial transaction or otherwise.

E:\CHAYAWAT\CH47\TRANS\SCBCER4.DOC

SIAM NITI LAW OFFICE CO., LTD.
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(Mr. Chayawat Sattabusya)

-Translation-

This document is attached to the Affidavit.

-Signature-
(Mrs. Varaporn Pansung)
Registrar

Department of Business Development
Garuda Emblem
Ministry of Commerce

July 27, B.E. 2547 (A.D. 2004)

The Company has 9 objectives as follows:

(h) To transact all matters and things as any commercial bank may conduct pursuant to banking customs and practice or as it shall act or be permitted to perform as may appear to be conducive to the attainment of the above objectives or any of them.

(i) To engage in the business of being broker for life and non-life insurance.

(2) To establish branches or appoint agencies to transact all matters described in Clause (1) both in Thailand and elsewhere and to act as an agent for other commercial banks in operating commercial banking business.

(3) To purchase, provide, receive, lease, purchase or hire-purchase, acquire ownership, possess, improve, use, or otherwise acquire, with respect to any asset, right and duty, for the Company's own use or for other benefits of the Company or its employees.

(4) To sell or otherwise dispose of, assign, let on lease, let on hire-purchase, or grant rights to use or make use of all types of assets, rights and duties of the Company or others, including creating any pledges, mortgages, or other encumbrances on the said assets, rights and duties as security for the obligations or for the benefit of the Company's operation.

(5) To hold shares in any private limited company or any public limited company or to engage in any business as described herein with any persons, group of persons, fund organisations, or other agencies both private and governmental, whether in Thailand or elsewhere.

(6) To invest in money by way of deposit, subscribe, purchase or by any manner, in order to acquire any drafts, financial instruments, debt instruments, instrument or evidence of right, or any other instrument, shares, debentures, investment units, or other securities.

SIAM NITI LAW OFFICE CO., LTD.
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(7) To provide financial support to any persons, group of persons, funds organisations or other agencies, both private and governmental, whether in Thailand or elsewhere.

(8) To make payment by cash or shares of the Company in consideration of any assets or rights purchased or acquired by the Company and in the event that the payment is made by delivery of shares, the holder of such shares may or may not be entitled to the dividend or may receive the capital return either before or after other shareholders.

E:\CHAYAWAT\CH47\TRANS\SCBCER4.DOC

SIAM NITI LAW OFFICE CO., LTD.
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-Translation -

FormBorMorJor. 5

Document attached to the application no.75470727-16

The Siam Commercial Bank Public Company Limited

Registration No. Bor Mor Jor. 84

Garuda Emblem No.Gor 22020 (total 2 page) The copy of this document is true and identical to the copy of its original received by the Department of Business Development on July 27, B.E. 2547 (A.D. 2004), issued on July 27, B.E. 2547 (A.D. 2004) (Signature) Mrs. Varaporn Pansung Registrar

having been registered as a public limited company and having the following particulars:

1. Paid-up capital is 33,365,949,000 Baht (Thirty Three Thousand Three Hundred Sixty Five Million Nine Hundred and Forty Nine Thousand Baht)

2. Total amount of shares distributed 3,336,594,900 shares (Three Thousand Three Hundred Thirty Six Million Five Hundred Ninety Four Thousand and Nine Hundred shares)

categorized into

(a) Shares to be paid-up in money
ordinary share 1,538,514,067 shares (One Thousand Five Hundred Thirty Eight Million Five Hundred Fourteen Thousand and Sixty Seven shares)
preference share 1,798,080,833 shares (One Thousand Seven Hundred Ninety Eight Million Eighty Thousand Eight Hundred and Thirty Three shares)

(b) Shares to be paid-up other than in money
ordinary share - share (-)
preference share - share (-)

(c) Shares to be paid-up other than specified in (a) and (b)
ordinary share - share (-)
preference share - share (-)

having details of the appraisal of the property and the payment of share's price in accordance with (b) and (c) set out in the document attached hereto totaling - page

(Signed) -Signature- Applicant
(Khunying Jada Wattanasiritham)

SIAM NITI LAW OFFICE CO., LTD.
Certified Correct Translation
(Mr. Chayawat Sattabusya)

-Translation-

This document is attached to the Affidavit.

-Signature-
(Mrs. Varaporn Pangsung)
Registrar

Department of Business Development
Garuda Emblem
Ministry of Commerce

July 27, B.E. 2547 (A.D. 2004)

The Company has 9 objectives as follows:

(9) To issue and offer for sale of securities in forms of shares, debentures, investment units, warrants, drafts, bills, securities or any other instruments in whatever nature, as permitted or as prescribed or to be prescribed by the laws governing public company limited, securities and securities exchange or other laws, to the existing shareholders, public or any persons, at the price equivalent to value of such instruments or securities, or at the price lower or higher than those of the prescribed value.

No. 175660 5 AUG 2004
BANGKOK
SEEN AT THE MINISTRY OF
FOREIGN AFFAIRS

(MR. SARASNANT MUNGKANDI)
Legal Officer 5
Department of Consular Affairs
Ministry of Foreign Affairs of Thailand

SIAM NITI LAW OFFICE CO., LTD.
Certified Correct Translation
(Mr. Chayawat Sattabusya)

Registered on July 27, B.E. 2547 (A.D. 2004)

The Siam Commercial Bank Public Company Limited

Registration No. Bor Mor Jor. 84

3. Directors consist of 15 persons, having residence in the Kingdom of Thailand in the number of 14 persons, and having residence elsewhere in the number of 1 persons as follows: (In case Directors are foreigner, the name and address of such in foreign language must be indicated and attached thereto)

(15) Name: Mr. Prakob Tantiyapong Nationality: Thai
Date of Birth: 2 Month: May Year: 1946 Residing at: 115
Moo. - Throk/ Soi - Road Mitrapan
Thombon/ Kwaeng Pom Prap Amphoe/ Khet Pom Prap Sattru Phai
Province Bangkok Country Thailand
(Signed) -Signature-

( ) Name: Nationality:
Date of Birth: Month: Year: Residing at:
Moo. Throk/ Soi Road
Thombon/ Kwaeng Amphoe/ Khet
Province Country
(Signed)

( ) Name: Nationality:
Date of Birth: Month: Year: Residing at:
Moo. Throk/ Soi Road
Thombon/ Kwaeng Amphoe/ Khet
Province Country
(Signed)

( ) Name: Nationality:
Date of Birth: Month: Year: Residing at:
Moo. Throk/ Soi Road
Thombon/ Kwaeng Amphoe/ Khet
Province Country
(Signed)

( ) Name: Nationality:
Date of Birth: Month: Year: Residing at:
Moo. Throk/ Soi Road
Thombon/ Kwaeng Amphoe/ Khet
Province Country
(Signed)

Garuda Emblem
No.Gor 22020 (total 2 page)
The copy of this document is true and identical to the copy of its original received by the Department of Business Development on July 27, B.E. 2547 (A.D. 2004), issued on July 27, B.E. 2547 (A.D. 2004)
(Signature)
Mrs. Varaporn Pansung
Registrar

(Signed) -Signature- Applicant
(Khunying Jada Wattanasiritham)

Remark: In case of registration for the change of Directors, only the signature of new Directors is required.

SIAM NITI LAW OFFICE CO., LTD.
Certified Correct Translation
(Mr. Chayawat Sattabusya)

No. 175662 5 AUG 2004
BANGKOK

SEEN AT THE MINISTRY OF
FOREIGN AFFAIRS

(MR. SARASNANT MUNGKANDI)
Legal Officer 5
Department of Consular Affairs
Ministry of Foreign Affairs of Thailand

Translator and owner of the document will primarily take responsibility for erroneous translation./ ผู้แปลและเจ้าของเอกสารเป็นผู้รับผิดชอบเบื้องต้นต่อการแปลที่ผิดพลาด